12027488

ORIGINAL

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, DC 20549**

**FORM SE**

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS**

**BY ELECTRONIC FILERS**

SEC Mail Processing Section

JUN 12 2012

Washington DC 401

Northfield Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001493225
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-181995
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

**SIGNATURES**

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodbridge, State of New Jersey on June 7, 2012.

**NORTHFIELD BANCORP, INC.**

By: John W. Alexander

John W. Alexander
Chairman, President and Chief Executive Officer

{Clients/1091/00163523.DOC/ }

**EXHIBIT 99.3**

# *PRO FORMA VALUATION REPORT*

***NORTHFIELD BANCORP, INC.***
***Avenel, New Jersey***

***PROPOSED HOLDING COMPANY FOR:***
***NORTHFIELD BANK***
***Staten Island, New York***

***Dated As Of:***
***May 11, 2012***

---

***Prepared By:***

***RP® Financial, LC.***
***1100 North Glebe Road***
***Suite 600***
***Arlington, Virginia 22201***

---

**RP® FINANCIAL, LC.**
Advisory | Planning | Valuation

May 11, 2012

Boards of Directors
Northfield Bancorp, MHC
Northfield Bancorp, Inc.
Northfield Bank
1410 St. Georges Avenue
Avenel, New Jersey 07001

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines.

<u>Description of Plan of Conversion and Reorganization</u>

On June 6,, 2012, the respective Boards of Directors of Northfield Bancorp, MHC (the "MHC") and Northfield Bancorp, Inc. ("NFBK"), a federal corporation, adopted the plan of conversion and reorganization (the "Plan of Conversion"), whereby the MHC will convert to stock form. As a result of the conversion, NFBK, which currently owns all of the issued and outstanding common stock of Northfield Bank, will be succeed by a Delaware corporation with the name of Northfield Bancorp, Inc. ("Northfield Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Northfield Bancorp or the Company. As of March 31, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.00% of the common stock (the "MHC Shares") of Northfield Bancorp. The remaining 39.00% of Northfield Bancorp's common stock was owned by public shareholders.

It is our understanding that Northfield Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Northfield Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all

**Washington Headquarters**
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of NFBK will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

<u>RP® Financial, LC.</u>

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, Northfield Bank, the MHC and the other parties engaged by Northfield Bank or the Company to assist in the stock conversion process.

<u>Valuation Methodology</u>

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, Northfield Bank and the MHC, including the prospectus as filed with the FRB and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company, Northfield Bank and the MHC that has included a review of audited financial information for the years ended December 31, 2007 through December 31, 2011 and a review of various unaudited information and internal financial reports through March 31, 2012, and due diligence related discussions with the Company's management; KPMG LLP, the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's conversion counsel; Sandler O'Neill & Partners, L.P., the Company's marketing advisor in connection with the subscription and community offerings and who will serve as joint book running manager for the syndicated offering; and Stifel, Nicolaus & Company, Incorporated, who will serve as joint book running manager for the syndicated offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Northfield Bancorp operates and have assessed Northfield Bancorp's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Northfield Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Northfield Bancorp's operating characteristics and financial performance as they relate to the pro forma market value of Northfield Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Northfield Bancorp's assets and equity pursuant to the completion of the second-step conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Northfield Bancorp's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation

Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Northfield Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by Northfield Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Northfield Bancorp, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Northfield Bancorp. The valuation considers Northfield Bancorp only as a going concern and should not be considered as an indication of Northfield Bancorp's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Northfield Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Northfield Bancorp's stock alone. It is our understanding that there are no current plans for selling control of Northfield Bancorp following completion of the second-step conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Northfield Bancorp's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 11, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of NFBK – was $559,320,750 at the midpoint, equal to 55,932,075 shares at $10.00 per share. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $475,422,640 or 47,542,264 shares at the minimum and $643,218,860 or 64,321,886 shares at the maximum.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $340,000,000, equal to 34,000,0000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $289,000,000 or 28,900,000 shares at the minimum and $391,000,000 or 39,100,000 shares at the maximum.

Establishment of the Exchange Ratio

OCC regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, NFBK and Northfield Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.3414 shares of the Company's stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.1402 at the minimum and 1.5426 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OCC regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Northfield Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step conversion.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Northfield Bancorp as of March 31, 2012, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public shareholders of NFBK and the exchange of the public shares for newly issued shares of Northfield Bancorp's common stock as a full public company was determined independently by the Boards of Directors of the MHC, NFBK and Northfield Bank. RP Financial expresses no opinion on the proposed exchange ratio to public shareholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Northfield Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Northfield Bancorp's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Director

# TABLE OF CONTENTS
## NORTHFIELD BANCORP, INC.
## NORTHFIELD BANK
## Staten Island, New York


| DESCRIPTION | PAGE NUMBER |
|---|---|
| CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS | |
| Introduction | I.1 |
| Plan of Conversion and Reorganization | I.1 |
| Strategic Overview | I.2 |
| Balance Sheet Trends | I.6 |
| Income and Expense Trends | I.10 |
| Interest Rate Risk Management | I.14 |
| Lending Activities and Strategy | I.15 |
| Asset Quality | I.20 |
| Funding Composition and Strategy | I.20 |
| Subsidiary and Other Activities | I.21 |
| Legal Proceedings | I.22 |
| CHAPTER TWO MARKET AREA | |
| Introduction | II.1 |
| National Economic Factors | II.1 |
| Market Area Demographics | II.5 |
| Local Economy | II.7 |
| Unemployment Trends | II.8 |
| Market Area Deposit Characteristics and Competition | II.9 |
| CHAPTER THREE PEER GROUP ANALYSIS | |
| Peer Group Selection | III.1 |
| Financial Condition | III.5 |
| Income and Expense Components | III.9 |
| Loan Composition | III.11 |
| Interest Rate Risk | III.13 |
| Credit Risk | III.15 |
| Summary | III.15 |

## *TABLE OF CONTENTS*
## *NORTHFIELD BANCORP, INC.*
## *NORTHFIELD BANK*
## *Staten Island, New York*
*(continued)*

| DESCRIPTION | PAGE NUMBER |
|---|---|
| CHAPTER FOUR VALUATION ANALYSIS | |
| Introduction | IV.1 |
| Appraisal Guidelines | IV.1 |
| RP Financial Approach to the Valuation | IV.1 |
| Valuation Analysis | IV.2 |
| 1. Financial Condition | IV.2 |
| 2. Profitability, Growth and Viability of Earnings | IV.4 |
| 3. Asset Growth | IV.6 |
| 4. Primary Market Area | IV.6 |
| 5. Dividends | IV.8 |
| 6. Liquidity of the Shares | IV.8 |
| 7. Marketing of the Issue | IV.9 |
| A. The Public Market | IV.9 |
| B. The New Issue Market | IV.13 |
| C. The Acquisition Market | IV.15 |
| D. Trading in Northfield Bancorp's Stock | IV.16 |
| 8. Management | IV.16 |
| 9. Effect of Government Regulation and Regulatory Reform | IV.17 |
| Summary of Adjustments | IV.17 |
| Valuation Approaches: | IV.17 |
| 1. Price-to-Earnings ("P/E") | IV.19 |
| 2. Price-to-Book ("P/B") | IV.20 |
| 3. Price-to-Assets ("P/A") | IV.22 |
| Comparison to Recent Offerings | IV.22 |
| Valuation Conclusion | IV.23 |
| Establishment of the Exchange Ratio | IV.24 |

## LIST OF TABLES
## NORTHFIELD BANCORP, INC.
## NORTHFIELD BANK
## Staten Island, New York


| TABLE NUMBER | DESCRIPTION | PAGE |
|---|---|---|
| 1.1 | Historical Balance Sheet Data | I.7 |
| 1.2 | Historical Income Statements | I.11 |
| | | |
| 2.1 | Summary Demographic Data | II.6 |
| 2.2 | Primary Market Area Employment Sectors | II.8 |
| 2.3 | Unemployment Trends | II.9 |
| 2.4 | Deposit Summary | II.10 |
| 2.5 | Market Area Deposit Competitors | II.11 |
| | | |
| 3.1 | Peer Group of Publicly-Traded Thrifts | III.3 |
| 3.2 | Balance Sheet Composition and Growth Rates | III.6 |
| 3.3 | Income as a Pct. of Avg. Assets and Yields, Costs, Spreads | III.10 |
| 3.4 | Loan Portfolio Composition and Related Information | III.12 |
| 3.5 | Interest Rate Risk Measures and Net Interest Income Volatility | III.14 |
| 3.6 | Credit Risk Measures and Related Information | III.16 |
| | | |
| 4.1 | Market Area Unemployment Rates | IV.7 |
| 4.2 | Pricing Characteristics and After-Market Trends | IV.14 |
| 4.3 | Public Market Pricing | IV.21 |

# I. OVERVIEW AND FINANCIAL ANALYSIS

## Introduction

Northfield Bank (the "Bank"), founded in 1887, is a federally-chartered stock savings bank headquartered in Staten Island, New York. The Bank serves metropolitan communities located in Staten Island and Brooklyn in New York and central and northern New Jersey. The Bank operates through its home office, 24 additional branch offices in New York and New Jersey and an operations center in New Jersey. The Bank is subject to regulation and oversight by the Office of Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the FDIC. Exhibit I-1 is a map of the Bank's office locations.

Northfield Bancorp, Inc. ("NFBK") is the federally-chartered mid-tier holding company of the Bank. NFBK owns 100% of the outstanding common stock of the Bank. Since being formed in 2007, NFBK has been engaged primarily in the business of holding the common stock of the Bank. NFBK completed its initial public offering on November 7, 2007, pursuant to which it sold 19,265,316 shares or 43.0% of its outstanding common stock to the public and issued 24,641,684 share or 57.0% of its common stock outstanding to Northfield Bancorp, MHC (the "MHC"), the mutual holding company parent of NFBK. Additionally, NFBK contributed $3.0 million in cash and NFBK issued 896,061 shares of common stock or 2.0% of its common stock outstanding to the Northfield Bank Charitable Foundation (the "Foundation"). The MHC and NFBK are subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or the "FRB"). At March 31, 2012, NFBK had total consolidated assets of $2.4 billion, deposits of $1.5 billion and equity of $385.2 million, or 16.01% of total assets. NFBK's audited financial statements for the most recent period are included by reference as Exhibit I-2.

## Plan of Conversion and Reorganization

On June 6, 2012, the respective Boards of Directors of Northfield Bancorp, MHC (the "MHC") and Northfield Bancorp, Inc. ("NFBK"), a federal corporation, adopted the plan of conversion and reorganization (the "Plan of Conversion"), whereby the MHC will convert to stock form. As a result of the conversion, NFBK, which currently owns all of the issued and outstanding common stock of the Bank, will be succeed by a Delaware corporation with the name of Northfield Bancorp, Inc. ("Northfield Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Northfield Bancorp or the Company. As of March 31, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.00% of the common stock (the "MHC Shares") of Northfield Bancorp. The remaining 39.00% of Northfield Bancorp's common stock was owned by public shareholders.

It is our understanding that Northfield Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including the Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the general public in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of NFBK will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

Strategic Overview

Historically, the Company has pursued a balance sheet strategy concentrated on maintaining a significant portfolio of investment securities, primarily mortgage-backed securities ("MBS"), funded largely by retail deposits generated through the branch network. The Company's lending activities, comprising a smaller portion of the balance sheet, have emphasized the origination and purchase of commercial real estate and multi-family loans, with secondary emphasis on 1-4 family, construction and land loans, and non-mortgage commercial business and consumer loans. Notably, in recent years, loan growth has been largely sustained through growth of multi-family loans generated through broker referrals in the Company's lending markets. Additionally, in October 2009, following the acquisition of a specialty lending portfolio in Georgia that focuses on insurance premium financing, the Company began to offer loans to finance premiums on insurance policies which were primarily commercial insurance policies. At the end of 2011, the Company stopped originating loans to finance premiums on insurance policies and in February 2012 sold the majority of its insurance premium loans at par value. Stronger loan growth relative to asset growth has provided for an upward trend in the concentration of loans comprising assets during recent years; however, as of March 31, 2012, net loans receivable comprised only 42.2% of total assets. Of total loans held for investment at March 31, 2012, 78.3% consisted of commercial real estate and multi-family loans. In addition to retail deposits, the Company utilizes borrowings as an alternative funding source for purposes of managing funding costs and interest rate risk. From time-to-time, the Company also utilizes a limited amount of brokered deposits as an alternative funding source. The high concentration of assets maintained in investments, along with the Company's relatively streamlined operations, have facilitated operating expense levels that are below industry norms. At the same time, the concentration of investment securities has reduced overall asset yields and limited diversification into fee-based products and services has limited revenues derived from non-interest sources.

Historically, the Company's lending and investment activities have facilitated maintenance of favorable credit quality measures. However, the Company has experienced some deterioration in credit quality during recent years, as the Company's lending market was adversely impacted by the 2008 national recession and resulting fallout from the financial crisis that occurred with the implosion of the housing market. Non-performing assets increased from $9.8 million or 0.71% of assets at December 31, 2007 to $61.1 million or 2.72% of assets at December 31, 2010. Most of the increase in non-performing assets balance was related to an increase in non-performing commercial real estate loans, which comprised slightly more than 75% of the non-performing loan balance at December 31, 2010. Since year-end 2010, the non-performing assets balance has trended lower and equaled $42.6 million or 1.77% of assets at March 31, 2012.

Investment securities have historically served as the Company's balance sheet concentration, with MBS accounting for the largest concentration of the Company's investments. The MBS portfolio primarily consists of agency securities issued by Government-sponsored enterprises ("GSEs") and, to a lesser extent, private issue ("Non-GSE") securities. Northfield Bancorp's other investment holdings include corporate bonds and a limited amount of mutual fund investments classified as equity investments. The Company also maintains a small balance of mutual funds classified as trading securities and an investment in FHLB stock. In the past, the Company has also maintained investments in GSE bonds. Although cash and investment have declined as a percent of total assets in recent years, as of March 31, 2012, cash and investment securities comprised 52.0% of total assets.

Deposits generated from residents within the Company's primary market area have consistently served as the primary funding source for the Company's lending and investment activities. Transaction and savings account deposits comprise the largest portion of the Company's deposit base, with the balance consisting of certificates of deposit ("CDs"). Northfield Bancorp utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with repurchase agreements and FHLB advances accounting for the major portion of the Company's borrowings.

Northfield's earnings base is largely dependent upon net interest income and operating expense levels. Although the Company's investment securities put downward pressure on overall interest income, net interest income has been maintained at healthy levels due to favorably low funding costs derived from a high concentration of core deposits and limited use of borrowings. Operating expenses have been maintained at relatively low levels, reflecting efficiency in operations and relatively low personnel requirements for implementation of the Company's operating strategy. In particular, the Company maintains a high ratio of assets per employee, which is supported by the relatively lower staffing needs required to support the large portfolio of investment securities. While the Company's implementation of a fairly streamlined operating strategy has supported containment of operating expenses, it has also limited revenues from non-interest income sources. Accordingly, revenues generated from sources of non-interest operating income, such as fees and service charges, has been a relatively modest contributor to the Company's earnings.

The Company's strategic plan is to supplement organic growth with acquisitions of other financial institutions that will facilitate growth and increase market share in markets currently served or provide entry into nearby surrounding markets that would serve to expand the Company's franchise base. On October 14, 2011, the Bank assumed all of the deposits and acquired essentially all of the assets of a failed New Jersey state-chartered bank from the FDIC as receiver for First State Bank, Cranford, New Jersey. The carrying value of assets acquired and deposits assumed were $194.6 million and $188.2 million, respectively. Fair value adjustments under the acquisition method of accounting resulted in a $46.8 million discount to assets acquired and a bargain purchase gain of $3.6 million, net of tax. The fair value of loans acquired was $91.9 million, which are classified as purchased credit-impaired ("PCI") loans on the Company's balance sheet.

On March 13, 2012, the Company entered into an agreement to acquire Flatbush Federal Bancorp, MHC, ("Flatbush MHC), its mid-tier holding company Flatbush Federal Bancorp, Inc. ("Flatbush Bancorp") and bank subsidiary Flatbush Federal Savings and Loan Association ("Flatbush Federal Savings"). Under the terms of the agreement, each outstanding share of Flatbush Bancorp's will be converted into the right to receive 0.4748 shares of Northfield Bancorp common stock and each share held by Flatbush MHC will be converted into 0.4748 common share of Northfield Bancorp and issued to the MHC. Flatbush MHC will be merged in the MHC, Flatbush Bancorp will be merged into Northfield Bancorp and Flatbush Federal Savings will be merged into the Bank. As of March 31, 2012, Flatbush MHC had ownership of 1,484,208 shares of Flatbush Bancorp's common stock outstanding and public shareholders had ownership of 1,252,699 shares of Flatbush Bancorp's common stock outstanding.

Flatbush Bancorp conducts business out of the main office and two branch offices, which are all located in Brooklyn, New York. As of March 31, 2012, Flatbush Bancorp had total assets of $145.9 million, total deposits of $118.7 million and total equity of $19.2 million or 13.19% of assets. Flatbush Bancorp's balance of non-performing assets totaled $7.3 million at March 31, 2012, equal to 4.98% of assets. Flatbush reported a net loss of $638,000 for 2011 and net income of $4.6 million for the first quarter of 2012. First quarter net income included a $9.1 million gain on the sale of Flatbush Bancorp's main office.

A key component of the Company's business plan is to complete a second-step conversion offering. The Company's strengthened capital position will support continued expansion of the branch network in desired growth markets. In addition to the three offices that will be added with the acquisition of Flatbush Bancorp, the Company has current plans to further expand its branch network through opening additional de novo branches. Also, as a fully-converted institution, the Company's greater capacity to offer stock as consideration may facilitate increased opportunities to grow through acquisition. At this time, except for the pending acquisition of Flatbush Bancorp, the Company has no specific plans for expansion through acquisition.

The post-offering business plan of the Company is expected to focus on operating and growing a profitable institution serving retail customers in local markets, as well as increasing the loan portfolio through origination and purchase of loans in the greater New York City metropolitan area. Specifically, Northfield Bancorp will continue to be an independent community-oriented financial institution with a commitment to local real estate financing with operations substantially funded by retail deposits, borrowings, equity capital and internal cash flows. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. The Company's strengthened capital position will also provide more of a cushion against potential credit quality related losses, as the Company continues to implement workout strategies to reduce the balance of non-performing assets. Northfield Bancorp's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company's interest-earning assets/interest-bearing liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will serve to raise the level of interest-earning assets funded with equity and, thereby, reduce the ratio of interest-earning assets funded with interest-bearing liabilities as the balance of interest-bearing liabilities will initially remain relatively unchanged following the conversion, which may facilitate a reduction in Northfield Bancorp's funding costs. The projected uses of proceeds are highlighted below.

- Northfield Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds maintained by the Company, net of the loan to the ESOP, are expected to be invested into short-term investment grade securities and liquid funds. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.
- Northfield Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Northfield Bancorp's operations.

## Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past five and one-quarter years. The Company sustained positive asset growth since year-end 2007, with total assets increasing at a 13.8% annual growth rate over the past four and one-quarter years.

Table 1.1
Northfield Bancorp, Inc.
Historical Balance Sheet Data

| | At Fiscal Year Ended December 31, | | | | | | | | | | At March 31, | | 12/31/07-03/31/12 Annual. Growth Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2007 | | 2008 | | 2009 | | 2010 | | 2011 | | 2012 | | |
| | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Pct (%) |
| Total Amount of: | | | | | | | | | | | | | |
| Assets | $1,386,918 | 100.00% | $1,757,761 | 100.00% | $2,002,274 | 100.00% | $2,247,167 | 100.00% | $2,376,918 | 100.00% | $2,405,850 | 100.00% | 13.84% |
| Cash and cash equivalents | 25,088 | 1.81% | 50,128 | 2.85% | 42,544 | 2.12% | 43,852 | 1.95% | 65,269 | 2.75% | 45,837 | 1.91% | 15.24% |
| Certificates of deposit | 24,500 | 1.77% | 53,653 | 3.05% | - | 0.00% | - | 0.00% | - | 0.00% | - | 0.00% | -100.00% |
| Trading securities | 3,605 | 0.26% | 2,498 | 0.14% | 3,403 | 0.17% | 4,095 | 0.18% | 4,146 | 0.17% | 4,577 | 0.19% | 5.78% |
| Securities available for sale | 802,417 | 57.86% | 957,585 | 54.48% | 1,131,803 | 56.53% | 1,244,313 | 55.37% | 1,098,725 | 46.22% | 1,184,467 | 49.23% | 9.60% |
| Securities held-to-maturity | 19,686 | 1.42% | 14,479 | 0.82% | 6,740 | 0.34% | 5,060 | 0.23% | 3,617 | 0.15% | 3,324 | 0.14% | -34.20% |
| Loans held for sale | 270 | 0.02% | - | 0.00% | - | 0.00% | 1,170 | 0.05% | 3,900 | 0.16% | 604 | 0.03% | 20.86% |
| Loans receivable, net | 418,693 | 30.19% | 581,206 | 33.07% | 713,855 | 35.65% | 805,772 | 35.86% | 1,047,631 | 44.08% | 1,016,245 | 42.24% | 23.20% |
| Bank owned life insurance | 41,560 | 3.00% | 42,001 | 2.39% | 43,751 | 2.19% | 74,805 | 3.33% | 77,778 | 3.27% | 78,497 | 3.26% | 16.14% |
| FHLB stock | 6,702 | 0.48% | 9,410 | 0.54% | 6,421 | 0.32% | 9,784 | 0.44% | 12,677 | 0.53% | 12,452 | 0.52% | 15.69% |
| Intangible assets | 17,076 | 1.23% | 16,697 | 0.95% | 16,361 | 0.82% | 16,188 | 0.72% | 17,129 | 0.72% | 17,057 | 0.71% | -0.03% |
| Deposits | 877,225 | 63.25% | 1,024,439 | 58.28% | 1,316,885 | 65.77% | 1,372,842 | 61.09% | 1,493,526 | 62.83% | 1,500,492 | 62.37% | 13.46% |
| Borrowings | 124,420 | 8.97% | 332,084 | 18.89% | 279,424 | 13.96% | 391,237 | 17.41% | 481,934 | 20.28% | 477,119 | 19.83% | 37.20% |
| Equity | 367,340 | 26.49% | 386,578 | 21.99% | 391,540 | 19.55% | 396,717 | 17.65% | 382,650 | 16.10% | 385,159 | 16.01% | 1.12% |
| Tangible equity | 350,264 | 25.25% | 369,881 | 21.04% | 375,179 | 18.74% | 380,529 | 16.93% | 365,521 | 15.38% | 368,102 | 15.30% | 1.18% |
| Loans/Deposits | | 47.73% | | 56.73% | | 54.21% | | 58.69% | | 70.14% | | 67.73% | |
| Full Service Banking Offices Open | 18 | | 18 | | 18 | | 20 | | 24 | | 24 | | |

(1) Ratios are as a percent of ending assets.

Sources: Northfield Bancorp's prospectus, audited and unaudited financial statements and RP Financial calculations.

Asset growth was primarily funded by deposit growth, which was supplemented with increased utilization of borrowings. A summary of Northfield Bancorp's key operating ratios for the past five and one-quarter years is presented in Exhibit I-3.

Northfield Bancorp's loans receivable portfolio increased at a 23.2% annual rate from year-end 2007 through March 31, 2012, in which loan growth was sustained from year-end 2007 through year-end 2011 followed by a slight decrease during the first quarter of 2012. The Company's higher loan growth rate compared to its asset growth rate provided for an increase in the loans-to-assets ratio from 30.2% at year-end 2007 to 42.2% at March 31, 2012. Net loans receivable at March 31, 2012 totaled $1.0 billion, versus $418.7 million at year-end 2007.

Loan growth was primarily sustained by growth of commercial real estate and multi-family loans, with the concentration of commercial real estate and multi-family loans increasing from 60.8% of total loans as of December 31, 2007 to 78.3% of total loans at March 31, 2012. Most of the growth has consisted of multi-family loans, which increased from $14.2 million or 3.3% of total loans at year-end 2007 to $496.7 million or 47.7% of total loans at March 31, 2012. Historically, the second largest loan concentration has been 1-4 family permanent mortgage loans, which declined from 22.5% of total loans at year-end 2007 to 6.9% of total loans at March 31, 2012. The decrease in the concentration of 1-4 family loans comprising the Company's loan portfolio was due a decrease in the balance of 1-4 family loans, as well as growth of other types of loans. Construction and land loans have also become a less significant area of lending diversification for the Company, as the balance of construction and land loans has declined steadily since year-end 2008 and as a percent of total loans declined from 10.6% at year-end 2007 to 2.1% at March 31, 2012. Home equity loans and lines of credit have been a minor source of loan growth for the Company, but declined slightly as a percent of total loans from 3.0% at year-end 2007 to 2.8% at March 31, 2012. Commercial business loans declined from 2.7% of total loans at year-end 2007 to 1.3% of total loans at March 31, 2012, reflecting a nominal increase in the balance of commercial business loans since year-end 2007. The remainder of the loan portfolio consists of insurance premium loans generated through the specialty lender acquired in 2009, which were maintained at approximately 5.5% of total loans from year-end 2009 through year-end 2011 and then declined to 0.4% of total loans at March 31, 2012 following the sale of the majority of loan portfolio in February 2012, the PCI loans acquired in 2011, which comprised 8.3% of total loans at March 31, 2012, and a nominal balance of other consumer loans which comprised 0.1% of total loans at March 31, 2012.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting overall credit and interest rate risk objectives. Over the past five and one-quarter years, the Company's level of investment securities has trended lower as a percent of total assets, declining from 59.3% of assets at year-end 2007 to 49.4% of total assets as of March 31, 2012. As of March 31, 2012, the total size of the investment portfolio was $1.2 billion, consisting of MBS of $1.1 billion, corporate bonds of $105.1 million and equity investments of $13.5 million. Included in MBS portfolio were $36.7 million of private issue (non-GSE) securities. As of March 31, 2012, the Company maintained $1.2 billion of investment securities as available-for-sale ("AFS") and $3.3 million of investment securities as held-to-maturity. The AFS portfolio had a net unrealized gain of $29.6 million at that date. Exhibit I-4 provides historical detail of the Company's investment portfolio. Other investments held by the Company at March 31, 2012 consisted of $12.5 million of FHLB stock and trading securities of $4.6 million. The Company also held cash and cash equivalents amounting to $45.8 million or 1.9% of assets at March 31, 2012.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of most of the Company's management employees starting at the vice president level up through the CEO. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of March 31, 2012, the cash surrender value of the Company's BOLI equaled $78.5 million.

Over the past four and one-quarter years, Northfield Bancorp's funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. From year-end 2007 through March 31, 2012, the Company's deposits increased at a 13.5% annual rate. Deposit growth was sustained throughout the past four and one-quarter years, with the largest increase in deposits occurring during 2009. Overall, deposits increased from $877.2 million or 63.3% of assets at year-end 2007 to $1.5 billion or 62.4% of assets at March 31, 2012. Transaction and savings account deposits constitute the largest concentration of the Company's deposits and have been the primary source of deposit growth in recent years.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From year-end 2007 through March 31, 2012, borrowings increased at an annual rate of 37.2%. Overall, borrowings increased from $124.4 million or 9.0% of assets at year-end 2007 to $477.1 million or 19.8% of assets at March 31, 2012. Repurchase agreements and FHLB advances constitute the primary source of borrowings utilized by the Company. The Company also maintained a small balance of capitalized leases at March 31, 2012.

The Company's equity increased at a 1.1% annual rate from year-end 2007 through March 31, 2012, as retention of earnings was somewhat offset by stock repurchases and dividend payments over the past four and one-quarter years. Comparatively stronger asset growth relative to capital growth reduced the Company's equity-to-assets ratio from 26.49% at year-end 2007 to 16.01% at March 31, 2012. The Company maintained a small balance of goodwill and core deposit intangibles from a 2002 acquisition and the acquisition of First State Bank in 2011, resulting in a tangible equity-to-assets ratio of capital of 15.30% at March 31, 2012. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2012. The addition of stock proceeds will serve to strengthen the Company's capital position, as well as support growth opportunities. At the same time, the significant increase in Northfield Bancorp's pro forma capital position will initially depress its ROE.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five years and for the twelve months ended March 31, 2012. The Company's reported earnings over the past five years ranged from $10.5 million or 0.78% of average assets in 2007 to $16.8 million or 0.72% of average assets in 2011. For the twelve months ended March 31, 2012, the Company reported net income of $16.8 million or 0.71% of average assets. Net interest income and operating expenses represent the primary components of the Company's earnings. Non-interest operating income has been somewhat of a limited but stable source of earnings for the Company. Loan loss provisions have become a more significant factor in the Company's earnings following 2007 and, with the exception of 2007 and the completion of the minority stock offering and contribution to the Foundation, non-operating items typically have had a relatively limited impact on the Company's earnings over the past five and one-quarter fiscal years.

Over the past five and one-quarter fiscal years, the Company maintained a relatively consistent net interest income to average assets ratio ranging from a low of 2.73% during 2007 to a high of 3.01% during 2009. For the twelve months ended March 31, 2012, net interest income was 2.83% of average assets. The positive trend in the Company's net interest income

Table 1.2
Northfield Bancorp, Inc.
Historical Income Statements

| | For the Fiscal Year Ended December 31, | | | | | | | | | | For the 12 months Ended 03/31/12 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2007 | | 2008 | | 2009 | | 2010 | | 2011 | | | |
| | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) |
| Interest income | $65,702 | 4.86% | $75,049 | 4.77% | $85,568 | 4.55% | $86,495 | 4.08% | $91,017 | 3.92% | $91,758 | 3.90% |
| Interest expense | (28,836) | -2.13% | (28,256) | -1.80% | (28,977) | -1.54% | (24,406) | -1.15% | (25,413) | -1.09% | ($25,000) | -1.06% |
| Net interest income | $36,866 | 2.73% | $46,793 | 2.97% | $56,591 | 3.01% | $62,089 | 2.93% | $65,604 | 2.82% | $66,758 | 2.83% |
| Provision for loan losses | (1,442) | -0.11% | (5,082) | -0.32% | (9,038) | -0.48% | (10,084) | -0.48% | (12,589) | -0.54% | ($11,837) | -0.49% |
| Net interest income after provisions | $35,424 | 2.62% | $41,711 | 2.65% | $47,553 | 2.53% | $52,005 | 2.45% | $53,015 | 2.28% | $54,921 | 2.33% |
| Non-interest operating income | $5,099 | 0.38% | $7,471 | 0.47% | $4,678 | 0.25% | $5,143 | 0.24% | $6,081 | 0.26% | $6,454 | 0.27% |
| Non-interest operating expense | (23,998) | -1.77% | (24,852) | -1.58% | (34,254) | -1.82% | (38,684) | -1.82% | (41,530) | -1.79% | ($44,219) | -1.88% |
| Net operating income | $16,525 | 1.22% | $24,330 | 1.55% | $17,977 | 0.96% | $18,464 | 0.87% | $17,566 | 0.76% | $17,156 | 0.73% |
| Non-Operating Income | | | | | | | | | | | | |
| Bargain purchase gain, net of tax | - | 0.00% | - | 0.00% | - | 0.00% | - | 0.00% | 3,560 | 0.15% | $3,560 | 0.15% |
| Gain(loss) on securities transactions | $71 | 0.01% | ($1,318) | -0.08% | $891 | 0.05% | $1,853 | 0.09% | $2,603 | 0.11% | $2,935 | 0.12% |
| Gain(loss) on sale of branches | 4,308 | 0.32% | - | 0.00% | - | 0.00% | - | 0.00% | - | 0.00% | $0 | 0.00% |
| OTTI losses, net | - | 0.00% | - | 0.00% | (176) | -0.01% | (154) | -0.01% | (409) | -0.02% | ($248) | -0.01% |
| Contribution to charitable foundation | (11,952) | -0.88% | - | 0.00% | - | 0.00% | - | 0.00% | - | 0.00% | $0 | 0.00% |
| Net non-operating income | ($7,573) | -0.56% | ($1,318) | -0.08% | $715 | 0.04% | $1,699 | 0.08% | 5,754 | 0.25% | $6,247 | 0.27% |
| Net income before tax | $8,952 | 0.66% | $23,012 | 1.46% | $18,692 | 0.99% | $20,163 | 0.95% | $23,320 | 1.00% | $23,403 | 0.99% |
| Income tax provision | 1,555 | 0.11% | (7,181) | -0.46% | (6,618) | -0.35% | (6,370) | -0.30% | (6,497) | -0.28% | ($6,602) | -0.28% |
| Net income (loss) | $10,507 | 0.78% | $15,831 | 1.01% | $12,074 | 0.64% | $13,793 | 0.65% | $16,823 | 0.72% | $16,801 | 0.71% |
| Adjusted Earnings | | | | | | | | | | | | |
| Net income | $10,507 | 0.78% | $15,831 | 1.01% | $12,074 | 0.64% | $13,793 | 0.65% | $16,823 | 0.72% | $16,801 | 0.71% |
| Add(Deduct): Net gain/(loss) on sale | 7,573 | 0.56% | 1,318 | 0.08% | (715) | -0.04% | (1,699) | -0.08% | (5,754) | -0.25% | (6,247) | -0.27% |
| Tax effect (2) | (3,029) | -0.22% | (527) | -0.03% | 286 | 0.02% | 680 | 0.03% | 878 | 0.04% | 1,075 | 0.05% |
| Adjusted earnings | $15,051 | 1.11% | $16,622 | 1.06% | $11,645 | 0.62% | $12,774 | 0.60% | $11,947 | 0.51% | $11,629 | 0.49% |
| Expense Coverage Ratio (3) | 1.54x | | 1.88x | | 1.65x | | 1.61x | | 1.58x | | 1.51x | |
| Efficiency Ratio (4) | 56.9% | | 45.8% | | 56.0% | | 57.5% | | 57.8% | | 60.3% | |
| Effective tax rate | -17.4% | | 31.2% | | 35.4% | | 31.6% | | 27.9% | | 28.2% | |

(1) Ratios are as a percent of average assets.
(2) Assumes a 40.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses,net of amortization of intangibles, divided by the sum of net interest income before provisions for loan losses plus other income (excluding nel
Amortization of intangibles of $190,000 and $262,000 were recorded for the year ended December 31, 2011 and for the twelve months ended March 31, 2012, respectively.

Sources: Northfield Bancorp's prospectus, audited & unaudited financial statements and RP Financial calculations.

ratio from 2007 through 2009 reflects the favorable impact that the decline in short-term interest rates and resulting steeper yield curve had on the Company's interest rate spreads. Growth of comparatively lower costing transaction account deposits and the increase in the concentration of loans comprising assets also contributed to the improvement in the Company's net interest rate spread, which was partially negated by declining yields on investment securities. The Company's interest rate spread increased from 2.34% during 2007 to 2.66% during 2009. Comparatively, while the Company's interest rate spread increased to 2.78% in 2010 and was fairly stable during 2011 and the first quarter of 2012, the net interest income ratio declined as the level of non-interest-earning assets on the balance sheet increased. Increases in the balances of non-accruing loans and BOLI accounted for most of the increase in non-interest earning assets. The Company's net interest rate spreads and yields and costs for the past five and one-quarter fiscal years are set forth in Exhibit I-3 and Exhibit I-5.

Non-interest operating income has been a fairly stable, but somewhat limited, contributor to the Company's earnings over the past five and one-quarter fiscal years, reflecting the Company's limited diversification into products and services that generate non-interest operating income. Throughout the period shown in Table 1.2, sources of non-interest operating income have ranged from a high of 0.47% of average assets during 2008 to a low of 0.24% of average assets during 2010. The 2008 figure includes a gain related to a BOLI death benefit. For the twelve months ended March 31, 2012, the Company reported non-interest operating income of $6.5 million or 0.27% of average assets. Customer fees and service charges and income earned on BOLI constitute the major portion of the Company's non-operating revenues, with other non-operating sources of income consisting largely of commissions earned on the sale of non-depository investment and insurance products and miscellaneous sources of revenues.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 1.58% of average assets during 2008 to a high of 1.88% of average assets during the twelve months ended March 31, 2012. Notwithstanding the upward trend in the Company's operating expense ratio, the Company has effectively maintained a low operating expense ratio throughout the period shown in Table 1.2. As previously noted, the Company's relatively low operating expense ratio is supported by a balance sheet composition with relatively high concentrations of investment securities and higher balance commercial real estate and multi-family loans that support limited staffing needs relative to total asset size. As of March 31, 2012, the Company's ratio of assets per full time equivalent employee equaled $8.8

million, versus $5.9 million for all publicly-traded thrifts. The higher operating ratio for the most recent twelve month period includes the impact of opening and staffing four branch offices in 2011.

Overall, the general trends in the Company's net interest margin and operating expense ratio since 2007 reflect a nominal decrease in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). Northfield Bancorp's expense coverage ratio equaled 1.54 times during 2007, versus a ratio of 1.51 times during the twelve months ended March 31, 2012. The slight decrease in the expense coverage ratio resulted from a more significant increase in the operating expense ratio compared to the increase in the net interest income ratio. Similarly, Northfield Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 56.9% during 2007 was slightly more favorable than its efficiency ratio of 60.3% for the twelve months ended March 31, 2012.

Over the past five and one-quarter fiscal years, loan loss provisions established by the Company ranged from 0.11% of average assets during 2007 to 0.54% of average assets during 2011. For the twelve months ended March 31, 2012, the Company established loan loss provisions of $11.8 million or 0.49% of average assets. The higher loan provisions established during recent periods was largely related to an increase in non-performing loans, while rapid growth of the multi-family loan portfolio has also factored into the higher loan loss provisions that have been established in recent periods. Loan loss provisions established in 2011 and the most recent twelve month period also reflect an increase in net charge-offs, which included $4.0 million of charge-offs related to the transfer of $7.4 million of loans to held-for-sale. As of March 31, 2012, the Company maintained valuation allowances of $27.1 million, equal to 2.67% of net loans held-for investment and 67.49% of non-performing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five and one-quarter years.

Non-operating income over the past five and one-quarter fiscal years has typically been somewhat of a limited factor in the Company's earnings, consisting substantially of gains and to a lesser extent other than temporary impairment ("OTTI") charges. In 2007, the Company recorded a gain on the sale of branches and the expense of funding the Foundation. For 2011 and for the most recent twelve month period, non-operating income included the bargain purchase gain related to the First State Bank transaction from the FDIC. Net non-operating income over the past five and one-quarter years ranged from a loss of $7.6 million or 0.56% of average assets during 2007 to net gains of $6.2 million equal to 0.27% of average assets during the twelve months ended March 31, 2012. Overall, the various items that comprise the Company's non-operating income are not viewed to be part of the Company's core or recurring earnings base.

The Company's effective tax rate ranged from 17.37% for 2007 to 35.41% for 2009. The Company's effective tax rate was 28.21% during the twelve months ended March 31, 2012. As set forth in the prospectus, the Company's marginal effective tax rate is 40.0%.

Interest Rate Risk Management

The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that generally prevailed during 2007, in which the yield curve was flat or inverted. Comparatively, the Company's net interest margin has benefited from recent interest rate trends, which has provided for a steeper yield curve as the result of a decline in short-term interest rates. As of March 31, 2012, an analysis of the Company's net portfolio value ("NPV"), defined as the net of the present value of the cash flows of an institution's existing assets, liabilities and off-balance sheet instruments, indicated that a 2.0% instantaneous increase, permanent and parallel change in interest rates at all maturities would result in an 8.81% decline in Northfield Bancorp's NPV ratio and a 2.67% decline in net interest income (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through investing in securities with relatively short-terms to maturity, maintaining the large majority of investments as available for sale and originating and purchasing shorter-term and adjustable rate loans. As of December 31, 2011, of the Company's total loans due after December 31, 2012, ARM loans comprised 82.2% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing repurchase agreements and FHLB advances with initial terms out to five years and emphasizing growth of lower costing and less interest rate sensitive transaction and savings account deposits. Transaction and savings account deposits comprised 69.3% of the Company's average deposits for the three months ended March 31, 2012.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Northfield Bancorp's lending activities have traditionally emphasized commercial real estate and multi-family lending, and such loans comprise the largest concentration of the Company's loan portfolio. Beyond commercial real estate and multi-family loans, lending diversification by the Company includes 1-4 family residential loans, construction and land loans, insurance premiums loans, home equity loans, non-mortgage commercial business loans and consumer loans. Going forward, the Company's lending strategy will continue to emphasize the origination and purchase of commercial real estate and multi-family loans. The Company stopped originating loans to finance premiums on insurance policies at the end of 2011 and sold the majority of its insurance premium loans at par value in February 2012. Exhibit I-9 provides historical detail of Northfield Bancorp's loan portfolio composition over the past five years and one-quarter fiscal years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of December 31, 2011.

Commercial Real Estate and Multi-Family Loans. As of March 31, 2012, multi-family loans totaled $496.7 million, or 47.68% of total loans held for investment, and commercial real estate loans totaled $318.9 million or 30.62% of total loans held for investment. While both portfolios have increased since year-end 2007, the growth in the multi-family loan portfolio has been significant. The multi-family loan portfolio increased from a balance of $14.2 million at December 31, 2007 to the current level. The primary source for commercial real estate and multi-family loans are referrals from local brokers. All loans are, however, underwritten in accordance with the Company's underwriting standards. The majority of commercial real estate loans are owner-occupied businesses. Multi-family loans include apartment buildings, properties with five or more dwelling units, and mixed-use properties that have more than four residential family units and a business or businesses. Substantially all of the Company's commercial real estate and multi-family loans are secured by properties located in the primary market areas. Commercial real estate loans typically amortize over 20- to 25-years with interest rates that adjust after an initial five- or 10-year period, and every five years thereafter. Multi-family real estate loans typically amortize over 20 to 30 years with interest rates that adjust after an initial five- or 10-year period, and every five years thereafter. Recent adjustable rate loans have generally been indexed to the five year London Interbank Offering Rate (LIBOR) swaps rate as published in the Federal Reserve Statistical Release adjusted for a negotiated margin. The Company also originates, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, commercial real estate and multi-family loans have interest rate floors equal to the interest rate on the date the loan is originated, and have prepayment penalties should the loan be repaid in the initial five years. Commercial real estate loans have a maximum loan-to-value ("LTV") ratio equal to the lesser of 75% of the property's appraised value or purchase price and generally require a minimum projected net cash flow to the loan's debt service requirement of 125%. Multi-family real estate loans generally are originated in amounts up to 75% of the appraised value of the property securing the loan and generally require a minimum projected net cash flow to the loan's debt service requirement of 120%. While personal guarantees are usually obtained from commercial real estate borrowers, due to competitor considerations, personal guarantees are generally not obtained from multi-family real estate borrowers.

Loans secured by commercial real estate and multi-family real estate properties generally have greater credit risk than 1-4 family residential real estate loans. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate and multi-family real estate properties typically depends on the successful operation of the property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. At March 31, 2012, the average loan balance of outstanding commercial real estate loans and multi-family loans approximated $941,000 and $1.0 million, respectively. At March 31, 2012, the Company largest commercial real estate loan and multi-family loan had outstanding balances of $9.2 million and $13.7 million, respectively, and both loans were performing in accordance with their original contractual terms.

<u>1-4 Family Residential Loans</u>. At March 31, 2012, the Company reported 1-4 family residential real estate loans outstanding with an aggregate balance of $71.5 million or 6.87% of total loans held for investment. As of March 31, 2012, the average balance of 1-4 family loans was $184,000 and the largest loan of this type had a principal balance of $2.3 million and was performing in accordance with its original contract terms. The current portfolio of 1-4 family residential mortgage real estate loans: (a) generally have been underwritten to secondary

market standards; (b) include both conforming fixed- and adjustable-rate loans; and (c) include a limited number of fixed- and adjustable- rate loans above the lending limit for conforming loans ("jumbo loans"). Currently, the Company generally sells fixed rate loan originations on a servicing released basis. The Company has significantly deemphasized its 1-4 family lending activities in recent years, which, along with the Company's current philosophy of selling most fixed rate loans, has resulted in the 1-4 family loan portfolio declining from $103.1 million as of December 31, 2008 to its current level.

Construction and Loan Loans. At March 31, 2012, construction and land loans totaled $21.9 million or 2.10% of total loans held for investment. The balance of construction and land loans has declined since 2008, as construction and development has slowed in response to economic conditions. Substantially all construction and land loans are secured by real estate located in the Company's primary market areas. Construction and land loans typically are interest only loans with interest rates that are tied to a prime rate index as published by *The Wall Street Journal*. Margins generally range from zero basis points to 200 basis points above the prime rate index. The Company also originates, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing land loans. In general, construction and land loans have interest rate floors equal to the interest rate on the date the loan is originated, and the Company does not typically charge prepayment penalties. Construction and land loans are generally made to experienced developers for the construction of single-family residences, including condominiums and commercial properties, and to individuals for the construction of personal residences. Land loans also help finance the purchase of land intended for future development, including single-family housing, multifamily housing, and commercial property. In general, the maximum LTV ratio for construction loans is 70% of the completed appraised value of the property and the maximum LTV ratio for a land acquisition loan is 50% of the appraised value of the property, and the maximum term of these loans is two years. Construction and land loans generally carry higher interest rates and have shorter terms than one- to four- family residential real estate loans. Construction and land loans have greater credit risk than long-term financing on improved, owner-occupied real estate. At March 31, 2012, the Company's largest construction and land loan had a principal balance of $4.6 million and was performing in accordance with its original contractual terms.

Commercial Business Loans. At March 31, 2012, commercial business loans totaled $13.0 million, or 1.25% of total loans held for investment. Commercial business loans typically amortize over 10 years with interest rates that are tied to a prime rate index as published in *The Wall Street Journal*. Margins generally range from zero basis points to 300 basis points above the prime rate index. The Company also originates, to a lesser extent, 10 year fixed-rate, fully amortizing loans. In general, commercial business loans have interest rate floors equal to the interest rate on the date the loan is originated and have no prepayment penalties. The Company makes various types of secured and unsecured commercial business loans to customers in the primary market area for the purpose of working capital and other general business purposes. Commercial business loans generally carry higher interest rates than 1-4 family residential real estate loans of like maturity because they have a higher risk of default.

Home Equity Loans and Lines of Credit. At March 31, 2012, the Company reported home equity loans and lines of credit with an aggregate outstanding balance of $28.7 million, or 2.75% of total loans held for investment. The aggregate balance of home equity loans and lines of credit has been relatively stable over the past few years. The Company offers home equity loans and home equity lines of credit that are secured by the borrower's primary residence or second home. Home equity lines of credit are variable rate loans tied to a prime rate index as published in *The Wall Street Journal* adjusted for a margin, and have a maximum term of 20 years during which time the borrower is required to make principal payments based on a 20-year amortization. Home equity lines generally have interest rate floors and ceilings. Currently, the borrower is only permitted to draw against the line for the first ten years. Prior to June 15, 2011, the borrower was permitted to draw against the line during the entire loan term. Home equity loans typically are fully amortizing with fixed terms to 20 years. Home equity loans and lines of credit generally are underwritten with the same criteria used to underwrite fixed-rate, 1-4 family residential real estate loans. Home equity loans and lines of credit may be underwritten with a LTV ratio of 80% when combined with the principal balance of the existing mortgage loan. At March 31, 2012, the average home equity loan and line of credit balance was approximately $57,000 and the Company's largest home equity line of credit outstanding was $1.5 million and on non-accrual status. At March 31, 2012, the Company's largest home equity loan was $305,000 and was performing in accordance with its original contractual terms.

Insurance Premium Loans. The Company stopped originating insurance premium loans at the end of 2011 and sold the majority of the portfolio in the first quarter of 2012 at par value. The loans sold had a carrying value of approximately $42 million. The remaining balance of insurance premium loans that were not sold consisted of $1.7 million of cancelled loans and $4.3 million of loans originated to obligors residing in states where the purchaser is awaiting approval to own premium finance loans. The cancelled loans will be held by the Company until their ultimate resolution, which is generally a payment from the insurance carrier in the amount of the unearned premiums while generally exceeds the loan balance and the remaining $4.3

million of unsold loans will be sold when the purchaser obtains approval to own them. As of March 31, 2012, the balance of insurance premium loans was $3.7 million or 0.35% of total loans held for investment.

Purchased credit-impaired (PCI) loans. The PCI loans acquired by the Company from the FDIC were the loans of First State Bank and were acquired at a discount attributable, at least in part to credit quality. The fair value of the loans acquired was $91.1 million and at March 31, 2012, the PCI loans had a carrying balance of $86.1 million or 8.26% of total loans held for investment. At March 31, 2012, the PCI loans consisted of approximately 34% commercial real estate loans, 56% of commercial business loans with the remaining loans consisting of residential and home equity loans.

Loan Originations, Purchases, and Sales. Loan referrals are made to qualified loan origination staff from all branches. All loans originated for portfolio are underwritten pursuant to the Company's policies and procedures. In addition, the Company originates loans under an origination assistance agreement with a third party underwriter which conform to secondary market underwriting standards, whereby the third party underwriter processes and underwrites 1-4 family loans and the Company funds the loans at origination and elects to either portfolio the loans or sell them to the third party underwriter. A significant portion of commercial real estate loans and multi-family real estate loans are generated by referrals from loan brokers, accountants, and other professional contacts. Home equity loans and lines of credit typically are generated through direct mail advertisements, newspaper advertisements, and referrals from branch personnel. Except for the PCI loans purchased in 2011 and the insurance premium loans acquired in 2009, the Company has not been an active purchaser of loans. Loan sold by the Company generally consist of conforming fixed rate residential loans, which are currently sold on a servicing released basis. At March 31, 2012, the Company maintained a loans serviced for others balance of $37.8 million. Loans held for sale at March 31, 2012 totaled $604,000 and were comprised of $524,000 1-4 family loans and $80,000 of commercial real estate loans. Overall, net loans receivable increased from $418.7 million at year-end 2007 to $1.0 billion at March 31, 2012.

Asset Quality

The Company's historical balance sheet concentration of MBS and the correspondingly relatively small loan portfolio have generally supported the maintenance of relatively favorable credit quality measures. With the onset of the national recession and rapid growth in commercial real estate and multi-family lending, the Company experienced elevated levels of problems assets. Over the past five and one-quarter fiscal years, Northfield Bancorp's balance of non-performing assets ranged from a low of 0.61% of assets at year-end 2008 to a high of 2.72% of assets at year-end 2010. The Company held $42.6 million of non-performing assets at March 31, 2012, equal to 1.77% of assets. As shown in Exhibit I-11, non-performing assets at March 31, 2012 consisted of $38.4 million of non-accruing loans, $1.8 million of accruing loans 90 days or more past due and $2.4 million of other real estate owned. Commercial real estate loans comprised the largest concentration of the non-performing loan balance, accounting for $31.4 million or 78.16% of non-performing loans at March 31, 2012. Comparatively, the balance of non-performing multi-family loans was $2.5 million or 6.21% of non-performing loans at March 31, 2012. Notwithstanding the relatively low balance of non-performing multi-family loans, the rapid growth and largely unseasoned nature of the multi-family loan portfolio is viewed as increasing the credit risk associated with multi-family loan portfolio above what is implied by the current balance of non-performing multi-family loans.

To track the Company's asset quality and the adequacy of valuation allowances, the Company has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior management and the Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2012, the Company maintained loan loss allowances of $27.1 million, equal to 2.67% of net loans held-to-maturity and 67.49% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary funding source and at March 31, 2012 deposits accounted for 75.9% of Northfield Bancorp's interest-bearing liabilities. Exhibit I-12 sets forth the Company's deposit composition for the past three and one-quarter years. Transaction and savings account deposits constituted 69.3% of average total deposits for the quarter ended March 31, 2012, as compared to 56.7% of average total deposits for the year ended December 31, 2009. The increase in the concentration of core deposits comprising total deposits since year-end 2009 was realized through growth of core deposits and a decline in CDs. Most of the growth of core deposits has consisted of money market account deposits, which was facilitated by offering relatively attractive rates on money market deposits meeting minimum balance requirements to earn a higher rate and an increase in preference by depositors in general to maintain funds in liquid accounts as CD rates have declined significantly in recent years. Money market account deposits comprised 28.7% of average total deposits and 41.4% of average core deposits for the quarter ended March 31, 2012.

The balance of the Company's deposits consists of CDs, which equaled 30.7% of average total deposits for the quarter ended March 31, 2012 compared to 43.3% of total for the year ended deposits at December 31, 2009. Northfield Bancorp's current CD composition reflects a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2012, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $213.2 million or 45.6% of total CDs. Approximately 68% of the jumbo CDs were scheduled to mature in one year or less at March 31, 2012. Exhibit I-13 sets forth the maturity schedule of the Company's jumbo CDs as of March 31, 2012. The balance of brokered CDs totaled $658,000 at March 31, 2012.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. Borrowings utilized by the Company have predominantly consisted of repurchase agreements and FHLB advances. As of March 31, 2012, the Company maintained $276.0 million of repurchase agreements and $199.4 million of FHLB advances. Repurchase agreements and FHLB advances held by the Company at March 31, 2012 had laddered maturities generally extending out to five years. The other borrowings held by the Company at March 31, 2012 consisted of $1.7 million of capitalized leases. The Company's borrowings had a weighted average interest rate of 2.71% at March 31, 2012. Exhibit I-14 provides further detail of the Company's borrowings activities during the past three and one-quarter fiscal years.

Subsidiary and Other Activities

The Company owns 100% of Northfield Investment, Inc., an inactive New Jersey investment company, and 100% of the Bank. The Bank owns 100% of NSB Services Corp., a Delaware corporation, which in turn owns 100% of the voting common stock of NSB Realty

Trust. NSB Realty Trust is a Maryland real estate investment trust that holds mortgage loans, mortgage-backed securities and other investments. These entities enable the Company to segregate certain assets for management purposes, and promote the ability to raise regulatory capital in the future through the sale of preferred stock or other capital-enhancing securities or borrow against assets or stock of these entities for liquidity purposes. At March 31, 2012, the Bank's investment in NSB Services Corp. was $604.8 million, and NSB Services Corp. had assets of $604.9 million and liabilities of $119,000 at that date. At March 31, 2012, NSB Services Corp.'s investment in NSB Realty Trust was $600.1 million, and NSB Realty Trust had $608.2 million in assets, and liabilities of $19,000 at that date. NSB Insurance Agency, Inc. is a New York corporation, wholly-owned by the Bank, which receives nominal commissions from the sale of life insurance by employees of the Bank. At March 31, 2012, the Bank's investment in NSB Insurance Agency was $1,000.

Legal Proceedings

The Company is not currently party to any pending legal proceedings that the Company's management believes would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

# II. MARKET AREA

## Introduction

Headquartered in Staten Island, New York, Northfield Bancorp serves northeastern New Jersey and southern New York through the main office and 24 full service branch offices, with two additional full service branch offices opening in the summer of 2012. The Company's branch network covers a four-county market area including Middlesex County (5 branches) and Union County (3 branches with an additional branch opening in summer 2012) in New Jersey, and Kings County (5 branches, with an additional branch opening in June 2012) and Richmond County (12 branches) in New York. Northfield Bancorp also maintains an operations center in New Jersey. With the acquisition of Flatbush Bancorp, the Company will add three office locations in Kings County. Exhibit II-1 provides information on the Company's office facilities.

The primary market areas served by the Company are the urban markets of Staten Island and Brooklyn in New York and the urban/suburban markets in northern New Jersey. With operations in densely populated metropolitan areas, the Company's competitive environment includes a significant number of commercial banks, thrifts and other financial services companies, some of which have a regional or national presence. The regional economy is highly diversified and tends to parallel trends in the broader national economy. As counties both surrounding and in the New York metropolitan area, the regional market area includes a large population with jobs in New York City. Accordingly, the local economy was impacted by national recession, as well as the credit crisis on Wall Street.

Future growth opportunities for Northfield Bancorp depend on the future growth and stability of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company's market area, and the resultant impact on value.

## National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past few quarters, manufacturing and non-manufacturing activity continued to expand in October 2011, but at a slower pace compared to September. Jobs data for October continued to imply a slow recovery, with 80,000 jobs added and the unemployment rate ticking down to 9.0%. Economists' had forecasted a gain of 95,000 jobs for October. Retail sales and the index of leading economic indicators both increased in October. Sales of existing homes were also higher in October, but prices continued to decline as a glut of foreclosures kept pressure on home prices. An increase in manufacturing activity during November and a brighter jobs report for November provided further evidence that the recovery was gaining momentum. November employment data showed 120,000 jobs were added and the unemployment rate declined to 8.6%. However, the pace of growth in the service sector was slower in November and November retail sales showed only a modest increase from October. Housing starts surged 9.3% in November, which was fueled by construction of apartments, townhouses and other multi-family properties. Increases in November durable-goods orders and single-family home sales also suggested that the economy was improving. Manufacturing activity expanded at a slightly higher rate in December, as the index which measures manufacturing activity reached a six month high. The pace of non-manufacturing activity picked up as well in December. Employers added 200,000 jobs in December, which pushed the December unemployment rate down to 8.5%. December was the third consecutive month of retail sales showing slower growth and new home construction declined in December. Declining home prices and attractive mortgage rates supported a gain in existing home sales for December. Comparatively, sales of new homes declined in December and for all of 2011 new home sales were the lowest since the Census Bureau began tracking such sales in 1963. A more positive economic outlook was indicated by the 3% increase in December durable goods orders and fourth quarter GDP increased at a 2.8% annual rate (subsequently revised up to 3.0), the fastest pace since the second quarter of 2010.

Economic data for the first month of 2012 generally reflected an improving economy. Manufacturing activity increased in January, marking the 30th straight month of increased factory activity. January non-manufacturing activity showed a healthy increase as well. Employers added 243,000 jobs in January, which was more than expected, and the unemployment rate for January declined to 8.3%. The January unemployment rate was the lowest since February 2009. Retail sales were up slightly in January and industrial production was unchanged in January, with both readings falling short of expectations. Residential construction was up 1.5% in January, but remained low by historical standards. Sales of existing homes also rose in January, while new home sales were down slightly in January but higher than a year ago. February data generally pointed towards an improving economy, as employment showed solid growth for the third straight month. The February unemployment rate held steady at 8.3%. The service industry grew at its fastest pace in a year in February, while manufacturing activity continued to expand in February as well but at a slower rate compared to January. February retail sales were up 1.1% from January, the biggest jump in five months. New and existing home sales declined in February and residential construction was down as well in February, but permits for new residential construction in February climbed to their highest level since October 2008. The pace of manufacturing activity picked up steam in March, while service activity expanded at a slower rate in March. Employers added 120,000 jobs in March, which was far less than expected, and the March unemployment rate dropped to 8.2%. Retail sales showed a healthy increase in March, which was believed to be supported by recent job growth and unseasonably mild weather throughout most regions of the U.S. Housing data for March was somewhat mixed, but, in general, the recovery for the housing market remained slow and uneven. New home construction was down in March, while permits for future building reached their highest level since September 2008. Similarly, sales of existing homes declined in March, but pending home sales of existing homes were up in March. First quarter GDP increased at a 2.2% annual rate, versus 3.0% in the fourth quarter and below expected growth of 2.5%.

Manufacturing activity accelerated in April 2012, while April service sector activity expanded at a slightly lower rate in April. Employment data for April showed a decrease in hiring for a second straight month, although the April unemployment rate still fell to 8.1%. Retail sales rose a modest 0.1% in April and the index of leading economic indicators slipped 0.1% in April, which along with the disappointing job growth in April heightened concerns that the recovery in U.S. economy was slowing down.

In terms of interest rates trends over the past few quarters, the yield on the 10-year Treasury remained below 2.0% at the start of the fourth quarter of 2011 and then edged above 2.0% heading into mid-October, as signs of stronger growth eased concerns that the economy was slipping back into a recession. Long-term Treasury yields stabilized for the balance of October and then edged lower at the beginning of November, as investors continued to be attracted to the safety of U.S. Treasury bonds. The Federal Reserve concluded its early-November meeting by keeping its target rate near zero, but lowered its jobs forecast for 2012. Wholesale and consumer prices edged down in October, which served to ease inflation concerns and helped to keep Treasury yields at historic lows with the 10-year Treasury yield hovering around 2.0% into late-November. A rise in consumer confidence in November and investors moving back into stocks pushed the yield on the 10-year Treasury back above 2.0% at the end of November. Treasury yields continued to edge higher at the start of December following the better-than-expected jobs report for November. Disappointing November retail sales and the Federal Reserve's guarded assessment of the economy helped to push the 10-year Treasury yield under 2.0% in mid-December. The Federal Reserve concluded its mid-December meeting by keeping its target rate the same and reiterated that short-term rates are likely to stay near zero until mid-2013. Little change in November wholesale and consumer prices indicated that inflation was slowing down. Data showing a healthier economy and consumer confidence increasing to a six month high pushed the 10-year Treasury yield back up to 2.0% in late-December.

Long-term Treasury yields remained fairly stable during the first half of January 2012 and then declined on more signs of weaker than expected economic growth and Standard & Poor's downgrade of France's debt along with eight other euro-zone countries. Low inflation reflected in the December wholesale and retail prices, along with the Federal Reserve's announcement to keep rates low at least through 2014, helped to keep long-term Treasury yields near historic lows through the end of January. Data that generally showed an improving economy in January, including a better-than-expected jobs report for January, pushed Treasury yields slightly higher in early-February with the yield on the 10-year Treasury edging slightly above 2.0%. However, investors moved backed into the safety of U.S. Treasury bonds heading into mid-February, reflecting renewed fears of a Greek default and a drop in consumer confidence during February. Long-term Treasury yields edged higher in mid-February, as investors reacted to news of higher consumer prices in January including an increase in "core" consumer prices. The interest rate environment remained fairly stable through the end of February and into early-March. Investors moved out of Treasury bonds in mid-March, pushing yields to their highest level since October, as signs of an improving economy reduced prospects for another round of bond buying by the Federal Reserve.

Treasury yields edged lower at the start of the second quarter of 2012, as the 10-year Treasury revisited 2.0% yields in mid-April. A weaker than expected employment report for March and mounting concerns about Europe's debt problems were noted factors that pushed investors back into U.S. bonds. Interest rates stabilized through the second half of April, with the yield on the 10-year Treasury remaining slightly below 2.0% for the balance of April. The late-April meeting of the Federal Reserve concluded with a reaffirmation of their plan to keep short-term interest rates near zero until late 2014 to support economic growth. Disappointing job growth reflected in the April employment data pushed Treasury yields lower in early-May.

The downward trend in interest rates continued going into mid-May, as investors were attracted to the safety of Treasury bonds amid concerns that Greece was edging closer to an exit from the euro. As of May 11, 2012, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.18% and 1.84%, respectively, versus comparable year ago yields of 0.18% and 3.19%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of economists surveyed by The Wall Street Journal in April 2012, economic growth is expected to increase slightly in 2012 compared to 2011. The economists forecasted GDP growth of 2.5% for 2012 compared to 1.6% for 2011. Most of the economists expect that the unemployment rate will be at 7.9% by the end of 2012 and, on average, 191,000 jobs will be added per month over the next year. On average, the economists did not expect the Federal Reserve to begin raising its target rate until late 2013 and the 10-year Treasury yield will increase to 2.55% by the end of 2012. The surveyed economists also forecasted home prices would be substantially unchanged in 2012 and housing starts would increase slightly in 2012.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the market area served by Northfield Bancorp (see Table 2.1). The primary market area counties are densely populated markets, ranking among the largest populations in New Jersey and New York. Kings County (Brooklyn) has the largest population among the four primary market area counties and is the largest county in New York, with Richmond County (Staten Island) coming in as 10th largest. In New Jersey, Middlesex County and Union County are the second and seventh largest, respectively, of the 21 counties in New Jersey. Three of the primary market area counties served by Northfield Bancorp experienced relatively slow demographic growth during the 2010 to 2011 period, a characteristic typical of mature densely populated urban markets located throughout the Northeast Corridor. Population and household growth rates for the primary market area counties are projected to be below the comparable U.S. measures, while approximating or exceeding slightly the comparable New Jersey and New York growth rates. Among the primary market area counties, population and household growth rates were the strongest in Kings County, approximating the comparable United States growth rates. Comparatively, the population and household growth rates for Union County fell below the comparable New Jersey growth rates, with almost no change in Union County's population

Table 2.1
Northfield Bancorp, Inc.
Summary Demographic Data

| | Year | | | Growth Rate | |
|---|---|---|---|---|---|
| | 2010 | 2011 | 2016 | 2010-2011 | 2011-2016 |
| **Population (000)** | | | | | |
| United States | 308,746 | 310,704 | 321,315 | 0.6% | 0.7% |
| New Jersey | 8,792 | 8,807 | 8,939 | 0.2% | 0.3% |
| Middlesex County | 810 | 813 | 833 | 0.4% | 0.5% |
| Union County | 536 | 536 | 540 | 0.0% | 0.1% |
| New York | 19,378 | 19,425 | 19,625 | 0.2% | 0.2% |
| Kings County | 2,505 | 2,522 | 2,568 | 0.7% | 0.4% |
| Richmond County | 469 | 470 | 478 | 0.2% | 0.3% |
| **Households (000)** | | | | | |
| United States | 116,716 | 117,458 | 121,713 | 0.6% | 0.7% |
| New Jersey | 3,214 | 3,220 | 3,271 | 0.2% | 0.3% |
| Middlesex County | 281 | 282 | 288 | 0.4% | 0.4% |
| Union County | 188 | 188 | 188 | 0.0% | 0.0% |
| New York | 7,318 | 7,336 | 7,440 | 0.2% | 0.3% |
| Kings County | 917 | 923 | 945 | 0.7% | 0.5% |
| Richmond County | 166 | 166 | 169 | 0.0% | 0.4% |
| **Median Household Income ($)** | | | | | |
| United States | $51,914 | $50,227 | $57,536 | -3.2% | 2.8% |
| New Jersey | 69,811 | 67,128 | 79,868 | -3.8% | 3.5% |
| Middlesex County | 77,615 | 77,382 | 87,485 | -0.3% | 2.5% |
| Union County | 66,791 | 65,302 | 78,785 | -2.2% | 3.8% |
| New York | 55,603 | 54,080 | 64,366 | -2.7% | 3.5% |
| Kings County | 43,567 | 38,578 | 46,617 | -11.5% | 3.9% |
| Richmond County | 71,084 | 70,465 | 81,605 | -0.9% | 3.0% |
| **Per Capita Income ($)** | | | | | |
| United States | $27,334 | $26,391 | $30,027 | -3.4% | 2.6% |
| New Jersey | 34,858 | 33,728 | 39,193 | -3.2% | 3.0% |
| Middlesex County | 33,289 | 34,157 | 39,127 | 2.6% | 2.8% |
| Union County | 34,096 | 31,995 | 37,268 | -6.2% | 3.1% |
| New York | 30,948 | 29,922 | 34,852 | -3.3% | 3.1% |
| Kings County | 23,605 | 21,912 | 25,726 | -7.2% | 3.3% |
| Richmond County | 30,843 | 31,865 | 36,585 | 3.3% | 2.8% |
| | Less Than $25,000 | $25,000 to 50,000 | $50,000 to 100,000 | $100,000 + | |
| **2011 HH Income Dist. (%)** | | | | | |
| United States | 24.7 | 25.1 | 30.4 | 19.9 | |
| New Jersey | 17.8 | 19.6 | 30.3 | 32.4 | |
| Middlesex County | 13.2 | 17.7 | 32.5 | 36.6 | |
| Union County | 18.7 | 20.1 | 29.5 | 31.7 | |
| New York | 24.1 | 22.1 | 29.1 | 24.7 | |
| Kings County | 35.3 | 23.8 | 24.8 | 16.1 | |
| Richmond County | 17.8 | 17.1 | 32.4 | 32.7 | |

Source: SNL Financial.

and households projected for the next five years. Middlesex County's 2011 population and household growth rates were higher than the comparable New Jersey growth rates.

Income measures show Richmond County, Middlesex County and Union County are relatively affluent markets. Comparatively, income measures for Kings County, which has a relatively broad socioeconomic spectrum, were well below the comparable state measures as well as the other three primary market area counties Projected income growth rates for the primary market area counties are fairly consistent with the projected income growth rates for New Jersey, New York and the U.S.

The relative affluence of three out of the four primary market area counties is further evidenced by a comparison of household income distribution measures, as Richmond, Middlesex and Union Counties maintain a lower percentage of households with incomes of less than $25,000 and a much higher percentage of households with incomes over $100,000 relative to the U.S. Comparatively, Kings County maintains a relatively high percentage of households with incomes of less than $25,000 and a relatively low percentage of households with income over $100,000.

Local Economy

The markets served by the Company have large and diverse economies. Comparative employment data in Table 2.2 shows that employment in services constitutes the primary source of employment in all four of the counties. Wholesale/retail jobs were the second largest source of employment for all four of the primary market area counties, and government employment provided the third largest source of jobs in the counties of Middlesex and Union, while finance, insurance and real estate jobs constitute the third largest employment sector in the counties of Richmond and Kings.

Table 2.2
Northfield Bancorp, Inc.
Primary Market Area Employment Sectors
(Percent of Labor Force)

| Employment Sector | New Jersey | Middlesex County | Union County | New York | Kings County | Richmond County |
|---|---|---|---|---|---|---|
| | (% of Total Employment) | | | (% of Total Employment) | | |
| Services | 39.6% | 39.0% | 39.2% | 41.8% | 51.2% | 49.8% |
| Wholesale/Retail Trade | 15.1% | 16.9% | 15.3% | 12.7% | 13.3% | 15.4% |
| Government | 13.0% | 12.6% | 12.0% | 13.8% | 5.3% | 5.8% |
| Finance/Insurance/Real Estate | 12.2% | 9.8% | 10.1% | 12.2% | 10.1% | 11.9% |
| Manufacturing | 5.5% | 6.9% | 7.5% | 4.5% | 2.9% | 0.0% |
| Construction | 4.3% | 3.6% | 4.8% | 4.2% | 4.9% | 6.3% |
| Information | 1.9% | 2.3% | 1.7% | 2.6% | 1.8% | 1.8% |
| Transportation/Utility | 4.1% | 5.8% | 5.8% | 3.3% | 0.0% | 4.8% |
| Agriculture | 0.3% | 0.1% | 0.0% | 0.5% | 0.0% | 0.0% |
| Other | 3.9% | 2.8% | 3.6% | 4.4% | 10.4% | 4.2% |
| Total | 99.9% | 99.8% | 100.0% | 100.0% | 99.9% | 100.0% |

(1) Data is as of 2010.

Source: Regional Economic Information System Bureau of Economic Analysis

## Unemployment Trends

Comparative unemployment rates for the primary market area counties, as well as for the U.S, New Jersey, and New York, are shown in Table 2.3. March 2012 unemployment rates for the primary market area counties ranged from a low of 8.2% for Middlesex County to a high of 10.4% for Kings County. In New York, both market area counties showed an increase in unemployment for March 2012 compared to March 2011, which was consistent with the statewide trend. In New Jersey, March 2012 unemployment rates dropped at the state level and in both counties compared to one year prior, which was consistent with the U.S. trend.

Table 2.3
Northfield Bancorp, Inc.
Unemployment Trends (1)

| Region | March 2011 Unemployment | March 2012 Unemployment |
|---|---|---|
| United States | 8.8% | 8.2% |
| New Jersey | 9.6% | 9.3% |
| Middlesex, NJ | 8.6% | 8.2% |
| Union, NJ | 10.1% | 9.6% |
| New York | 8.0% | 8.7% |
| Kings County | 9.1% | 10.4% |
| Richmond County | 7.7% | 8.7% |

(1) Unemployment rates have not been seasonally adjusted.
Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

The Company's retail deposit base is closely tied to the northern New Jersey and New York City market areas and, in particular, the markets that are nearby to the Company's branch locations. Table 2.4 displays deposit market trends from June 30, 2007 through June 30, 2011 for the primary market counties. Additional data is also presented for the states of New Jersey and New York. The data indicates that commercial banks gained deposit market share in all four of the primary market area counties during the four year period covered in Table 2.4. Similar to the states of New Jersey and New York, commercial banks maintained a larger market share of deposits than savings institutions in three of the Company's primary market area counties, while savings institutions held a slightly larger market share of deposits than the commercial banks in Richmond County.

Northfield Bancorp's largest holding and highest market share of deposits is in Richmond County, where the Company maintains its largest branch presence. The Company's $1.0 billion of deposits at the Richmond County branches represented a 10.6% market share of bank and thrift deposits at June 30, 2011. Middlesex County, where the Company maintains its second largest branch presence, accounted for $242.2 million of the Company's deposits and a 1.1% market share of Middlesex County bank and thrift deposits at June 30, 2011. Kings County, where Northfield Bancorp maintained its third largest branch presence and where Flatbush maintains all three of its branches, held a combined total of $208.8 million of deposits at June

30, 2011 (with $94.8 million in Northfield Bancorp branches and $114.0 in Flatbush Bancorp branches), which provided for a combined 0.6% market share of Kings County bank and thrift deposits at June 30, 2011. Union County accounted for $94.2 million of the Company's deposits and a 0.5% market share of total Union County bank and thrift deposits at June 30, 2011.

Table 2.4
Northfield Bancorp Inc.
Deposit Summary

| | As of June 30, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2007 | | | 2011 | | | Deposit |
| | Deposits | Market Share | # of Branches | Deposits | Market Share | # of Branches | Growth Rate 2007-2011 |
| | (Dollars in Thousands) | | | | | | (%) |
| State of New Jersey | $222,556,000 | 100.0% | 3,222 | $250,064,000 | 100.0% | 3,348 | 3.0% |
| Commercial Banks | 163,756,000 | 73.6% | 2,316 | 187,459,825 | 69.9% | 2,458 | 3.4% |
| Savings Institutions | 58,800,000 | 26.4% | 906 | 62,604,175 | 30.1% | 890 | 1.6% |
| Middlesex County | $ 28,922,731 | 100.0% | 260 | $ 22,143,377 | 100.0% | 281 | -6.5% |
| Commercial Banks | 13,560,446 | 46.9% | 174 | 16,621,625 | 75.1% | 194 | 5.2% |
| Savings Institutions | 15,362,285 | 53.1% | 86 | 5,521,752 | 24.9% | 87 | -22.6% |
| Northfield Bancorp | 115,515 | 0.4% | 4 | 242,279 | 1.1% | 4 | 20.3% |
| Union County | $ 15,945,276 | 100.0% | 221 | $ 17,682,401 | 100.0% | 218 | 2.6% |
| Commercial Banks | 10,117,303 | 63.5% | 145 | 12,011,088 | 67.9% | 150 | 4.4% |
| Savings Institutions | 5,827,973 | 36.5% | 76 | 5,671,313 | 32.1% | 68 | -0.7% |
| Northfield Bancorp | 76,854 | 0.5% | 2 | 94,188 | 0.5% | 2 | 5.2% |
| State of New York | $695,494,565 | 100.0% | 4,942 | $791,046,842 | 100.0% | 5,415 | 3.3% |
| Commercial Banks | 604,203,504 | 86.8% | 3,811 | 698,989,199 | 88.3% | 4,374 | 3.7% |
| Savings Institutions | 91,291,061 | 13.2% | 1,131 | 92,057,643 | 11.7% | 1,041 | 0.2% |
| Kings County | $ 32,948,237 | 100.0% | 318 | $ 35,963,968 | 100.0% | 355 | 2.2% |
| Commercial Banks | 21,562,954 | 65.4% | 192 | 26,899,958 | 74.8% | 258 | 5.7% |
| Savings Institutions | 11,385,283 | 34.6% | 126 | 9,064,010 | 25.2% | 97 | -5.5% |
| Northfield Bancorp | 11,034 | 0.0% | 1 | 97,847 | 0.3% | 3 | 72.6% |
| Flatbush Bancorp | 108,022 | 0.3% | 3 | 113,989 | 0.3% | 3 | 1.4% |
| Richmond County | $ 8,895,194 | 100.0% | 98 | $ 9,710,934 | 100.0% | 111 | 2.2% |
| Commercial Banks | 3,257,940 | 36.6% | 34 | 4,487,573 | 46.2% | 51 | 8.3% |
| Savings Institutions | 5,637,254 | 63.4% | 64 | 5,223,361 | 53.8% | 60 | -1.9% |
| Northfield Bancorp | 770,880 | 8.7% | 11 | 1,027,183 | 10.6% | 12 | 7.4% |

Source: FDIC.

As implied by the Company's low market shares of deposits, except for Richmond County, the Company faces significant competition. Among the Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by Northfield Bancorp. Financial institution competitors in the Company's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. Table 2.5 lists the Company's largest competitors in the four counties currently served by its branches, based on deposit market share as noted parenthetically. The Company's deposit market share and market rank have also been provided in Table 2.5.

Table 2.5
Northfield Bancorp, Inc.
Market Area Deposit Competitors

| Location | Name |
|---|---|
| Kings County | JPMorgan Chase Bank, NA (24.9%)<br>Citigroup, NA (13.1%)<br>HSBC Bank USA, NA (9.3%)<br>Flatbush FS&LA (0.3%) - Rank of 29<br>Northfield Bancorp, Inc. (0.3%) - Rank of 32 |
| Middlesex County | PNC Bank, NA (18.4%)<br>Wells Fargo Bank, NA (13.9%)<br>Bank of America, NA (11.2%)<br>Northfield Bancorp, Inc. (1.1%) - Rank of 17 |
| Richmond County | Sovereign Bank (20.3%)<br>JPMorgan Chase Bank, NA (15.5%)<br>New York Community Bank (14.6%)<br>Northfield Bancorp, Inc. (10.6%) - Rank of 5 |
| Union County | Wells Fargo, NA (28.4%)<br>Bank of America, NA (10.0%)<br>TD Bank, NA (7.9%)<br>Northfield Bancorp, Inc. (0.5%) - Rank of 24 |

Source: FDIC & SNL Financial, LC.

## III. PEER GROUP ANALYSIS

This chapter presents an analysis of Northfield Bancorp's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Northfield Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Northfield Bancorp, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 132 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Northfield Bancorp will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Northfield Bancorp. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- Screen #1 Mid-Atlantic institutions with assets $1-$5 billion; market value greater than $100 million tangible equity-to-assets ratios of greater than 8.5% and core return on equity ratios of 0-10%. Seven companies met the criteria for Screen #1 and all seven were included in the Peer Group: Cape Bancorp, Inc. of New Jersey, ESSA Bancorp, Inc. of Pennsylvania; Flushing Financial Corp. of New York; Fox Chase Bancorp, Inc. of Pennsylvania, OceanFirst Financial Corp of New Jersey; Oritani Financial Corp. of New Jersey and Provident New York Bancorp, Inc. of New York. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.
- Screen #2 New England institutions with assets $1-$5 billion; market value greater than $100 million; tangible equity-to-assets ratios greater than 8.5% and core return on equity ratios of 0-10% Five companies met the criteria for Screen #2 and four were included in the Peer Group: Brookline Bancorp, Inc. of Massachusetts, Rockville Financial Inc. of Connecticut, United Financial Bancorp of Massachusetts and Westfield Financial Inc. of Massachusetts. First Connecticut Bancorp of Connecticut was excluded from the Peer Group, as the result of completing its stock conversion within the past year. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.

Table 3.1 shows the general characteristics of each of the 11 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Northfield Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Northfield Bancorp's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Northfield Bancorp's characteristics is detailed below.

o Brookline Bancorp, Inc. of Massachusetts. Selected due to similar size of branch network, second-step conversion completed in July 2002, similar interest-bearing funding composition, limited earnings contribution from sources of non-interest operating

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 11, 2012

| Ticker | Financial Institution | Exchange | Primary Market | Operating Strategy(1) | Total Assets(2) | | Offices | Fiscal Year | Conv. Date | Stock Price ($) | Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| FFIC | Flushing Financial Corp. of NY | NASDAQ | Lake Success, NY | Thrift | $4,288 | D | 19 | 12-31 | 11/95 | $13.52 | $418 |
| BRKL | Brookline Bancorp, Inc. of MA | NASDAQ | Brookline, MA | Thrift | $3,299 | D | 20 | 12-31 | 07/02 | $9.02 | $633 |
| PBNY | Provident NY Bancorp, Inc. of NY | NASDAQ | Montebello, NY | Thrift | $3,084 | D | 37 | 09-30 | 01/04 | $7.84 | $297 |
| ORIT | Oritani Financial Corp. of NJ | NASDAQ | Twnshp of WA NJ | Thrift | $2,603 | D | 23 | 06-30 | 06/10 | $14.34 | $652 |
| OCFC | OceanFirst Financial Corp. of NJ | NASDAQ | Toms River, NJ | Thrift | $2,302 | D | 23 | 12-31 | 07/96 | $14.71 | $274 |
| RCKB | Rockville Financial New, Inc. of CT | NASDAQ | Vrn Rockville CT | Thrift | $1,750 | D | 22 | 12-31 | 03/11 | $11.47 | $331 |
| UBNK | United Financial Bancorp of MA | NASDAQ | W Springfield MA | Thrift | $1,624 | D | 24 | 12-31 | 12/07 | $16.23 | $253 |
| WFD | Westfield Financial Inc. of MA | NASDAQ | Westfield, MA | Thrift | $1,263 | S | 11 | 12-31 | 01/07 | $7.19 | $191 |
| ESSA | ESSA Bancorp, Inc. of PA | NASDAQ | Stroudsburg, PA | Thrift | $1,097 | D | 18 | 09-30 | 04/07 | $10.25 | $122 |
| CBNJ | Cape Bancorp, Inc. of NJ | NASDAQ | Cape My Ct Hs, NJ | Thrift | $1,071 | D | 17 | 12-31 | 02/08 | $8.10 | $108 |
| FXCB | Fox Chase Bancorp, Inc. of PA | NASDAQ | Hatboro, PA | Thrift | $1,016 | D | 11 | 12-31 | 06/10 | $13.04 | $166 |

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (D=December 31, 2011 and S = September 30, 2011).

Source: SNL Financial, LC.

income, relatively low operating expenses as a percent of average assets and similar concentration of assets maintained in multi-family/commercial real estate loans.

- Cape Bancorp, Inc. of New Jersey. Selected due to similar return on average assets ratio and similar concentration of assets maintained in multi-family and commercial real estate loans.
- ESSA Bancorp, Inc. of Pennsylvania. Selected due to similar interest-bearing funding composition, relatively low operating expenses as a percent of average assets, lending diversification emphasis on multi-family/commercial real estate loans and similar ratio of non-performing assets as a percent of assets.
- Flushing Financial Corp. of New York. Selected due to New York City market area, similar impact of loan loss provisions on earnings, limited earnings contribution from sources of non-interest operating income, relatively low operating expenses as a percent of average assets and relatively high concentration of assets maintained in multi-family/commercial real estate loans.
- Fox Chase Bancorp, Inc. of Pennsylvania. Selected due to second-step conversion completed in June 2010, similar interest-bearing funding composition, relatively high equity-to-assets ratio, similar net interest income ratio as a percent of average assets, similar impact of loan loss provisions on earnings, limited earnings contribution from sources of non-interest operating income, relatively low operating expenses as a percent of average assets and lending diversification emphasis on multi-family/commercial real estate loans.
- OceanFirst Financial Corp. of New Jersey. Selected due to similar asset size, similar size of branch network, relatively low operating expenses as a percent of average assets and lending diversification emphasis on multi-family/commercial real estate loans.
- Oritani Financial Corp. of New Jersey. Selected due to second-step conversion completed in June 2010, market area in northeast New Jersey, similar asset size, similar size of branch network, relatively high equity-to-assets ratio, similar impact of loan loss provisions on earnings, limited earnings contribution from sources of non-interest operating income, relatively low operating expenses as a percent of average assets, relatively low concentration of assets maintained in 1-4 family loans and relatively high concentration of assets maintained in multi-family/commercial real estate loans,
- Provident New York, Inc. of New York. Selected due to second-step conversion completed in January 2004, similar interest-bearing funding composition, similar net interest income ratio as a percent of average assets, similar impact of loan loss provisions on earnings, lending diversification emphasis on multi-family/commercial real estate loans and similar ratio of non-performing assets as a percent of assets.
- Rockville Financial Inc. of Connecticut. Selected due to completed second-step conversion in March 2011, similar size of branch network, relatively high equity-to-assets ratio and similar concentration of assets maintained in multi-family/commercial real estate loans.
- United Financial Bancorp of Massachusetts. Selected due to second-step conversion completed in December 2007, similar size of branch network, similar return on average assets ratio and lending diversification emphasis on multi-family/commercial real estate loans.

- o Westfield Financial Inc. of Massachusetts. Selected due to second-step conversion completed in January 2007, similar interest-earning asset composition, similar interest-bearing funding composition, relatively high equity-to-assets ratio, limited earnings contribution from sources of non-interest operating income, relatively low operating expenses as a percent of average assets, similar concentration of assets maintained in mortgage-backed securities, lending diversification emphasis on multi-family/commercial real estate loans and similar ratio of non-performing assets as a percent of assets.

In aggregate, the Peer Group companies maintained a higher level of tangible equity than the industry average (14.2% of assets versus 12.1% for all public companies), generated higher core earnings as a percent of average assets (0.69% core ROAA versus 0.08% for all public companies), and earned a higher core ROE (4.88% core ROE versus 0.05% for all public companies). Overall, the Peer Group's average P/TB ratio and average core P/E multiple were above the respective averages for all publicly-traded thrifts.

| | All Publicly-Traded | Peer Group |
|---|---|---|
| Financial Characteristics (Averages) | | |
| Assets ($Mil) | $2,731 | $2,127 |
| Market capitalization ($Mil) | $299 | $313 |
| Tangible equity/assets (%) | 12.10% | 14.20% |
| Core return on average assets (%) | 0.08 | 0.69 |
| Core return on average equity (%) | 0.05 | 4.88 |
| Pricing Ratios (Averages)(1) | | |
| Core price/earnings (x) | 20.15x | 24.62x |
| Price/tangible book (%) | 88.00% | 105.39% |
| Price/assets (%) | 10.16 | 14.79 |

(1) Based on market prices as of May 11, 2012.

Ideally, the Peer Group companies would be comparable to Northfield Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Northfield Bancorp, as will be highlighted in the following comparative analysis.

## Financial Condition

Table 3.2 shows comparative balance sheet measures for Northfield Bancorp and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2011

| | Balance Sheet as a Percent of Assets | | | | | | | | | | Balance Sheet Annual Growth Rates | | | | | | | Regulatory Capital | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cash & Equivalents | MBS & Invest | BOLI | Loans | Deposits | Borrowed Funds | Subd. Debt | Net Worth | Goodwill & Intang | Tng Net Worth | Assets | MBS, Cash & Investments | Loans | Deposits | Borrows. &Subdebt | Net Worth | Tng Net Worth | Tangible | Core | Reg.Cap. |
| **Northfield Bancorp** | | | | | | | | | | | | | | | | | | | | |
| March 31, 2012 | 1.9% | 50.1% | 3.3% | 42.3% | 62.4% | 19.8% | 0.0% | 16.0% | 0.7% | 15.3% | 2.13% | -10.11% | 22.30% | 6.93% | -2.50% | -2.68% | -3.03% | 13.48% | 13.48% | 24.19% |
| **All Public Companies** | | | | | | | | | | | | | | | | | | | | |
| Averages | 6.1% | 21.9% | 1.5% | 65.8% | 73.4% | 12.2% | 0.4% | 12.8% | 0.7% | 12.1% | 3.94% | 11.10% | 2.31% | 4.21% | -8.76% | 3.12% | 2.58% | 11.75% | 11.75% | 20.55% |
| Medians | 4.7% | 19.6% | 1.7% | 68.3% | 74.0% | 10.4% | 0.0% | 11.8% | 0.1% | 11.1% | 1.40% | 6.05% | -0.31% | 2.04% | -8.20% | 2.60% | 2.44% | 11.51% | 11.51% | 18.49% |
| **State of NY** | | | | | | | | | | | | | | | | | | | | |
| Averages | 5.6% | 23.1% | 1.6% | 65.2% | 72.7% | 13.9% | 0.5% | 11.5% | 1.3% | 10.2% | 1.96% | 9.19% | 1.97% | 2.43% | -6.10% | 7.68% | 8.40% | 10.95% | 10.95% | 19.92% |
| Medians | 3.6% | 23.0% | 1.8% | 68.6% | 72.3% | 14.2% | 0.0% | 9.7% | 0.4% | 9.0% | 2.02% | 5.90% | 2.13% | 2.13% | -4.97% | 3.54% | 4.71% | 9.67% | 9.67% | 15.53% |
| **Comparable Group** | | | | | | | | | | | | | | | | | | | | |
| Averages | 2.2% | 24.0% | 1.9% | 67.9% | 67.5% | 16.1% | 0.2% | 15.1% | 0.9% | 14.2% | 2.87% | -0.07% | 4.27% | 6.34% | -9.96% | -0.31% | -0.02% | 11.36% | 11.36% | 19.41% |
| Medians | 2.3% | 23.8% | 1.9% | 68.3% | 69.2% | 15.2% | 0.0% | 14.7% | 0.2% | 13.8% | 1.48% | 0.87% | 4.34% | 7.58% | -5.49% | 1.98% | 1.49% | 9.48% | 9.48% | 19.41% |
| **Comparable Group** | | | | | | | | | | | | | | | | | | | | |
| BRKL Brookline Bancorp, Inc. of MA | 3.2% | 7.8% | 0.0% | 81.7% | 68.3% | 15.4% | 0.0% | 15.4% | 1.5% | 13.8% | 21.26% | -10.76% | 21.16% | 24.38% | 30.46% | 1.82% | 0.70% | NA | NA | NA |
| CBNJ Cape Bancorp, Inc. of NJ | 3.3% | 18.5% | 2.7% | 67.6% | 72.3% | 13.4% | 0.0% | 13.6% | 2.1% | 11.5% | 0.95% | 22.61% | -6.40% | 2.83% | -15.10% | 10.26% | 12.53% | 9.48% | 9.48% | 14.11% |
| ESSA ESSA Bancorp, Inc. of PA | 2.6% | 24.7% | 2.1% | 67.6% | 58.4% | 25.8% | 0.0% | 14.7% | 0.2% | 14.6% | 1.48% | 4.14% | -0.77% | 10.16% | -12.12% | -2.79% | -3.87% | NA | NA | NA |
| FFIC Flushing Financial Corp. of NY | 1.3% | 19.7% | 1.9% | 74.6% | 73.4% | 15.4% | 0.6% | 9.7% | 0.4% | 9.3% | -0.85% | 1.69% | -1.54% | -1.39% | -3.32% | 6.89% | 7.34% | NA | NA | NA |
| FXCB Fox Chase Bancorp, Inc. of PA | 0.7% | 29.3% | 1.3% | 66.0% | 66.6% | 14.4% | 0.0% | 18.5% | 0.0% | 18.5% | -7.27% | -25.73% | 4.34% | -4.94% | -15.06% | -8.51% | -8.51% | 15.57% | 15.57% | 24.71% |
| OCFC OceanFirst Financial Corp. of NJ | 3.4% | 23.8% | 1.8% | 68.3% | 74.1% | 14.4% | 1.2% | 9.4% | 0.0% | 9.4% | 2.25% | 30.00% | -5.71% | 2.53% | -0.21% | 7.75% | 7.75% | NA | NA | NA |
| ORIT Oritani Financial Corp. of NJ | 0.3% | 25.3% | 1.7% | 70.0% | 52.1% | 26.5% | 0.0% | 19.5% | 0.0% | 19.5% | 1.32% | -18.96% | 11.11% | 7.94% | 11.07% | -21.07% | -21.07% | NA | NA | NA |
| PBNY Provident NY Bancorp, Inc. of NY | 1.4% | 32.1% | 1.9% | 56.7% | 69.2% | 15.2% | 0.0% | 14.2% | 5.4% | 8.8% | 4.89% | 7.77% | 4.68% | 7.85% | -5.49% | 4.30% | 6.64% | 9.02% | 9.02% | NA |
| RCKB Rockville Financial New, Inc. of CT | 2.3% | 10.2% | 1.6% | 83.3% | 75.8% | 3.8% | 0.0% | 19.1% | 0.1% | 19.0% | 4.28% | 0.87% | 3.30% | 8.82% | -74.80% | NM | NM | NA | NA | NA |
| UBNK United Financial Bancorp of MA | 3.8% | 21.7% | 2.5% | 68.5% | 75.7% | 9.0% | 0.5% | 14.0% | 0.5% | 13.5% | 2.45% | -5.08% | 4.39% | 7.58% | -24.54% | 2.15% | 2.28% | NA | NA | NA |
| WFD Westfield Financial Inc. of MA (1) | 1.5% | 50.7% | 3.5% | 42.6% | 57.1% | 24.0% | 0.0% | 18.2% | 0.0% | 18.2% | 0.76% | -7.28% | 12.36% | 3.93% | -0.48% | -3.94% | -3.98% | NA | NA | NA |

(1) Financial information is for the quarter ending September 30, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

March 31, 2012 and December 31, 2011, respectively. Northfield Bancorp's equity-to-assets ratio of 16.0% exceeded the Peer Group's average net worth ratio of 15.1%. With the infusion of the net conversion proceeds, the Company's pro forma equity-to-assets ratio should further exceed the Peer Group's equity-to-assets ratio. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 15.3% and 14.2%, respectively. The increase in Northfield Bancorp's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity. Both Northfield Bancorp's and the Peer Group's banking subsidiaries capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank's ratios currently exceeding the Peer Group's ratios. On a pro forma basis, the Bank's regulatory surpluses will become more significant than maintained by the Peer Group banking subsidiaries on average.

The interest-earning asset compositions for the Company and the Peer Group varied significantly, with Northfield Bancorp maintaining a much higher concentration of assets in investment securities and a much lower concentration of assets in loans. The Company's combined cash and investment securities ratio equaled 52.0% of assets, versus a comparable Peer Group ratio of 26.2%. Comparatively, loans-to-assets ratios for the Company and the Peer Group were 42.3% and 67.9%, respectively. Overall, Northfield Bancorp's interest-earning assets amounted to 94.3% of assets, which was approximated the comparable Peer Group ratio of 94.1%. The Peer Group's non-interest earning assets included bank-owned life insurance ("BOLI") equal to 1.9% of assets and goodwill/intangibles equal to 0.9% of assets, while the Company maintained BOLI equal to 3.3% of assets and a goodwill/intangibles equal to 0.7% of assets.

Northfield Bancorp's funding liabilities reflected a funding strategy that was generally comparable to that of the Peer Group's funding composition. The Company's deposits equaled 62.4% of assets, which was slightly below the Peer Group's ratio of 67.5%. Comparatively, the Company maintained a slightly higher level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 19.8% and 16.3% for Northfield Bancorp and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, were 82.2% and 83.8% respectively.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company's IEA/IBL ratio is slightly higher than the Peer Group's ratio, based on IEA/IBL ratios of 114.7% and 112.3%, respectively. The additional capital realized from stock proceeds should serve to provide Northfield Bancorp with an IEA/IBL ratio that further exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Northfield Bancorp's and the Peer Group's growth rates are based on annual growth for the twelve months ended March 31, 2012 and December 31, 2011, respectively. Northfield Bancorp recorded asset growth of 2.1%, which was fairly consistent with the Peer Group's asset growth rate of 2.9%. Asset growth for Northfield Bancorp was sustained through a 22.3% increase in loans, which was in part funded by a 10.1% reduction in cash and investments. Asset growth for the Peer Group was sustained by a 4.3% increase in loans, with cash and investments showing a nominal decline.

Asset growth for Northfield Bancorp was funded through a 6.9% increase in deposits, which funded a 2.5 reduction in borrowings as well. Similarly, asset growth for the Peer Group was funded through deposit growth of 6.3%, which also funded a 10.0% reduction in the Peer Group's borrowings. The Company's tangible capital decreased by 3.0% during the twelve months ended March 31, 2012, as dividend payments and stock repurchases more than offset retention of earnings. The Peer Group's tangible capital ratio decreased nominally, as retained earnings were offset by dividend payments and stock repurchases. The not meaningful ("NM") equity growth rates indicated for Rockville Financial were due to growth rates that exceeded 100%, as the result of the net conversion proceeds that were added to equity in March 2011. The Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially continue to slow the Company's capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company's and the Peer Group's ratios are based on earnings for the twelve months ended March 31, 2012 and December 31, 2011, respectively. Northfield Bancorp and the Peer Group reported net income to average assets ratios of 0.71% and 0.67%, respectively. Higher levels of net interest income and non-interest operating income and slightly lower loan loss provisions represented earnings advantages for the Peer Group, while lower operating expenses and higher non-operating gains represented earnings advantages for the Company.

The Peer Group's stronger net interest income was realized through maintenance of a higher interest income ratio, which was partially offset by the Company's lower interest expense ratio. The Company's lower interest income ratio resulted from a lower overall yield earned on interest-earning assets (4.15% versus 4.57% for the Peer Group), which was viewed to be largely related to the higher concentration of lower yielding cash and investments in the Company's balance sheet. Likewise, the Company's lower interest expense ratio was supported by a lower cost of funds (1.38% versus 1.42% for the Company), as well as a lower level of interest-bearing liabilities funding assets. Overall, Northfield Bancorp and the Peer Group reported net interest income to average assets ratios of 2.83% and 3.14%, respectively.

In another key area of core earnings strength, the Company maintained a lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 1.88% and 2.32%, respectively. The Company's lower operating expense ratio was facilitated by the relatively high concentration of cash and investments, as well as multi-family and commercial real estate lending emphasis which generally are relatively high balance loans and, thus, tend to be less costly to service compared to a similarly sized portfolio of smaller balance 1-4 family loans. Accordingly, consistent with the lower staffing needs of the Company's operations, assets per full time equivalent employee equaled $8.8 million for Northfield Bancorp versus $7.7 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2011

| | | Net Interest Income | | | | | Other Income | | | | G&A/Other Exp. | | Non-Op. Items | | Yields, Costs, and Spreads | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Income | Income | Expense | NII | Loss Provis. on IEA | NII After Provis. | Loan Fees | R.E. Oper. | Other Income | Total Other Income | G&A Expense | Goodwill Amort. | Net Gains | Extrao. Items | Yield On Assets | Cost Of Funds | Yld-Cost Spread | MEMO: Assets/ FTE Emp. | MEMO: Effective Tax Rate |
| Northfield Bancorp | | | | | | | | | | | | | | | | | | | |
| March 31, 2012 | 0.71% | 3.90% | 1.06% | 2.83% | 0.49% | 2.33% | 0.00% | 0.00% | 0.27% | 0.27% | 1.87% | 0.01% | 0.27% | 0.00% | 4.15% | 1.38% | 2.77% | $8,813 | 28.21% |
| All Public Companies | | | | | | | | | | | | | | | | | | | |
| Averages | 0.22% | 4.29% | 1.20% | 3.09% | 0.55% | 2.54% | 0.02% | -0.10% | 0.77% | 0.69% | 2.88% | 0.04% | 0.12% | 0.00% | 4.58% | 1.39% | 3.19% | $5,928 | 30.71% |
| Medians | 0.41% | 4.27% | 1.14% | 3.09% | 0.31% | 2.63% | 0.00% | -0.02% | 0.59% | 0.55% | 2.85% | 0.00% | 0.05% | 0.00% | 4.56% | 1.36% | 3.20% | $5,177 | 30.90% |
| State of NY | | | | | | | | | | | | | | | | | | | |
| Averages | 0.44% | 4.38% | 1.23% | 3.15% | 0.50% | 2.65% | 0.03% | -0.03% | 0.73% | 0.72% | 2.65% | 0.01% | 0.00% | 0.00% | 4.66% | 1.40% | 3.26% | $6,868 | 34.97% |
| Medians | 0.72% | 4.42% | 1.12% | 3.12% | 0.25% | 2.83% | 0.00% | -0.02% | 0.51% | 0.45% | 2.33% | 0.00% | 0.01% | 0.00% | 4.63% | 1.36% | 3.33% | $5,845 | 35.12% |
| Comparable Group | | | | | | | | | | | | | | | | | | | |
| Averages | 0.67% | 4.32% | 1.18% | 3.14% | 0.45% | 2.69% | 0.02% | -0.05% | 0.58% | 0.54% | 2.31% | 0.01% | -0.02% | 0.00% | 4.57% | 1.42% | 3.15% | $7,715 | 27.59% |
| Medians | 0.70% | 4.33% | 1.14% | 3.26% | 0.34% | 2.87% | 0.00% | -0.04% | 0.48% | 0.54% | 2.32% | 0.01% | 0.01% | 0.00% | 4.51% | 1.34% | 3.33% | $6,227 | 28.19% |
| Comparable Group | | | | | | | | | | | | | | | | | | | |
| BRKL Brookline Bancorp, Inc. of MA | 0.94% | 4.56% | 0.99% | 3.57% | 0.12% | 3.45% | 0.02% | -0.03% | 0.24% | 0.24% | 2.00% | 0.05% | -0.03% | 0.00% | 4.77% | 1.19% | 3.58% | $9,646 | 40.10% |
| CBNJ Cape Bancorp, Inc. of NJ | 0.75% | 4.35% | 1.09% | 3.26% | 1.84% | 1.43% | 0.00% | -0.25% | 1.16% | 0.90% | 3.16% | 0.01% | -0.30% | 0.00% | 4.82% | 1.26% | 3.56% | $5,608 | NM |
| ESSA ESSA Bancorp, Inc. of PA | 0.47% | 4.24% | 1.63% | 2.60% | 0.19% | 2.41% | 0.06% | 0.00% | 0.48% | 0.54% | 2.35% | 0.02% | 0.06% | 0.00% | 4.45% | 1.95% | 2.50% | $5,569 | 24.48% |
| FFIC Flushing Financial Corp. of NY | 0.82% | 5.21% | 1.78% | 3.43% | 0.50% | 2.93% | 0.08% | -0.04% | 0.25% | 0.30% | 1.83% | 0.01% | -0.02% | 0.00% | 5.45% | 1.98% | 3.47% | $11,314 | 39.90% |
| FXCB Fox Chase Bancorp, Inc. of PA | 0.45% | 4.33% | 1.37% | 2.97% | 0.54% | 2.42% | 0.00% | -0.05% | 0.33% | 0.28% | 2.11% | 0.00% | 0.07% | 0.00% | 4.51% | 1.70% | 2.81% | $7,470 | 31.64% |
| OCFC OceanFirst Financial Corp. of NJ | 0.91% | 4.21% | 0.80% | 3.41% | 0.34% | 3.07% | 0.02% | 0.00% | 0.53% | 0.55% | 2.32% | 0.00% | 0.13% | 0.00% | 4.40% | 0.89% | 3.52% | $6,123 | 35.61% |
| ORIT Oritani Financial Corp. of NJ | 1.13% | 4.62% | 1.36% | 3.26% | 0.40% | 2.87% | 0.00% | -0.08% | 0.38% | 0.30% | 1.37% | 0.00% | -0.01% | 0.00% | 4.83% | 1.80% | 3.02% | $14,148 | 36.53% |
| PBNY Provident NY Bancorp, Inc. of NY | 0.36% | 3.71% | 0.68% | 3.03% | 0.55% | 2.49% | 0.00% | -0.05% | 0.84% | 0.79% | 2.86% | 0.04% | 0.16% | 0.00% | 4.13% | 0.80% | 3.33% | $6,071 | 11.57% |
| RCKB Rockville Financial New, Inc. of CT | 0.40% | 4.28% | 0.99% | 3.29% | 0.17% | 3.12% | 0.00% | -0.04% | 1.25% | 1.21% | 2.59% | 0.00% | -0.34% | 0.00% | 4.43% | 1.22% | 3.21% | $6,227 | 15.08% |
| UBNK United Financial Bancorp of MA | 0.70% | 4.43% | 1.14% | 3.29% | 0.20% | 3.09% | 0.00% | 0.00% | 0.57% | 0.57% | 2.74% | 0.01% | 0.01% | 0.00% | 4.69% | 1.34% | 3.36% | $5,677 | 24.75% |
| WFD Westfield Financial Inc. of MA (1) | 0.46% | 3.62% | 1.22% | 2.40% | 0.07% | 2.33% | 0.00% | -0.01% | 0.30% | 0.29% | 2.08% | 0.00% | 0.02% | 0.00% | 3.83% | 1.51% | 2.32% | $7,016 | 16.23% |

(1) Financial information is for the quarter ending September 30, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

divided by operating expenses), the Company's earnings were more favorable than the Peer Group's. Expense coverage ratios posted by Northfield Bancorp and the Peer Group equaled 1.51x and 1.35x, respectively.

Sources of non-interest operating income provided a smaller contribution to the Company's earnings, with such income amounting to 0.27% and 0.54% of Northfield Bancorp's and the Peer Group's average assets, respectively. The Company's relatively low earnings contribution realized from non-interest operating income is indicative of its limited diversification into areas that generate revenues from non-interest sources. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Northfield Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 60.3% was slightly more favorable than the Peer Group's efficiency ratio of 62.8%.

Loan loss provisions had a similar impact on the Company's and the Peer Group's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.49% and 0.45% of average assets, respectively. The higher level of loan provisions established by the Company was consistent with its less favorable credit quality measure for non-performing loans as a percent of loans, as well as its more rapid loan growth.

Net gains and losses realized from the sale of assets and other non-operating items equaled a net gain of 0.27% of average assets for the Company and a net loss equal to 0.02% of average assets for the Peer Group. The net gains recorded by the Company were the result of gains realized on securities transactions and the bargain purchase gain realized from the First State Bank transaction from the FDIC. Accordingly, the non-operating net gain recorded by the Company was not considered to be part of its core earnings. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a similar impact on the Company's and the Peer Group's earnings, as Northfield Bancorp and the Peer Group posted effective tax rates of 28.21% and 27.59%, respectively. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 40.0%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions, including the investment in mortgage-backed securities. The Company's loan

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2011

| Institution | Portfolio Composition as a Percent of Assets: MBS (%) | 1-4 Family (%) | Constr. & Land (%) | 5+Unit Comm RE (%) | Commerc. Business (%) | Consumer (%) | RWA/ Assets (%) | Serviced For Others ($000) | Servicing Assets ($000) |
|---|---|---|---|---|---|---|---|---|---|
| Northfield Bancorp | 44.44% | 3.34% | 0.91% | 35.12% | 2.70% | 1.26% | 57.93% | $37,850 | $47 |
| **All Public Companies** | | | | | | | | | |
| Averages | 13.95% | 33.61% | 3.23% | 23.07% | 4.06% | 1.73% | 62.33% | $856,737 | $7,125 |
| Medians | 10.79% | 33.83% | 2.34% | 23.13% | 3.07% | 0.41% | 61.35% | $9,680 | $99 |
| **State of NY** | | | | | | | | | |
| Averages | 14.37% | 27.15% | 1.46% | 31.42% | 3.88% | 1.57% | 62.26% | $1,029,993 | $8,672 |
| Medians | 14.50% | 21.73% | 1.24% | 20.12% | 4.41% | 0.06% | 60.93% | $23,350 | $57 |
| **Comparable Group** | | | | | | | | | |
| Averages | 18.35% | 28.07% | 2.03% | 30.51% | 6.11% | 1.86% | 66.57% | $117,472 | $717 |
| Medians | 18.52% | 25.23% | 1.42% | 27.71% | 6.44% | 0.24% | 65.95% | $23,350 | $186 |
| **Comparable Group** | | | | | | | | | |
| BRKL Brookline Bancorp, Inc. of MA | 2.27% | 13.38% | 1.20% | 37.04% | 12.79% | 17.55% | 82.71% | $112,160 | $101 |
| CBNJ Cape Bancorp, Inc. of NJ | 9.36% | 30.30% | 1.42% | 31.75% | 4.80% | 0.11% | 70.13% | $2,670 | $5 |
| ESSA ESSA Bancorp, Inc. of PA | 19.18% | 58.13% | 0.59% | 6.02% | 0.78% | 0.15% | 51.88% | $0 | $186 |
| FFIC Flushing Financial Corp. of NY | 17.42% | 21.73% | 1.53% | 48.88% | 2.97% | 0.01% | 65.95% | $23,350 | $0 |
| FXCB Fox Chase Bancorp, Inc. of PA | 28.25% | 25.23% | 1.29% | 26.53% | 10.80% | 0.82% | 64.87% | $46,720 | $287 |
| OCFC OceanFirst Financial Corp. of NJ | 16.35% | 47.18% | 0.94% | 18.34% | 2.03% | 0.01% | 56.78% | $869,010 | $4,765 |
| ORIT Oritani Financial Corp. of NJ | 21.15% | 7.17% | 2.28% | 63.49% | 0.13% | 0.24% | 74.35% | $390 | $0 |
| PBNY Provident NY Bancorp, Inc. of NY | 18.52% | 18.62% | 5.34% | 27.71% | 6.44% | 0.28% | 61.55% | $0 | $1,433 |
| RCKB Rockville Financial New, Inc. of CT | 7.75% | 39.34% | 4.12% | 32.52% | 7.93% | 0.24% | 78.23% | $160,310 | $778 |
| UBNK United Financial Bancorp of MA | 18.76% | 32.12% | 2.57% | 26.14% | 8.62% | 0.90% | 72.25% | $69,090 | $331 |
| WFD Westfield Financial Inc. of MA (1) | 42.82% | 15.53% | 0.99% | 17.19% | 9.95% | 0.19% | 53.55% | $8,490 | $0 |

(1) Financial information is for the quarter ending September 30, 2011.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

portfolio composition reflected a significantly lower concentration of 1-4 family permanent mortgage loans compared to the Peer Group (3.34% of assets versus 28.07% for the Peer Group). Comparatively, the Company exhibited higher concentrations in the level of MBS (44.44% of assets versus 18.35% for the Peer Group) and commercial real estate and multi-family loans (35.12% of assets versus 30.51% for the Peer Group). The Company's relatively high concentration of MBS is viewed as reducing the overall credit risk in the balance sheet, while also placing downward pressure on yields relative to yields earned on loans. Overall diversification into higher risk and higher yielding types of lending was comparable between the Company and the Peer Group, as the combined percentage of construction, commercial real estate, multi-family, commercial business and consumer loans for Northfield Bancorp and the Peer Group equaled 39.99% and 40.51%, respectively. The primary area of diversification for both Northfield Bancorp and the Peer Group was commercial real estate and multi-family loans. Overall, the composition of the Company's assets provides for a lower risk weighted assets-to-assets ratio compared to the Peer Group's ratio (57.93% versus 66.57% for the Peer Group).

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Northfield Bancorp's interest rate risk characteristics were considered to be slightly more favorable than the Peer Group's measures. Most notably, the Company's tangible equity-to-assets ratio and IEA/IBL ratio were slightly above the comparable Peer Group ratios, while the Company and the Peer Group maintained similar levels of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with further comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, based on the expected increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Northfield Bancorp and the Peer Group. In general, the more significant fluctuations in the Company's ratios implied that the interest rate risk associated with the Company's net interest income was greater compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2011 or Most Recent Date Available

| Institution | Balance Sheet Measures: Equity/ Assets (%) | IEA/ IBL (%) | Non-Earn. Assets/ Assets (%) | Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 12/31/2011 | 9/30/2011 | 6/30/2011 | 3/31/2011 | 12/31/2010 | 9/30/2010 |
|---|---|---|---|---|---|---|---|---|---|
| Northfield Bancorp | 15.3% | 114.7% | 5.7% | 21 | 9 | -3 | -13 | 2 | -3 |
| All Public Companies | 12.0% | 108.6% | 6.2% | -2 | -1 | 5 | 0 | 0 | 1 |
| State of NY | 10.2% | 107.9% | 6.1% | -9 | -1 | 0 | 1 | 0 | 1 |
| Comparable Group | | | | | | | | | |
| Averages | 14.2% | 112.4% | 5.9% | 0 | 2 | 1 | 2 | -1 | 6 |
| Medians | 13.8% | 110.8% | 5.0% | 0 | -2 | 3 | 4 | -4 | 4 |
| Comparable Group | | | | | | | | | |
| BRKL Brookline Bancorp, Inc. of MA | 13.8% | 110.8% | 7.3% | 1 | -6 | 2 | -7 | -2 | 8 |
| CBNJ Cape Bancorp, Inc. of NJ | 11.5% | 104.3% | 10.6% | -7 | 2 | -20 | 4 | -4 | 3 |
| ESSA ESSA Bancorp, Inc. of PA | 14.6% | 112.8% | 5.0% | -12 | -11 | -2 | 5 | 11 | 4 |
| FFIC Flushing Financial Corp. of NY | 9.3% | 106.9% | 4.5% | -2 | 3 | -3 | 17 | -10 | 23 |
| FXCB Fox Chase Bancorp, Inc. of PA | 18.5% | 118.5% | 3.9% | 8 | 16 | 7 | 15 | 30 | 21 |
| OCFC OceanFirst Financial Corp. of NJ | 9.4% | 106.4% | 4.5% | -1 | -12 | 6 | 5 | -15 | -3 |
| ORIT Oritani Financial Corp. of NJ | 19.5% | 121.8% | 4.3% | 15 | -2 | 3 | -1 | 10 | 31 |
| PBNY Provident NY Bancorp, Inc. of NY | 8.8% | 106.9% | 9.8% | 1 | -11 | 2 | -4 | -1 | -15 |
| RCKB Rockville Financial New, Inc. of CT | 19.0% | 120.4% | 4.2% | 5 | 49 | 3 | -24 | -11 | 6 |
| UBNK United Financial Bancorp of MA | 13.5% | 110.3% | 5.9% | -5 | 0 | 12 | -10 | -10 | -3 |
| WFD Westfield Financial Inc. of MA (1) | 18.2% | 117.0% | 5.2% | NA | -6 | 3 | 25 | -14 | -4 |

(1) Financial information is for the quarter ending September 30, 2011.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

lower portion of Northfield Bancorp's assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company's credit risk exposure was viewed to be somewhat higher than the Peer Group's credit risk exposure. As shown in Table 3.6, the Company's ratios for non-performing/assets and non-performing loans/loans equaled 1.77% and 3.95%, respectively, versus comparable measures of 2.02% and 2.64% for the Peer Group. The Company's and Peer Group's loss reserves as a percent of non-performing loans equaled 67.49% and 72.83%, respectively. Loss reserves maintained as percent of net loans receivable equaled 2.67% for the Company, versus 1.28% for the Peer Group. Net loan charge-offs were a more significant factor for the Company, as net loan charge-offs for the Company and the Peer Group equaled 0.66% of loans and 0.41% of loans, respectively. Charge-offs for the Company included $4.0 million of charge-offs related to the transfer of $7.4 million of loans to held-for-sale. The Company's rapid loan growth and resulting relatively high concentration of unseasoned multi-family loans that comprise the loan portfolio were also viewed as increasing the implied credit risk associated with the Company's loan portfolio.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2011 or Most Recent Date Available

| Institution | REO/ Assets (%) | NPAs & 90+Del/ Assets (%) | NPLs/ Loans (%) | Rsrves/ Loans (%) | Rsrves/ NPLs (%) | Rsrves/ NPAs & 90+Del (%) | Net Loan Chargoffs ($000) | NLCs/ Loans (%) |
|---|---|---|---|---|---|---|---|---|
| Northfield Bancorp | 0.10% | 1.77% | 3.95% | 2.67% | 67.49% | 63.62% | $6,752 | 0.66% |
| All Public Companies | | | | | | | | |
| Averages | 0.50% | 3.57% | 4.39% | 1.58% | 53.19% | 47.10% | $1,543 | 0.76% |
| Medians | 0.17% | 2.45% | 3.32% | 1.39% | 40.51% | 35.60% | $547 | 0.25% |
| State of NY | | | | | | | | |
| Averages | 0.11% | 3.15% | 4.32% | 1.65% | 55.19% | 43.20% | $1,529 | 0.44% |
| Medians | 0.10% | 2.05% | 3.09% | 1.45% | 43.37% | 40.06% | $572 | 0.24% |
| Comparable Group | | | | | | | | |
| Averages | 0.22% | 2.02% | 2.64% | 1.28% | 72.83% | 64.21% | $1,465 | 0.41% |
| Medians | 0.15% | 2.05% | 3.09% | 1.16% | 41.03% | 37.47% | $945 | 0.43% |
| Comparable Group | | | | | | | | |
| BRKL Brookline Bancorp, Inc. of MA | 0.05% | 0.60% | 0.47% | 0.87% | 184.18% | 164.34% | $522 | 0.05% |
| CBNJ Cape Bancorp, Inc. of NJ | 0.75% | 3.99% | 4.45% | 1.69% | 37.89% | 29.27% | $965 | 0.53% |
| ESSA ESSA Bancorp, Inc. of PA | 0.17% | 2.15% | 2.84% | 1.08% | 38.54% | 34.68% | $945 | 0.50% |
| FFIC Flushing Financial Corp. of NY | 0.15% | 3.20% | 4.11% | 0.95% | 23.08% | 21.96% | $5,726 | 0.72% |
| FXCB Fox Chase Bancorp, Inc. of PA | 0.64% | 3.37% | 4.19% | 1.72% | 41.03% | 33.22% | $2,052 | 1.22% |
| OCFC OceanFirst Financial Corp. of NJ | 0.09% | 2.76% | 3.63% | 1.16% | 31.85% | 36.42% | $1,689 | 0.43% |
| ORIT Oritani Financial Corp. of NJ | 0.16% | 0.87% | 1.05% | 1.56% | 149.29% | 120.44% | $70 | 0.02% |
| PBNY Provident NY Bancorp, Inc. of NY | 0.18% | 2.05% | 3.09% | 1.54% | 49.93% | 42.28% | $3,308 | 0.74% |
| RCKB Rockville Financial New, Inc. of CT | 0.15% | 0.81% | 0.95% | 1.09% | 111.42% | 109.05% | $202 | 0.05% |
| UBNK United Financial Bancorp of MA | 0.00% | 0.87% | 1.02% | 0.99% | 94.04% | 77.21% | $457 | 0.16% |
| WFD Westfield Financial Inc. of MA (1) | 0.09% | 1.50% | 3.27% | 1.40% | 39.85% | 37.47% | $181 | 0.13% |

(1) Financial information is for the quarter ending September 30, 2011.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

# IV. VALUATION ANALYSIS

## Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

## Appraisal Guidelines

The regulatory written appraisal guidelines reissued by the OCC specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

## RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, particularly second-step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Northfield Bancorp's operations and financial condition; (2) monitor Northfield Bancorp's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Northfield Bancorp's stock specifically; and (4) monitor pending conversion offerings, particularly second-step conversions, (including those in the offering phase), both regionally and nationally. If, during the conversion process, material changes occur, RP Financial will determine if updated valuation reports should be prepared to reflect such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Northfield Bancorp's value, or Northfield Bancorp's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

## Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

### 1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's interest-earning asset composition showed a higher concentration of investments and a lower concentration of loans. Diversification into higher risk and higher yielding types of loans was similar for the Company and the Peer Group, while the Peer Group maintained a significantly higher concentration of 1-4 family loans. Overall, in comparison to the Peer Group, the Company's interest-earning asset composition provided for a lower yield earned on interest-earning assets and a lower risk weighted assets-to-assets ratio. Northfield Bancorp's funding composition reflected slightly lower and higher levels of deposits and borrowings, respectively, which translated into a similar cost of funds for the Company and the Peer Group. Overall, as a percent of assets, the Company maintained a similar level of interest-earning assets and a slightly lower level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a higher IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should further exceed the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

- Credit Quality. The Company's ratio for non-performing assets was similar to the Peer Group's ratio, while the ratio of non-performing loans as a percent of loans was higher for the Company. Loss reserves as a percent of non-performing loans were lower for the Company, while the Company maintained higher loss reserves as a percent of loans. Net loan charge-offs as a percent of loans were more significant for the Company. The Company's risk weighted assets-to-assets ratio was lower than the Peer Group's ratio. Loan growth was significantly higher for the Company, which was largely sustained by originations of multi-family loans. Accordingly, the relatively high concentration of unseasoned multi-family loans held in the Company's loan portfolio represented an additional area of credit risk exposure for the Company. Overall, RP Financial concluded that credit quality was a moderately negative factor in our adjustment for financial condition.

- Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (52.0% of assets versus 26.2% for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company and the Peer Group were viewed as having similar future borrowing capacities, given the fairly similar levels of borrowings currently funding the Company's and the Peer Group's assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.

- Funding Liabilities. The Company's interest-bearing funding composition reflected a slightly lower concentration of deposits and a slightly higher concentration of borrowings relative to the comparable Peer Group ratios, which translated into a similar cost of funds for the Company and the Peer Group. Total interest-bearing liabilities as a percent of assets were slightly lower for the Company. Following the stock offering, the increase in the Company's capital position will further reduce the level of interest-bearing liabilities funding the Company's assets. Overall, RP

Financial concluded that funding liabilities were a slightly positive factor in our adjustment for financial condition.

- Capital. The Company currently operates with a higher equity-to-assets ratio than the Peer Group. Following the stock offering, Northfield Bancorp's pro forma capital position will strongly exceed the Peer Group's equity-to-assets ratio. The Company's higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company's more significant capital surplus will make it difficult to achieve a competitive ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, Northfield Bancorp's balance sheet strength was considered to be fairly comparable to the Peer Group's balance sheet strength and, thus, no adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company's reported earnings were slightly higher than the Peer Group's on a ROAA basis (0.71% of average assets versus 0.67% for the Peer Group), which was largely due higher a higher level of non-operating gains and a lower level of operating expenses. The Peer Group maintained relative earnings advantages in the areas of net interest income and non-interest operating income. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the second-step offering. Overall, the Company's pro forma reported earnings were considered to be fairly similar to the Peer Group's earnings and, thus, RP Financial concluded that this was a neutral factor in our adjustment for profitability, growth and viability of earnings.
- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company's and the Peer Group's core earnings. The Company operated with a lower net interest income ratio, a lower operating expense ratio and a lower level of non-interest operating income. The Company's lower ratio for operating expenses translated into a higher expense coverage ratio in comparison to the Peer Group's ratio (equal to 1.51x versus 1.35X for the Peer Group). Similarly, the Company's efficiency ratio of 60.3% was slightly more favorable than the Peer Group's efficiency ratio of 62.8%. Loan loss provisions had a slightly larger impact on the Company's earnings. After adjusting for non-operating gains, the Company's ROAA ratio was well below the comparable Peer Group ratio.

Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans, indicate that the Company's pro forma core earnings will remain less favorable than the Peer Group's earnings on a ROAA basis. Therefore, RP Financial concluded that this was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated a higher degree of volatility was associated with the Company's net interest margin. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more attractive for the Company. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will be further above the Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.
- Credit Risk. Loan loss provisions were a slightly larger factor in the Company's earnings (0.49% of average assets versus 0.45% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was similar for the Company and the Peer Group. However, growth of higher risk types of loans was significantly greater for the Company. Credit quality measures for non-performing assets as a percent of assets were similar for the Company and the Peer Group, while the Company's ratio of non-performing loans as a percent of loans was higher than the Peer Group's ratio. Loss reserves as a percent of non-performing loans were lower for the Company, while the Company maintained higher loss reserves as a percent of loans. Net loan charge-offs as a percent of loans were higher for the Company. Overall, RP Financial concluded that credit risk was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.
- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Peer Group maintained a higher interest rate spread than the Company, which would tend to continue to support a higher net interest income ratio for the Peer Group going forward based on the current prevailing interest rate environment. Second, the infusion of stock proceeds will provide the Company with more significant growth potential through leverage than currently maintained by the Peer Group. Third, the Peer Group's higher ratio of non-interest operating income and the Company's lower operating expense ratio were viewed as respective advantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly positive factor in our adjustment for profitability, growth and viability of earnings.
- Return on Equity. Currently, the Company's core ROE is lower than the Peer Group's core ROE. As the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Company's equity, the Company's pro forma return equity on a core earnings basis will remain lower than the Peer Group's core ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Northfield Bancorp's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a slight/moderate downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

The Company's asset growth rate was comparable to the Peer Group's growth rate during the period covered in our comparative analysis, based on growth rates of 2.1% and 2.9%, respectively. Asset growth for the Company and the Peer Group was sustained by loan growth, with the Company showing a much higher loan growth rate compared to the Pee Group. Asset growth for the Company and the Peer Group was funded by similar deposit growth rates, which also funded reductions in their respective borrowings. On a pro forma basis, the Company's tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On balance, a slight upward adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Northfield Bancorp serves Staten Island, Brooklyn and northeastern New Jersey through the main office and 24 branch locations. Operating in a relatively slow growing densely populated market area provides the Company with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Company competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Northfield Bancorp. Except for Richmond County, the Company maintains relatively low market shares of deposits in the counties where its branches are maintained.

On average, the Peer Group companies generally operate in markets with similar population densities compared to the New York and northeastern New Jersey market served by the Company. Population growth for the primary market area counties served by the Peer Group companies reflect a wide range of growth rates, but on average was comparable to Northfield Bancorp's primary market area population growth rate. Richmond County, where the Company maintains its main office and the majority of its branches, has a similar per capita income compared to the Peer Group's average per capita income and a higher per capita income compared to the Peer Group's median per capita income. The average and median deposit market shares maintained by the Peer Group companies were consistent with the Company's deposit market share in Richmond County. Overall, the competitive environment and growth potential in the markets served by the Peer Group companies was for the most part viewed to be similar to the Company's primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, March 2012 unemployment rates for the markets served by the Peer Group companies were, on average, fairly consistent with the comparable unemployment rate for Richmond County. On balance, we concluded that no adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Northfield Bancorp, Inc. and the Peer Group Companies(1)

| | County | March 2012 Unemployment |
|---|---|---|
| Northfield Bancorp- NY | Richmond | 8.7% |
| Peer Group Average | | 8.4% |
| Brookline Bancorp – MA | Norfolk | 5.2 |
| Cape Bancorp, Inc. – NJ | Cape May | 15.8 |
| ESSA Bancorp – PA | Monroe | 9.4 |
| Flushing Financial Corp- NY | Nassau | 6.7 |
| Fox Chase Bancorp, Inc. - PA | Montgomery | 6.8 |
| OceanFirst Financial Corp. - NJ | Ocean | 10.5 |
| Oritani Financial Corp. – NJ | Bergen | 7.7 |
| Provident NY Bancorp, Inc. – NY | Rockland | 6.6 |
| Rockville Financial Inc. – CT | Tolland | 7.2 |
| United Financial Bancorp - MA | Hampden | 8.2 |
| Westfield Financial – MA | Hampden | 8.2 |

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

Northfield Bancorp has indicated its intention to pay a cash dividend that will preserve the current $0.24 per share annual cash dividend paid to its public shareholders, which is equal to a 2.4% yield based on the $10.00 per share IPO price. The Company has also indicated it will pay a onetime dividend of $0.25 per share in the first quarter following the completion of the second-step offering and then resume paying a $0.06 per share quarterly dividend in subsequent quarters. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Ten out of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.23% to 4.18%. The average dividend yield on the stocks of the Peer Group institutions was 2.73% as of May 11, 2012. As of May 11, 2012, approximately 62% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 1.65%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends. The Company's indicated dividend policy (exclusive of the onetime special dividend) provides for a slightly lower yield compared to the Peer Group's average dividend yield, while the Company's implied payout ratio is significantly above the Peer Group's payout ratio. At the same time, the Company's tangible equity-assets ratio, which will be at levels exceeding the Peer Group's ratio across the conversion offering range, will support Northfield Bancorp's dividend paying capacity from a capital perspective. Accordingly, on balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All eleven of the Peer Group members trade on the NASDAQ Global Select Market. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $108 million to $652 million as of May 11, 2012, with average and median market values of $313 million and $274 million, respectively. The shares issued and outstanding of the Peer Group companies ranged from 11.9 million to 70.2 million, with average and median shares outstanding of 28.4 million and 26.6 million, respectively. The

Company's second-step stock offering is expected to provide for a pro forma market value and shares outstanding that will be in the upper end of the range of market values and shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Company's stock will continue to be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Northfield Bancorp's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in New York and New Jersey; and (D) the market for the public stock of Northfield Bancorp. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. At the start of the fourth quarter of 2011, day-to-day fluctuations in the broader stock market continued to be dominated by news regarding Europe's sovereign-debt problems. The S&P 500-stock index briefly moved into bear-market territory on fears of a European debt default, which was followed by a strong rebound after the leaders of France and Germany promised to strengthen European banks. A positive report on September U.S retail sales and more signs of progress in Europe's sovereign-debt crisis helped to push the DJIA into positive territory in mid-October. Mixed third quarter earnings reports and ongoing euro-zone concerns provided for more volatility in the broader stock market through the end of October. Overall, the DJIA was up 9.5% for October, which was its best one-month performance in nine years. The broader stock market continued to perform unevenly throughout November, as investors reacted to ongoing developments concerning Europe's sovereign debt and mixed economic data. Notably, the DJIA turned in its worst Thanksgiving week performance since the market began observing the holiday, as Europe's debt problems and lackluster economic data weighed on the broader stock market. Comparatively, stocks rallied strongly to close out November and into early-December, which was supported by news that major central banks agreed to act together to make it less costly for European banks to borrow U.S. dollars and a better-than-expected U.S. employment report for November. Stocks traded unevenly heading into mid-December, as investors reacted to the latest developments concerning Europe's ability to tackle its debt crisis. Encouraging news coming out of Europe and some reports showing a pick-up in U.S. economic activity supported a positive trend in the broader stock market to close out 2011. For all of 2011, the DJIA ended 2011 with a gain of 5.5% and the NASDAQ Composite was down 1.8% for the year. Over the course of 2011, the S&P 500 had been up as much as 8.4% in late-April and down nearly 13% in early-October. For all of 2011, the S&P 500 was essentially unchanged.

More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012. Major stock indexes moved to six-month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks. Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the DJIA posting its first weekly loss of 2012 in late-January. Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years. A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008. The DJIA posted its sharpest one day decline for 2012 heading into mid-February, which was attributable to renewed fears of a Greek default and disappointing readings on the U.S. economy. Signs of an accelerating U.S. economic recovery and indications of progress toward an agreement on a bailout for Greece propelled the DJIA to a 52-week high in mid-February. In late-February, the DJIA closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappoint employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowings costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April supporting the gains. A disappointing jobs report for April fueled a selloff in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued heading into mid-May, as concerns about Greece and Spain weighed on investor sentiment and a large trading loss disclosed by J.P. Morgan rattled financial markets. On May 11, 2012, the DJIA closed at 12820.60, an increase of 1.8% from one year ago and an increase of 4.9% year-to-date, and the NASDAQ closed at 2933.82, an increase of 3.7% from one year ago and an increase of 12.6% year-to-date. The Standard & Poor's 500 Index closed at 1353.39 on May 11, 2012, an increase of 1.2% from one year ago and an increase of 7.6% year-to-date.

The market for thrift stocks has been somewhat volatile as well in recent quarters, but in general underperformed the broader stock market. Bank and thrift stocks led a sharp market downturn to start out the fourth quarter of 2011, as investors were unsettled when Greece's government indicated that it would miss its deficit target in 2011. Indications that European policymakers were moving forward with plans to stabilize Europe's banks and resolve

Europe's debt crisis pushed bank and thrift stocks along with the broader market higher heading into mid-October. Thrift stocks underperformed the broader stock market in mid-October, as third quarter earnings reports for some of the nation's largest banks showed decreases in revenues. Shares of financial stocks rallied in late-October, as European leaders hashed out an eleventh hour agreement to address the fallout from Greece's debt woes. Volatility prevailed in bank and thrift stocks through most of November, which was largely tied to changes in sentiment over resolution of Europe's sovereign debt problems. Thrift stocks traded lower along with the broader stock market Thanksgiving week and more than recovered those losses the following week, as financial shares were the strongest gainers on news about a coordinated plan by major central banks to cut short-term borrowings rates and U.S. employment growth picked up speed in November. Thrift stocks were largely trendless heading into mid-December, as investors reacted to generally positive economic data and the conclusion of the European summit. A strong report on housing starts in November and Spain's second successful debt auction boosted financials along with the broader stock market in late-December. Thrift stocks closed out 2011 generally trending higher, as financials benefitted from economic reports showing a brightening picture for the U.S. economy. For 2011 overall, the SNL Index for all publicly-traded thrifts showed a decline of 18.7%.

Some more encouraging news on the economy helped to sustain the advance in thrift stocks at the beginning of 2012. Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector. Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and the cut in Bank of America's rating by Goldman Sachs. The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking and renewed concerns about the Greek bailout. Bank and thrift stocks advanced in mid-February on increased optimism that Greece was close to getting approval of its bailout package. Financials traded in a fairly narrow range into late-February and then retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress test" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter.

Thrift stocks tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the

March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmed their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed led thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for thrift stocks heading into mid-May. On May 11, 2012, the SNL Index for all publicly-traded thrifts closed at 514.3, a decrease of 7.8% from one year ago and an increase of 6.9% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 4.2, two standard conversions and one second-step conversion have been completed during 2012. The second-step conversion offering is considered to be more relevant for our analysis, which was completed on January 18, 2012. Cheviot Financial's second-step offering was completed at the minimum of the offering range, with a 62% offering raising gross proceeds of $37.4 million. Cheviot Financial's pro forma price/tangible book ratio at the closing value equaled 65.6%. Cheviot Financial's stock price closed 2.6% above its offering price after one week of trading and was up 7.9% from its offering price through May 11, 2012.

# Table 4.2
## Pricing Characteristics and After-Market Trends
## Conversions Completed in 2012

| Institutional Information: Institution | Conversion Date | Ticker | Pre-Conversion Data – Financial Info.: Assets ($Mil) | Equity/ Assets (%) | Asset Quality: NPAs/ Assets (%) | Res. Cov. (%) | Offering Information – Excluding Foundation: Gross Proc. ($Mil.) | % Offer (%) | % of Mid. (%) | Exp./ Proc. (%) | Contribution to Char. Found.: Form | % of Public Off. Excl. Fdn. (%) | Insider Purchases – % Off Incl. Fdn.+Merger Shares – Benefit Plans: ESOP (%) | Recog Plans (%) | Stk Option (%) | Mgmt.& Dirs. (%)(2) | Initial Div. Yield (%) | Pro Forma Data – Pricing Ratios(3)(6): P/TB (%) | Core P/E (x) | P/A (%) | Financial Charac.: Core ROA (%) | TE/A (%) | Core ROE (%) | IPO Price ($) | Post-IPO Pricing Trends – Closing Price: First Trading Day ($) | % Chge (%) | After First Week(4) ($) | % Chge (%) | After First Month(5) ($) | % Chge (%) | Thru 5/11/12 ($) | % Chge (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ***Standard Conversions*** | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |
| Wellesley Bancorp, Inc. - MA*(1) | 1/26/12 | WEBK-NASDAQ | $ 274 | 8.07% | 1.00% | 118% | $ 22.5 | 100% | 94% | 5.5% | C/S | $225K/6.5% | 8.0% | 4.0% | 10.0% | 11.1% | 0.00% | 58.7% | 12.8x | 8.2% | 0.6% | 14.0% | 4.6% | $10.00 | $12.00 | 20.0% | $12.10 | 21.0% | $12.29 | 22.9% | $14.80 | 48.0% |
| West Indiana Bancshares, Inc. - IN*(1 | 1/11/12 | WEIN-OTC-BB | $ 225 | 7.94% | 1.46% | 76% | $ 13.6 | 100% | 85% | 9.2% | C/S | $125K/2.7% | 8.0% | 4.0% | 10.0% | 5.2% | 0.00% | 48.9% | 105.3x | 5.9% | 0.1% | 12.1% | 0.5% | $10.00 | $11.26 | 12.6% | $11.15 | 11.5% | $12.00 | 20.0% | $12.50 | 25.0% |
| **Averages - Standard Conversions:** | | | **$ 250** | **8.01%** | **1.23%** | **97%** | **$ 18.1** | **100%** | **89%** | **7.3%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **8.2%** | **0.00%** | **53.8%** | **59.0x** | **7.1%** | **0.4%** | **13.1%** | **2.5%** | **$10.00** | **$11.63** | **16.3%** | **$11.63** | **16.3%** | **$12.15** | **21.5%** | **$13.65** | **36.5%** |
| **Medians - Standard Conversions:** | | | **$ 250** | **8.01%** | **1.23%** | **97%** | **$ 18.1** | **100%** | **89%** | **7.3%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **8.2%** | **0.00%** | **53.8%** | **59.0x** | **7.1%** | **0.4%** | **13.1%** | **2.5%** | **$10.00** | **$11.63** | **16.3%** | **$11.63** | **16.3%** | **$12.15** | **21.5%** | **$13.65** | **36.5%** |
| ***Second Step Conversions*** | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |
| Cheviot Financial Corp., - OH* | 1/18/12 | CHEV-NASDAQ | $ 601 | 12.02% | 2.74% | 0% | $ 37.4 | 62% | 85% | 6.7% | N.A. | N.A. | 4.0% | 4.0% | 10.0% | 1.9% | 0.00% | 65.6% | 23.74 | 9.6% | 0.4% | 14.9% | 2.5% | $8.00 | $8.25 | 3.1% | $8.21 | 2.6% | $8.28 | 3.5% | $8.63 | 7.9% |
| **Averages - Second Step Conversions:** | | | **$ 601** | **12.02%** | **2.74%** | **0%** | **$ 37.4** | **62%** | **85%** | **6.7%** | **N.A.** | **N.A.** | **4.0%** | **4.0%** | **10.0%** | **1.9%** | **0.00%** | **65.6%** | **23.7x** | **9.6%** | **0.4%** | **14.9%** | **2.5%** | **$8.00** | **$8.25** | **3.1%** | **$8.21** | **2.6%** | **$8.28** | **3.5%** | **$8.63** | **7.9%** |
| **Medians - Second Step Conversions:** | | | **$ 601** | **12.02%** | **2.74%** | **0%** | **$ 37.4** | **62%** | **85%** | **6.7%** | **N.A.** | **N.A.** | **4.0%** | **4.0%** | **10.0%** | **1.9%** | **0.00%** | **65.6%** | **23.7x** | **9.6%** | **0.4%** | **14.9%** | **2.5%** | **$8.00** | **$8.25** | **3.1%** | **$8.21** | **2.6%** | **$8.28** | **3.5%** | **$8.63** | **7.9%** |
| ***Mutual Holding Companies(6)*** | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |
| **Averages - All Conversions:** | | | **$ 425** | **10.01%** | **1.99%** | **49%** | **$ 27.7** | **81%** | **87%** | **7.0%** | **N.A.** | **N.A.** | **6.0%** | **4.0%** | **10.0%** | **5.0%** | **0.00%** | **59.7%** | **41.4x** | **8.3%** | **0.4%** | **14.0%** | **2.5%** | **$9.00** | **$9.94** | **9.7%** | **$9.92** | **9.4%** | **$10.21** | **12.5%** | **$11.14** | **22.2%** |
| **Medians - All Conversions:** | | | **$ 425** | **10.01%** | **1.99%** | **49%** | **$ 27.7** | **81%** | **87%** | **7.0%** | **N.A.** | **N.A.** | **6.0%** | **4.0%** | **10.0%** | **5.0%** | **0.00%** | **59.7%** | **41.4x** | **8.3%** | **0.4%** | **14.0%** | **2.5%** | **$9.00** | **$9.94** | **9.7%** | **$9.92** | **9.4%** | **$10.21** | **12.5%** | **$11.14** | **22.2%** |

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.
(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 11, 2012

In assessing the new issue market for Northfield Bancorp's offering, consideration was also given to the Company's previous attempt of completing a second-step conversion and the relative large size of the Company's offering. The Company attempted to complete a second-step offering two years ago, but elected to go on "hold" when the offering did not sell to the minimum of the offering range. Notably, an offering as large as the Company's proposed offering has not been completed since 2010.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Northfield Bancorp's stock price of recently completed and pending acquisitions of thrift institutions operating in New York and New Jersey. As shown in Exhibit IV-4, there were nine acquisitions of thrifts headquartered in New York and New Jersey completed from the beginning of 2008 through May 11, 2012, and there is currently one acquisition pending for a New Jersey institution and two acquisitions pending for New York institutions including Northfield Bancorp's pending acquisition of Flatbush Bancorp. The recent acquisition activity involving regional savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Northfield Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Northfield Bancorp's stock would tend to be less compared to the stocks of the Peer Group companies.

The Company's pending acquisition of Flatbush Bancorp was also taken into consideration for the valuation. The acquisition of Flatbush Bancorp will add three additional branches in Kings County and is expected to be slightly accretive to book value per share, tangible book value per share and earnings per share after factoring in estimated cost savings. Currently, Flatbush Bancorp is operating at a net loss on a recurring earnings basis. Overall, given the relatively small size of Flatbush Bancorp in relation to Northfield Bancorp's operations, the acquisition of Flatbush Bancorp is viewed as having a minimal impact on the Company's pro forma market value.

D. Trading in Northfield Bancorp's Stock

Since Northfield Bancorp's minority stock currently trades under the symbol "NFBK" on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Northfield Bancorp had a total of 40,396,868 shares issued and outstanding at March 31, 2012, of which 15,755,184 shares were held by public shareholders and traded as public securities. The Company's stock has had a 52 week trading range of $11.68 to $16.49 per share and its closing price on May 11, 2012 was $14.07 per share. There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market, the Company's pending acquisition of Flatbush Bancorp and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

As a fully-converted regulated institution, Northfield Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

| Key Valuation Parameters: | Valuation Adjustment |
|---|---|
| Financial Condition | No Adjustment |
| Profitability, Growth and Viability of Earnings | Slight/Moderate Downward |
| Asset Growth | Slight Upward |
| Primary Market Area | No Adjustment |
| Dividends | No Adjustment |
| Liquidity of the Shares | No Adjustment |
| Marketing of the Issue | Moderate Downward |
| Management | No Adjustment |
| Effect of Govt. Regulations and Regulatory Reform | No Adjustment |

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions, expenses and the pro forma impact of the pending acquisition of Flatbush Bancorp (summarized in Exhibits IV-7 and IV-8). Pursuant to the acquisition of Flatbush Bancorp and the exchange of Flatbush Bancorp shares for Northfield Bancorp shares, 704,202 shares were added to the Company's existing MHC shares and 594,781 shares were added to the Company's existing minority shares. The pro forma impact of the exchange shares issued to Flatbush Bancorp shareholders reduced the MHC's ownership interest in Northfield Bancorp from 61.00% to 60.71%, based on shares outstanding as of March 31, 2012. In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the significant weight among the valuation approaches. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of NFBK stock. Converting institutions generally do not have stock outstanding. Northfield Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership. Since Northfield Bancorp is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the May 11, 2012, stock price of $14.07 per share and the 40,396,868 shares of Northfield Bancorp stock outstanding, the Company's implied market value of $568.4 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Northfield Bancorp's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus will increase equity and earnings. At March 31, 2012, the MHC had unconsolidated net assets of $220,000 consisting primarily of cash held in the Bank and other assets, net of other liabilities. These entries have been added to the Company's March 31, 2012 reported financial information to reflect the consolidation of the MHC into the Company's operations.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of May 11, 2012, the aggregate pro forma market value of Northfield Bancorp's conversion stock equaled $559,320,750 at the midpoint, equal to 55,932,075 shares at $10.00 per share. The $10.00 per share price was determined by the Northfield Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 60.79% ownership interest to the public, which provides for a $340,000,000 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $16.801million for the twelve months ended March

31, 2012. In deriving Northfield Bancorp's core earnings, the adjustments made to reported earnings were to eliminate the bargain purchase gain, gains on securities transactions and the OTTI losses on a tax effected basis. Due to the immaterial pro forma impact of Flatbush Bancorp's recurring earnings, which excludes the onetime gain realized from the sale of the main office property, and consistent with the pro forma assumptions disclosed in the Company's prospectus, no earnings adjustments were made for the pending acquisition of Flatbush Bancorp. As shown below, assuming an effective marginal tax rate of 40.0% for the earnings adjustments, the Company's core earnings were estimated to equal $11.629 million for the twelve months ended March 31, 2012. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

| | Amount ($000) |
|---|---|
| Net income | $16,801 |
| Deduct: Bargain purchase gain, net of tax | (3,560) |
| Deduct: Gain on securities transactions(1) net of OTTI charges | (1,761) |
| Add: OTTI losses(1) | 149 |
| Core earnings estimate | $11,629 |

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $559.3 million midpoint value equaled 35.92x and 53.79x, respectively, indicating premiums of 58.4% and 118.5% relative to the Peer Group's average reported and core earnings multiples of 22.68x and 24.62x, respectively (see Table 4.3). In comparison to the Peer Group's median reported and core earnings multiples of 22.47x and 22.86x, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 59.9% and 135.3%, respectively. The Company's pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 30.18x and 41.80x, respectively, and based on core earnings at the minimum and the maximum equaled 44.93x and 62.96x, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. The Company's pro forma book value was adjusted for the impact of the pending acquisition of Flatbush Bancorp,

Table 4.3
Public Market Pricing
Northfield Bancorp and the Comparables
As of May 11, 2012

| | Market Capitalization: Price/ Share(1) ($) | Market Capitalization: Market Value ($Mil) | Per Share Data: Core 12 Month EPS(2) ($) | Per Share Data: Book Value/ Share ($) | Pricing Ratios(3): P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) | Dividends(4): Amount/ Share ($) | Yield (%) | Payout Ratio(5) (%) | Financial Characteristics(6): Total Assets ($Mil) | Equity/ Assets (%) | Tang Eq/ Assets (%) | NPAs/ Assets (%) | Reported ROA (%) | Reported ROE (%) | Core ROA (%) | Core ROE (%) | Exchange Ratio | 2nd Step Offering Amount ($Mil) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Northfield Bancorp | | | | | | | | | | | | | | | | | | | | | | |
| Maximum | $10.00 | $643.22 | $0.16 | $11.61 | 41.80x | 86.13% | 22.21% | 88.26% | 62.96x | $0.24 | 2.40% | 151.11% | $2,896 | 25.78% | 25.16% | 1.47% | 0.53% | 2.06% | 0.35% | 1.37% | 1.5426 | $ 391.000 |
| Midpoint | $10.00 | $559.32 | $0.19 | $12.55 | 35.92x | 79.68% | 19.62% | 81.77% | 53.79x | $0.24 | 2.40% | 129.09% | $2,851 | 24.61% | 23.99% | 1.49% | 0.55% | 2.22% | 0.36% | 1.48% | 1.3414 | $ 340.000 |
| Minimum | $10.00 | $475.42 | $0.22 | $13.82 | 30.18x | 72.36% | 16.94% | 74.40% | 44.93x | $0.24 | 2.40% | 107.83% | $2,807 | 23.41% | 22.77% | 1.52% | 0.56% | 2.40% | 0.38% | 1.61% | 1.1402 | $ 289.000 |
| All Non-MHC Public Companies (7) | | | | | | | | | | | | | | | | | | | | | | |
| Averages | $12.34 | $299.27 | $0.06 | $14.74 | 19.26x | 81.53% | 10.16% | 88.00% | 20.15x | $0.21 | 1.65% | 24.55% | $2,731 | 12.53% | 11.91% | 3.57% | 0.17% | 0.94% | 0.08% | 0.05% | | |
| Medians | $12.05 | $75.33 | $0.30 | $14.09 | 17.58x | 81.22% | 9.80% | 85.30% | 18.12x | $0.16 | 1.23% | 0.00% | $896 | 11.67% | 10.92% | 2.45% | 0.39% | 2.95% | 0.27% | 2.47% | | |
| All Non-MHC State of NY(7) | | | | | | | | | | | | | | | | | | | | | | |
| Averages | $9.85 | $841.85 | $0.10 | $11.14 | 14.67x | 95.36% | 8.87% | 115.12% | 15.93x | $0.35 | 3.20% | 45.03% | $7,684 | 10.35% | 8.71% | 3.40% | 0.30% | 6.83% | 0.30% | 6.74% | | |
| Medians | $9.88 | $357.58 | $0.74 | $12.28 | 12.85x | 90.70% | 9.69% | 110.47% | 13.17x | $0.27 | 3.45% | 24.24% | $3,553 | 9.35% | 8.24% | 2.25% | 0.68% | 6.75% | 0.78% | 7.19% | | |
| Comparable Group Averages | | | | | | | | | | | | | | | | | | | | | | |
| Averages | $11.43 | $313.20 | $0.57 | $11.73 | 22.68x | 98.21% | 14.79% | 105.39% | 24.62x | $0.32 | 2.73% | 38.04% | $2,127 | 15.12% | 14.29% | 2.02% | 0.67% | 4.79% | 0.69% | 4.88% | | |
| Medians | $11.47 | $273.52 | $0.42 | $11.55 | 22.47x | 99.31% | 15.15% | 104.56% | 22.86x | $0.34 | 3.14% | 44.43% | $1,750 | 14.72% | 14.03% | 2.05% | 0.70% | 4.90% | 0.69% | 4.91% | | |
| Comparable Group | | | | | | | | | | | | | | | | | | | | | | |
| BRKL Brookline Bancorp, Inc. of MA | $9.02 | $633.31 | $0.42 | $7.17 | 22.00x | 125.80% | 19.20% | 139.84% | 21.48x | $0.34 | 3.77% | NM | $3,299 | 15.36% | 14.03% | 0.60% | 0.94% | 5.73% | 0.96% | 5.87% | | |
| CBNJ Cape Bancorp, Inc. of NJ | $8.10 | $107.84 | $0.76 | $10.94 | 13.50x | 74.04% | 10.07% | 87.85% | 10.66x | $0.00 | 0.00% | 0.00% | $1,071 | 13.60% | 11.71% | 3.99% | 0.75% | 5.63% | 0.95% | 7.13% | | |
| ESSA ESSA Bancorp, Inc. of PA | $10.25 | $121.72 | $0.40 | $13.60 | 23.84x | 75.37% | 11.10% | 76.21% | 25.63x | $0.20 | 1.95% | 46.51% | $1,097 | 14.72% | 14.58% | 2.15% | 0.47% | 3.13% | 0.43% | 2.91% | | |
| FFIC Flushing Financial Corp. of NY | $13.52 | $418.04 | $1.17 | $13.48 | 11.86x | 100.30% | 9.75% | 104.56% | 11.56x | $0.52 | 3.85% | 45.61% | $4,288 | 9.72% | 9.36% | 3.20% | 0.82% | 8.70% | 0.84% | 8.93% | | |
| FXCB Fox Chase bancorp, Inc. of PA | $13.04 | $166.31 | $0.34 | $14.76 | 35.24x | 88.35% | 16.37% | 88.35% | 38.35x | $0.16 | 1.23% | 43.24% | $1,016 | 18.53% | 18.53% | 3.37% | 0.44% | 2.34% | 0.41% | 2.15% | | |
| OCFC OceanFirst Financial Corp. of NJ | $14.71 | $273.52 | $1.01 | $11.66 | 13.13x | 126.16% | 11.88% | 126.16% | 14.56x | $0.48 | 3.26% | 42.86% | $2,302 | 9.42% | 9.42% | 2.76% | 0.92% | 9.89% | 0.83% | 8.91% | | |
| ORIT Oritani Financial Corp. of NJ | $14.34 | $651.78 | $0.65 | $11.15 | 22.41x | 128.61% | 25.04% | 128.61% | 22.06x | $0.60 | 4.18% | NM | $2,603 | 19.47% | 19.47% | 0.87% | 1.12% | 4.90% | 1.14% | 4.98% | | |
| PBNY Provident NY Bancorp, Inc. of NY | $7.84 | $297.13 | $0.20 | $11.55 | 28.00x | 67.88% | 9.63% | 109.04% | 39.20x | $0.24 | 3.06% | NM | $3,084 | 14.19% | 9.34% | 2.05% | 0.35% | 2.48% | 0.25% | 1.77% | | |
| RCKB Rockville Financial New, Inc. of CT | $11.47 | $331.12 | $0.38 | $11.55 | NM | 99.31% | 18.92% | 99.65% | 30.18x | $0.36 | 3.14% | NM | $1,750 | 19.05% | 19.00% | 0.81% | 0.41% | 2.40% | 0.62% | 3.65% | | |
| UBNK United Financial Bancorp of MA | $16.23 | $253.16 | $0.71 | $14.58 | 22.54x | 111.32% | 15.59% | 115.68% | 22.86x | $0.36 | 2.22% | 50.00% | $1,624 | 14.01% | 13.55% | 0.87% | 0.70% | 4.98% | 0.69% | 4.91% | | |
| WFD Westfield Financial Inc. of MA | $7.19 | $191.27 | $0.21 | $8.64 | 34.24x | 83.22% | 15.15% | 83.31% | 34.24x | $0.24 | 3.34% | NM | $1,263 | 18.20% | 18.18% | 1.50% | 0.45% | 2.47% | 0.45% | 2.47% | | |

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

as disclosed in the Company's prospectus. The pro forma impact of the Flatbush Bancorp acquisition increased reported book value by $20.3 million and tangible book value by $19.5 million. Based on the $559.3 million midpoint valuation, the Company's pro forma P/B and P/TB ratios equaled 79.68% and 81.77%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 98.21% and 105.39%, the Company's ratios reflected discounts of 18.9% on a P/B basis and 22.4% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 99.31% and 104.56%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 19.8% and 21.8%, respectively. At the maximum of the range, the Company's P/B and P/TB ratios equaled 86.13% and 88.26%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the maximum of the range reflected discounts of 12.3% and 16.3%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable given the Company's pro forma P/E multiples were at a premium to the Peer Group's P/E multiples.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. The Company's pro forma assets were adjusted for the impact of the pending acquisition of Flatbush Bancorp, which added $149.2 million to the Company's pro forma assets. At the $559.3 million midpoint of the valuation range, the Company's value equaled 19.62% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 14.79%, which implies a premium of 32.7% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 15.15%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 29.5%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, one second-step conversions has been completed in 2012 and closed at a pro forma price/tangible book ratio of 65.6% (see Table 4.2). Cheviot Financial's stock price closed 2.6% above its offering price after one week of trading and was up 7.9% from its offering price through May 11, 2012. In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a premium of 24.6% and at the maximum of the range reflects a premium of 34.5%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 11, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $559,320,750 at the midpoint, equal to 55,932,075 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows:

| | Total Shares | Offering Shares | Exchange Shares Issued to Public Shareholders | Exchange Ratio |
|---|---|---|---|---|
| Shares | | | | |
| Maximum | 64,321,885 | 39,100,000 | 25,221,885 | 1.5426 |
| Midpoint | 55,932,074 | 34,000,000 | 21,932,074 | 1.3414 |
| Minimum | 47,542,263 | 28,900,000 | 18,642,263 | 1.1402 |
| Distribution of Shares | | | | |
| Maximum | 100.00% | 60.79% | 39.21% | |
| Midpoint | 100.00% | 60.79% | 39.21% | |
| Minimum | 100.00% | 60.79% | 39.21% | |
| Aggregate Market Value at $10 per share | | | | |
| Maximum | $ 643,218,850 | $ 391,000,000 | $ 252,218,850 | |
| Midpoint | $ 559,320,740 | $ 340,000,000 | $ 219,320,740 | |
| Minimum | $ 475,422,630 | $ 289,000,000 | $ 186,422,630 | |

The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Northfield Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and underwritten offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.3414 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.1402 at the minimum and 1.5426 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

EXHIBITS

## *LIST OF EXHIBITS*


| Exhibit Number | Description |
|---|---|
| I-1 | Map of Office Locations |
| I-2 | Audited Financial Statements |
| I-3 | Key Operating Ratios |
| I-4 | Investment Portfolio Composition |
| I-5 | Yields and Costs |
| I-6 | Loan Loss Allowance Activity |
| I-7 | Interest Rate Risk Analysis |
| I-8 | Fixed and Adjustable Rate Loans |
| I-9 | Loan Portfolio Composition |
| I-10 | Contractual Maturity by Loan Type |
| I-11 | Non-Performing Assets |
| I-12 | Deposit Composition |
| I-13 | Maturity of Jumbo Time Deposits |
| I-14 | Borrowing Activity |
| II-1 | Description of Office Properties |
| II-2 | Historical Interest Rates |

## LIST OF EXHIBITS (continued)


| Exhibit Number | Description |
|---|---|
| III-1 | General Characteristics of Publicly-Traded Institutions |
| III-2 | Public Market Pricing of Mid-Atlantic Thrift Institutions |
| III-3 | Public Market Pricing of New England Thrift Institutions |
| III-4 | Peer Group Market Area Comparative Analysis |
| IV-1 | Stock Prices: As of May 11, 2012 |
| IV-2 | Historical Stock Price Indices |
| IV-3 | Historical Thrift Stock Indices |
| IV-4 | Market Area Acquisition Activity |
| IV-5 | Director and Senior Management Summary Resumes |
| IV-6 | Pro Forma Regulatory Capital Ratios |
| IV-7 | Pro Forma Analysis Sheet |
| IV-8 | Pro Forma Effect of Conversion Proceeds |
| IV-9 | Peer Group Core Earnings Analysis |
| V-1 | Firm Qualifications Statement |

**EXHIBIT I-1**

**Northfield Bancorp, Inc.**
**Map of Office Locations**

Exhibit I-1
Northfield Bancorp, Inc.
Map of Office Locations


Union
Elizabeth
Kings
Richmond
Middlesex
Lower New York Bay
Atlantic Ocean
New Jersey
Corporate Office
Branches
Counties
Kings
Middlesex
Richmond
Union
Copyright © and (P) 1988-2009 Microsoft Corporation and/or its suppliers. All rights reserved.

**EXHIBIT I-2**

**Northfield Bancorp, Inc.**
**Audited Financial Statements**
**[Incorporated by Reference]**

**EXHIBIT I-3**

**Northfield Bancorp, Inc.**
**Key Operating Ratios**

# Exhibit I-3
# Northfield Bancorp, Inc.
# Key Operating Ratios

| | At or For the Three Months Ended March 31, (12) | | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2011 | 2010 | 2009 | 2008 | 2007 |
| **Selected Financial Ratios and Other Data:** | | | | | | | |
| **Performance Ratios:** | | | | | | | |
| Return on assets (ratio of net income to average total assets) (3) | 0.84% | 0.90% | 0.72% | 0.65% | 0.64% | 1.01% | 0.78% |
| Return on equity (ratio of net income to average equity) (3) | 5.18 | 5.08 | 4.27 | 3.46 | 3.09 | 4.22 | 5.27 |
| Interest rate spread (4) | 2.80 | 2.76 | 2.75 | 2.78 | 2.66 | 2.37 | 2.34 |
| Net interest margin (5) | 3.04 | 3.02 | 3.01 | 3.10 | 3.16 | 3.13 | 2.87 |
| Dividend payout ratio (6) | 34.72 | 17.06 | 22.00 | 23.98 | 24.54 | 4.66 | — |
| Efficiency ratio (3)(7) | 60.49 | 52.72 | 53.63 | 56.12 | 55.26 | 46.94 | 77.57 |
| Non-interest expense to average total assets (3) | 2.14 | 1.80 | 1.79 | 1.82 | 1.82 | 1.58 | 2.66 |
| Average interest-earning assets to average interest-bearing liabilities | 122.82 | 122.42 | 122.23 | 125.52 | 130.44 | 136.94 | 123.33 |
| Average equity to average total assets | 16.15 | 17.68 | 16.95 | 18.81 | 20.82 | 23.84 | 14.73 |
| **Asset Quality Ratios:** | | | | | | | |
| Non-performing assets to total assets | 1.77 | 2.43 | 1.99 | 2.72 | 2.19 | 0.61 | 0.71 |
| Non-performing loans to total loans | 3.85 | 6.64 | 4.07 | 7.36 | 5.73 | 1.63 | 2.32 |
| Non-performing loans to originated loans (8) | 4.19 | 6.64 | 4.43 | 7.36 | 5.73 | 1.63 | 2.32 |
| Allowance for loan losses to non-performing loans held-for-investment (9) | 67.62 | 38.84 | 66.40 | 35.83 | 36.86 | 91.07 | 57.31 |
| Allowance for loan losses to total loans held-for-investment, net (10) | 2.60 | 2.58 | 2.50 | 2.64 | 2.11 | 1.49 | 1.33 |
| Allowance for loan losses to originated loans held-for-investment, net (8) | 2.83 | 2.58 | 2.72 | 2.64 | 2.11 | 1.49 | 1.33 |
| **Capital Ratios:** | | | | | | | |
| Total capital (to risk-weighted assets) (11) | 24.19 | 27.55 | 24.71 | 27.39 | 28.52 | 34.81 | 38.07 |
| Tier 1 capital (to risk-weighted assets) (11) | 22.93 | 26.27 | 23.42 | 26.12 | 27.24 | 33.68 | 37.23 |
| Tier I capital (to adjusted assets) (11) | 13.48 | 13.04 | 13.42 | 13.43 | 14.35 | 15.98 | 18.84 |
| **Other Data:** | | | | | | | |
| Number of full service offices | 24 | 21 | 24 | 20 | 18 | 18 | 18 |
| Full time equivalent employees | 273 | 250 | 277 | 243 | 223 | 203 | 192 |

(1) Non-interest income for the year ended December 31, 2011 includes bargain-purchase gain, net of tax, of $3.6 million.

(2) Net loss per share in 2007 is calculated for the period that Northfield-Federal's shares of common stock were outstanding (November 8, 2007, through December 31, 2007). The net loss for this period was $1.5 million due to the $7.8 million contribution to Northfield Bank Foundation in connection with our initial stock offering.

(3) 2011 performance ratios include an after tax bargain purchase gain of $3.6 million associated with the Federal Deposit Insurance Corporation-assisted acquisition of a failed bank. 2010 performance ratios include a $1.8 million charge ($1.2 million after-tax) related to costs associated with Northfield Federal's postponed second-step offering, and a $738,000 benefit related to the elimination of deferred tax liabilities associated with a change in New York state tax law. 2009 performance ratios include a $770,000 expense ($462,000 after-tax) related to a special Federal Deposit Insurance Corporation deposit insurance assessment. 2008 performance ratios include a $2.5 million tax-exempt gain from the death of an officer and $463,000 ($292,000, net of tax) in costs associated with the Bank's conversion to a new core processing system that was completed in January 2009. 2007 performance ratios include the after-tax effect of: a charge of $7.8 million due to Northfield-Federal's contribution to the Northfield Bank Foundation; a gain of $2.4 million as a result of the sale of two branch locations, and associated deposit relationships; net interest income of approximately $800,000 (after-tax), for the year ended December 31, 2007, as it relates to short-term investment returns earned on subscription proceeds (net of interest paid during the stock offering); and the reversal of state and local tax liabilities of approximately $4.5 million, net of federal taxes.

(4) The interest rate spread represents the difference between the weighted-average yield on interest earning assets and the weighted-average costs of interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(6) Dividend payout ratio is calculated as total dividends declared for the year (excluding dividends waived by Northfield Bancorp, MHC) divided by net income for the year.

(7) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(8) Excludes PCI loans held-for-investment.

(9) Excludes nonperforming loans held-for-sale, carried at aggregate lower of cost or estimated fair value, less costs to sell.

(10) Includes PCI loans held-for-investment.

(11) Capital ratios are presented for Northfield Bank only.

(12) Ratios are annualized, where appropriate.

Source: Northfield Bancorp, Inc.'s prospectus.

**EXHIBIT I-4**

**Northfield Bancorp, Inc.**
**Investment Portfolio Composition**

# Exhibit I-4
## Northfield Bancorp, Inc.
## Investment Portfolio Composition

| | At March 31, 2012 | | At December 31, 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| | (In thousands) | | | | | | | |
| **Securities available-for-sale:** | | | | | | | | |
| Mortgage-backed securities: | | | | | | | | |
| Pass-through certificates: | | | | | | | | |
| GSEs | $ 464,752 | $ 487,451 | $ 490,184 | $ 514,893 | $ 342,316 | $ 355,795 | $ 404,128 | $ 418,060 |
| Non-GSEs | 8,362 | 7,688 | 8,770 | 7,515 | 27,801 | 27,878 | 65,363 | 62,466 |
| REMICs: | | | | | | | | |
| GSEs | 536,412 | 541,662 | 426,362 | 430,889 | 622,582 | 622,077 | 344,150 | 349,088 |
| Non-GSEs | 27,509 | 29,032 | 31,114 | 32,936 | 65,766 | 69,389 | 111,756 | 114,194 |
| Equity investments (1) | 13,467 | 13,504 | 11,787 | 11,835 | 12,437 | 12,353 | 21,820 | 21,872 |
| GSE bonds | — | — | — | — | 34,988 | 35,033 | 28,994 | 28,983 |
| Corporate bonds | 104,328 | 105,130 | 100,922 | 100,657 | 119,765 | 121,788 | 134,595 | 137,140 |
| Total securities available-for-sale | $ 1,154,830 | $ 1,184,467 | $ 1,069,139 | $ 1,098,725 | $ 1,225,655 | $ 1,244,313 | $ 1,110,806 | $ 1,131,803 |

| | At March 31, 2012 | | At December 31, 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| | (In thousands) | | | | | | | |
| **Securities held-to-maturity:** | | | | | | | | |
| Mortgage-backed securities: | | | | | | | | |
| Pass-through certificates: | | | | | | | | |
| GSEs | $ 624 | $ 670 | $ 629 | $ 672 | $ 854 | $ 899 | $ 874 | $ 901 |
| REMICs: | | | | | | | | |
| GSEs | 2,700 | 2,822 | 2,988 | 3,099 | 4,206 | 4,374 | 5,866 | 6,029 |
| Total securities held-to-maturity | $ 3,324 | $ 3,492 | $ 3,617 | $ 3,771 | $ 5,060 | $ 5,273 | $ 6,740 | $ 6,930 |

(1) Consists of mutual funds.

Source: Northfield Bancorp, Inc.'s prospectus.

**EXHIBIT I-5**

**Northfield Bancorp, Inc.**
**Yields and Costs**

# Exhibit I-5
# Northfield Bancorp, Inc.
# Yields and Costs

| | At March 31, 2012 | For the Three Months Ended March 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2012 | | | 2011 | | |
| | Yield/Rate | Average Outstanding Balance | Interest | Average Yield/Rate (4) | Average Outstanding Balance | Interest | Average Yield/Rate (4) |
| | | (Dollars in thousands) | | | | | |
| **Interest-earning assets:** | | | | | | | |
| Loans | 5.75% | $1,061,927 | $ 15,150 | 5.74% | $ 841,400 | $ 12,474 | 6.01% |
| Mortgage-backed securities | 2.62 | 986,110 | 6,776 | 2.76 | 1,070,119 | 8,417 | 3.19 |
| Other securities | 2.07 | 128,171 | 653 | 2.05 | 151,435 | 970 | 2.60 |
| Federal Home Loan Bank of New York stock | 4.50 | 12,703 | 142 | 4.50 | 10,839 | 109 | 4.08 |
| Interest-earning deposits | 0.25 | 48,035 | 18 | 0.15 | 42,709 | 28 | 0.27 |
| Total interest-earning assets | 4.01 | 2,236,946 | 22,739 | 4.09 | 2,116,502 | 21,998 | 4.22 |
| Non-interest-earning assets | | 144,237 | | | 127,783 | | |
| Total assets | | $2,381,183 | | | $2,244,285 | | |
| **Interest-bearing liabilities:** | | | | | | | |
| Savings, NOW, and money market accounts | 0.46 | $ 862,812 | 1,096 | 0.51 | $ 695,572 | 1,134 | 0.66 |
| Certificates of deposit | 1.14 | 476,282 | 1,428 | 1.21 | 541,373 | 1,883 | 1.41 |
| Total interest-bearing deposits | 0.70 | 1,339,094 | 2,524 | 0.76 | 1,236,945 | 3,017 | 0.99 |
| Borrowings | 2.72 | 482,238 | 3,290 | 2.74 | 491,957 | 3,210 | 2.65 |
| Total interest-bearing liabilities | 1.23 | 1,821,332 | 5,814 | 1.28 | 1,728,902 | 6,227 | 1.46 |
| Non-interest-bearing deposits | | 160,233 | | | 110,285 | | |
| Accrued expenses and other liabilities | | 15,145 | | | 8,371 | | |
| Total liabilities | | 1,996,710 | | | 1,847,558 | | |
| Stockholders' equity | | 384,473 | | | 396,727 | | |
| Total liabilities and stockholders' equity | | $2,381,183 | | | $2,244,285 | | |
| Net interest income | | | $ 16,925 | | | $ 15,771 | |
| Net interest rate spread (1) | | | | 2.80 | | | 2.76 |
| Net interest-earning assets (2) | | $ 415,614 | | | $ 387,600 | | |
| Net interest margin (3) | | | | 3.04% | | | 3.02% |
| Average interest-earning assets to interest-bearing liabilities | | 122.82% | | | 122.42% | | |

*(footnotes on following page)*

# Exhibit I-5 (continued)
# Northfield Bancorp, Inc.
# Yields and Costs

| | For the Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | | 2010 | | | 2009 | | |
| | Average Outstanding Balance | Interest | Average Yield/Rate | Average Outstanding Balance | Interest | Average Yield/Rate | Average Outstanding Balance | Interest | Average Yield/Rate |
| | | | | | (Dollars in thousands) | | | | |
| **Interest-earning assets:** | | | | | | | | | |
| Loans | $ 928,904 | $ 55,066 | 5.93% | $ 775,404 | $ 46,681 | 6.02% | $ 653,748 | $ 38,889 | 5.95% |
| Mortgage-backed securities | 1,061,308 | 32,033 | 3.02 | 936,991 | 33,306 | 3.55 | 920,785 | 42,256 | 4.59 |
| Other securities | 131,136 | 3,314 | 2.53 | 239,872 | 6,011 | 2.51 | 126,954 | 3,223 | 2.54 |
| Federal Home Loan Bank of New York stock | 10,459 | 439 | 4.20 | 6,866 | 354 | 5.16 | 7,428 | 399 | 5.37 |
| Interest-earning deposits | 48,903 | 165 | 0.34 | 45,951 | 143 | 0.31 | 83,159 | 801 | 0.96 |
| Total interest-earning assets | 2,180,710 | 91,017 | 4.17 | 2,005,084 | 86,495 | 4.31 | 1,792,074 | 85,568 | 4.77 |
| Non-interest-earning assets | 141,466 | | | 115,491 | | | 87,014 | | |
| Total assets | $2,322,176 | | | $2,120,575 | | | $1,879,088 | | |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Savings, NOW, and money market accounts | $ 741,130 | 4,651 | 0.63 | $ 676,334 | 5,119 | 0.76 | $ 566,894 | 6,046 | 1.07 |
| Certificates of deposit | 566,619 | 7,600 | 1.34 | 590,445 | 8,454 | 1.43 | 509,610 | 12,168 | 2.39 |
| Total interest-bearing deposits | 1,307,749 | 12,251 | 0.94 | 1,266,779 | 13,573 | 1.07 | 1,076,504 | 18,214 | 1.69 |
| Borrowings | 476,413 | 13,162 | 2.76 | 330,693 | 10,833 | 3.28 | 297,365 | 10,763 | 3.62 |
| Total interest-bearing liabilities | 1,784,162 | 25,413 | 1.42 | 1,597,472 | 24,406 | 1.53 | 1,373,869 | 28,977 | 2.11 |
| Non-interest-bearing deposits | 131,224 | | | 114,450 | | | 99,950 | | |
| Accrued expenses and other liabilities | 13,260 | | | 9,677 | | | 14,075 | | |
| Total liabilities | 1,928,646 | | | 1,721,599 | | | 1,487,894 | | |
| Stockholders' equity | 393,530 | | | 398,976 | | | 391,194 | | |
| Total liabilities and stockholders' equity | $2,322,176 | | | $2,120,575 | | | $1,879,088 | | |
| Net interest income | | $ 65,604 | | | $ 62,089 | | | $ 56,591 | |
| Net interest rate spread (1) | | | 2.75 | | | 2.78 | | | 2.66 |
| Net interest-earning assets (2) | $ 396,548 | | | $ 407,612 | | | $ 418,205 | | |
| Net interest margin (3) | | | 3.01% | | | 3.10% | | | 3.16% |
| Average interest-earning assets to interest-bearing liabilities | 122.23% | | | 125.52% | | | 130.44% | | |

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Annualized.

Source: Northfield Bancorp, Inc.'s prospectus.

EXHIBIT I-6

Northfield Bancorp, Inc.
Loan Loss Allowance Activity

# Exhibit I-6
# Northfield Bancorp, Inc.
# Loan Loss Allowance Activity

| | At or For the Three Months Ended March 31, | | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (Dollars in thousands) | | | | | | |
| Balance at beginning of year | $ 26,836 | $ 21,819 | $ 21,819 | $ 15,414 | $ 8,778 | $ 5,636 | $ 5,030 |
| Charge-offs: | | | | | | | |
| Commercial real estate | (259) | (1,150) | (5,398) | (987) | (1,348) | (1,002) | — |
| One- to four-family residential | — | — | (101) | — | (63) | — | — |
| Construction and land | — | — | (693) | (443) | (686) | (761) | — |
| Multifamily | — | (25) | (718) | (2,132) | (164) | — | — |
| Insurance premium finance loans | (21) | (2) | (70) | (101) | — | — | — |
| Commercial and industrial | (90) | — | (638) | (36) | (141) | (165) | (814) |
| Home equity and lines of credit | — | — | (62) | — | — | — | — |
| Other | — | — | — | — | — | (12) | (22) |
| Total charge-offs | (370) | (1,177) | (7,680) | (3,699) | (2,402) | (1,940) | (836) |
| Recoveries: | | | | | | | |
| Commercial real estate | 7 | 6 | 55 | — | — | — | — |
| Commercial and industrial | 12 | — | 23 | — | — | — | — |
| Insurance premium finance loans | — | — | 30 | 20 | — | — | — |
| Total recoveries | 19 | 6 | 108 | 20 | — | — | — |
| Net charge-offs | (351) | (1,171) | (7,572) | (3,679) | (2,402) | (1,940) | (836) |
| Provision for loan losses | 615 | 1,367 | 12,589 | 10,084 | 9,038 | 5,082 | 1,442 |
| Balance at end of period | $ 27,100 | $ 22,015 | $ 26,836 | $ 21,819 | $ 15,414 | $ 8,778 | $ 5,636 |
| Ratios: | | | | | | | |
| Net charge-offs to average loans outstanding | 0.13% | 0.56% | 0.78% | 0.47% | 0.37% | 0.38% | 0.20% |
| Allowance for loan losses to non-performing loans held-for-investment at end of year | 67.62 | 38.84 | 66.40 | 35.83 | 36.86 | 91.07 | 57.31 |
| Allowance for loan losses to originated loans held-for-investment, net at end of year | 2.83 | 2.58 | 2.72 | 2.64 | 2.11 | 1.49 | 1.33 |
| Allowance for loan losses to total loans held-for- investment at end of year | 2.60 | 2.58 | 2.50 | 2.64 | 2.11 | 1.49 | 1.33 |

Source: Northfield Bancorp, Inc.'s prospectus.

**EXHIBIT I-7**

**Northfield Bancorp, Inc.**
**Interest Rate Risk Analysis**

# Exhibit I-7
## Northfield Bancorp, Inc.
## Interest Rate Risk Analysis

**At March 31, 2012**

| | NPV | | | | | |
|---|---|---|---|---|---|---|
| Change in Interest Rates (basis points) (1) | Estimated Present Value of Assets | Estimated Present Value of Liabilities | Estimated NPV (2) | Estimated Change In NPV | Estimated NPV/Present Value of Assets Ratio | Net Interest Income Percent Change |
| | (dollars in thousands) | | | | | |
| +400 | $ 2,197,175 | $ 1,867,954 | $ 329,221 | $ (119,279) | 14.98% | (6.97)% |
| +300 | 2,253,882 | 1,900,923 | 352,959 | (95,541) | 15.66% | (4.91)% |
| +200 | 2,321,733 | 1,934,994 | 386,739 | (61,761) | 16.66% | (2.67)% |
| +100 | 2,392,953 | 1,970,218 | 422,735 | (25,765) | 17.67% | (0.79)% |
| 0 | 2,455,149 | 2,006,649 | 448,500 | — | 18.27% | — |
| -100 | 2,492,288 | 2,038,329 | 453,959 | 5,459 | 18.21% | (0.75)% |
| -200 | 2,525,055 | 2,050,291 | 474,764 | 26,264 | 18.80% | (3.80)% |

**At December 31, 2011**

| | NPV | | | | | |
|---|---|---|---|---|---|---|
| Change in Interest Rates (basis points) (1) | Estimated Present Value of Assets | Estimated Present Value of Liabilities | Estimated NPV (2) | Estimated Change In NPV | Estimated NPV/Present Value of Assets Ratio | Net Interest Income Percent Change |
| | (dollars in thousands) | | | | | |
| +400 | $ 2,162,339 | $ 1,850,354 | $ 311,985 | $ (118,243) | 14.43% | (7.72)% |
| +300 | 2,216,517 | 1,882,182 | 334,335 | (95,893) | 15.08% | (5.56)% |
| +200 | 2,282,543 | 1,915,059 | 367,484 | (62,744) | 16.10% | (3.10)% |
| +100 | 2,352,573 | 1,949,034 | 403,539 | (26,689) | 17.15% | (1.02)% |
| 0 | 2,414,383 | 1,984,155 | 430,228 | — | 17.82% | — |
| -100 | 2,447,264 | 2,015,567 | 431,697 | 1,469 | 17.64% | (0.66)% |
| -200 | 2,480,170 | 2,026,021 | 454,149 | 23,921 | 18.31% | (2.21)% |

(1) Assumes an instantaneous and sustained uniform change in interest rates at all maturities.
(2) NPV includes non-interest earning assets and liabilities.

Source: Northfield Bancorp, Inc.'s prospectus.

**EXHIBIT I-8**

**Northfield Bancorp, Inc.**
**Fixed and Adjustable Rate Loans**

# Exhibit I-8
## Northfield Bancorp, Inc.
## Fixed and Adjustable Rate Loans

| | Due After December 31, 2012 | | |
|---|---|---|---|
| | Fixed Rate | Adjustable Rate | Total |
| | | (In thousands) | |
| Real estate loans: | | | |
| Multifamily | $ 32,380 | $ 424,799 | $ 457,179 |
| Commercial | 31,423 | 283,590 | 315,013 |
| One- to four-family residential | 29,465 | 36,169 | 65,634 |
| Home equity and lines of credit | 14,062 | 14,641 | 28,703 |
| Construction and land | 1,984 | 10,503 | 12,487 |
| Commercial and industrial loans | 2,046 | 8,006 | 10,052 |
| Insurance premium loans | 14 | — | 14 |
| Other loans | 428 | — | 428 |
| Purchase credit-impaired (PCI) loans | 60,902 | 18,054 | 78,956 |
| Total loans | $ 172,704 | $ 795,762 | $ 968,466 |

Source: Northfield Bancorp, Inc.'s prospectus.

## EXHIBIT I-9

## Northfield Bancorp, Inc.
## Loan Portfolio Composition

# Exhibit I-9
# Northfield Bancorp, Inc.
# Loan Portfolio Composition

| | At March 31, 2012 | | At December 31, 2011 | | 2010 | | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| | | | | | (Dollars in thousands) | | | | | | | |
| Real estate loans: | | | | | | | | | | | | |
| Multifamily | $ 496,683 | 47.68% | $ 458,370 | 42.72% | $ 283,588 | 34.30% | $ 178,401 | 24.48% | $ 108,534 | 18.41% | $ 14,164 | 3.34% |
| Commercial | 318,941 | 30.62 | 327,074 | 30.48 | 339,321 | 41.04 | 327,802 | 44.99 | 289,123 | 49.05 | 243,902 | 57.50 |
| One- to four-family residential | 71,529 | 6.87 | 72,592 | 6.77 | 78,032 | 9.44 | 90,898 | 12.48 | 103,128 | 17.49 | 95,246 | 22.45 |
| Home equity and lines of credit | 28,664 | 2.75 | 29,666 | 2.76 | 28,125 | 3.40 | 26,118 | 3.58 | 24,182 | 4.10 | 12,797 | 3.02 |
| Construction and land | 21,916 | 2.10 | 23,460 | 2.19 | 35,054 | 4.24 | 44,548 | 6.11 | 52,158 | 8.85 | 44,850 | 10.57 |
| Commercial and industrial loans | 13,026 | 1.25 | 12,710 | 1.18 | 17,020 | 2.06 | 19,252 | 2.64 | 11,025 | 1.87 | 11,397 | 2.69 |
| Insurance premium finance | 3,669 | 0.35 | 59,096 | 5.51 | 44,517 | 5.39 | 40,382 | 5.54 | — | — | — | — |
| Other loans | 1,241 | 0.12 | 1,496 | 0.14 | 1,062 | 0.13 | 1,299 | 0.18 | 1,339 | 0.23 | 1,842 | 0.43 |
| Purchase credit-impaired (PCI) loans | 86,068 | 8.26 | 88,522 | 8.25 | — | — | — | — | — | — | — | — |
| Total loans | 1,041,737 | 100.00% | 1,072,986 | 100.00% | 826,719 | 100.00% | 728,700 | 100.00% | 589,489 | 100.00% | 424,198 | 100.00% |
| Other items: | | | | | | | | | | | | |
| Deferred loan costs (fees), net | 1,608 | | 1,481 | | 872 | | 569 | | 495 | | 131 | |
| Allowance for loan losses | (27,100) | | (26,836) | | (21,819) | | (15,414) | | (8,778) | | (5,636) | |
| Net loans held-for-investment | $1,016,245 | | $1,047,631 | | $ 805,772 | | $ 713,855 | | $ 581,206 | | $ 418,693 | |

Source: Northfield Bancorp, Inc.'s prospectus.

## EXHIBIT I-10

## Northfield Bancorp, Inc.
## Contractual Maturity by Loan Type

# Exhibit I-10
## Northfield Bancorp, Inc.
## Contractual Maturity by Loan Type

| | Multifamily | | Commercial Real Estate | | One- to Four-Family Residential | | Home Equity and Lines of Credit | | Construction and Land | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Weighted Average Rate | Amount | Weighted Average Rate | Amount | Weighted Average Rate | Amount | Weighted Average Rate | Amount | Weighted Average Rate |
| | | | | | (Dollars in thousands) | | | | | |
| Due during the years ending December 31, | | | | | | | | | | |
| 2012 | $ 1,191 | 6.14% | $ 12,061 | 5.62% | $ 6,958 | 6.74% | $ 963 | 7.10% | $ 10,973 | 7.81% |
| 2013 | 1,798 | 5.51 | 4,803 | 6.21 | 239 | 5.11 | 226 | 5.54 | 683 | 6.96 |
| 2014 | 1,498 | 6.00 | 216 | 6.38 | 364 | 5.93 | 662 | 4.47 | 1,686 | 5.88 |
| 2015 to 2016 | 910 | 5.73 | 3,516 | 5.40 | 1,356 | 6.10 | 802 | 4.47 | 3,241 | 6.17 |
| 2017 to 2021 | 11,100 | 6.06 | 19,302 | 4.97 | 11,491 | 5.23 | 4,337 | 5.16 | — | — |
| 2022 to 2026 | 34,609 | 5.50 | 33,384 | 6.02 | 6,209 | 5.22 | 7,316 | 4.96 | 752 | 6.48 |
| 2027 and beyond | 407,264 | 5.42 | 253,792 | 6.15 | 45,975 | 5.53 | 15,360 | 4.16 | 6,125 | 5.65 |
| Total | $ 458,370 | 5.45% | $ 327,074 | 6.04% | $ 72,592 | 5.58% | $ 29,666 | 4.62% | $ 23,460 | 6.81% |

| | Commercial and Industrial | | Insurance Premium | | Other | | Purchase Credit-Impaired [(1)] | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Weighted Average Rate | Amount | Weighted Average Rate | Amount | Weighted Average Rate | Amount | Weighted Average Rate | Amount | Weighted Average Rate |
| | | | | | (Dollars in thousands) | | | | | |
| Due during the years ending December 31, | | | | | | | | | | |
| 2012 | $ 2,658 | 8.20% | $ 59,082 | 6.67% | $ 1,068 | 7.55% | $ 9,566 | 8.46% | $ 104,520 | 6.70% |
| 2013 | 1,867 | 4.06 | 5 | 8.07 | — | — | 3,504 | 7.48 | 13,125 | 6.19 |
| 2014 | 1,133 | 6.76 | 7 | 4.99 | 5 | 6.00 | 2,714 | 7.29 | 8,285 | 6.42 |
| 2015 to 2016 | 698 | 6.00 | — | — | 5 | 12.00 | 5,179 | 8.23 | 15,707 | 6.58 |
| 2017 to 2021 | 2,084 | 4.38 | 2 | 12.00 | 91 | 5.97 | 22,196 | 7.83 | 70,603 | 6.04 |
| 2022 to 2026 | 3,605 | 6.89 | — | — | — | — | 6,301 | 7.26 | 92,176 | 5.81 |
| 2027 and beyond | 665 | 5.90 | — | — | 327 | 4.27 | 39,062 | 7.44 | 768,570 | 5.78 |
| Total | $ 12,710 | 6.22% | $ 59,096 | 6.67% | $ 1,496 | 6.75% | $ 88,522 | 7.68% | $ 1,072,986 | 5.91% |

(1) Represents estimated accretable yield.

Source: Northfield Bancorp, Inc.'s prospectus.

EXHIBIT I-11

Northfield Bancorp, Inc.
Non-Performing Assets

# Exhibit I-11
# Northfield Bancorp, Inc.
# Non-Performing Assets

| | At March 31, 2012 | At December 31, 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| Non-accrual loans: | | | | | | |
| Real estate loans: | | | | | | |
| Commercial | $ 30,389 | $ 34,659 | $ 46,388 | $ 28,802 | $ 4,416 | $ 4,792 |
| One- to four-family residential | 1,237 | 1,338 | 1,275 | 2,066 | 1,093 | 231 |
| Construction and land | 1,803 | 2,131 | 5,122 | 6,843 | 2,675 | 3,436 |
| Multifamily | 1,700 | 2,175 | 4,863 | 2,118 | 1,131 | — |
| Home equity and lines of credit | 1,764 | 1,766 | 181 | 62 | 100 | 104 |
| Commercial and industrial loans | 1,352 | 1,575 | 1,323 | 1,740 | 86 | 43 |
| Insurance premium loans | 123 | 137 | 129 | — | — | — |
| Other loans | — | — | — | — | 1 | — |
| Total non-accrual loans | 38,368 | 43,781 | 59,281 | 41,631 | 9,502 | 8,606 |
| Loans delinquent 90 days or more and still accruing: | | | | | | |
| Real estate loans: | | | | | | |
| Commercial | 994 | 13 | — | — | — | — |
| One- to four-family residential | — | — | 1,108 | — | — | — |
| Construction and land | — | — | 404 | — | — | 753 |
| Multifamily | 792 | 72 | — | — | 137 | — |
| Home equity and lines of credit | — | — | 59 | — | — | — |
| Commercial and industrial loans | — | — | 38 | 191 | — | 475 |
| Total loans delinquent 90 days or more and still accruing | 1,786 | 85 | 1,609 | 191 | 137 | 1,228 |
| Total non-performing loans | 40,154 | 43,866 | 60,890 | 41,822 | 9,639 | 9,834 |
| Other real estate owned | 2,444 | 3,359 | 171 | 1,938 | 1,071 | — |
| Total non-performing assets | $ 42,598 | $ 47,225 | $ 61,061 | $ 43,760 | $ 10,710 | $ 9,834 |
| Ratios: | | | | | | |
| Non-performing loans to total loans held-for-investment, net | 3.85% | 4.07% | 7.36% | 5.73% | 1.63% | 2.32% |
| Non-performing loans to originated loans held-for-investment | 4.19 | 4.43 | 7.36 | 5.73 | 1.63 | 2.32 |
| Non-performing assets to total assets | 1.77 | 1.99 | 2.72 | 2.19 | 0.61 | 0.71 |
| Total assets | $ 2,405,850 | $ 2,376,918 | $ 2,247,167 | $ 2,002,274 | $ 1,757,761 | $ 1,386,918 |
| Loans held-for-investment, net | $ 1,043,345 | $ 1,074,467 | $ 827,591 | $ 729,269 | $ 589,984 | $ 424,329 |

Source: Northfield Bancorp, Inc.'s prospectus.

**EXHIBIT I-12**

**Northfield Bancorp, Inc.**
**Deposit Composition**

# Exhibit I-12
# Northfield Bancorp, Inc.
# Deposit Composition

| | For the Three Months Ended March 31, 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Percent | Weighted Average Rate | Average Balance | Percent | Weighted Average Rate |
| Non-interest bearing demand.... | $ 160,233 | 10.69% | —% | $ 110,285 | 8.19% | —% |
| NOW ........................................ | 96,108 | 6.41 | 0.66 | 79,662 | 5.91 | 1.07 |
| Money market accounts............ | 433,506 | 28.91 | 0.66 | 277,788 | 20.62 | 0.99 |
| Savings..................................... | 333,198 | 22.22 | 0.27 | 338,122 | 25.10 | 0.32 |
| Certificates of deposit............... | 476,282 | 31.77 | 1.20 | 541,373 | 40.18 | 1.39 |
| Total deposits ........................ | $ 1,499,327 | 100.00% | 0.68% | $ 1,347,230 | 100.00% | 0.91% |

| | For the Year Ended December 31, 2011 | | | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Percent | Weighted Average Rate | Average Balance | Percent | Weighted Average Rate | Average Balance | Percent | Weighted Average Rate |
| Non-interest bearing demand... | $ 131,224 | 9.12% | —% | $ 114,450 | 8.28% | —% | $ 99,950 | 8.50% | —% |
| NOW........................................ | 80,487 | 5.59 | 1.00 | 71,130 | 5.15 | 1.39 | 51,336 | 4.36 | 1.48 |
| Money market accounts ........... | 352,111 | 24.47 | 0.80 | 243,612 | 17.64 | 1.05 | 157,620 | 13.40 | 1.56 |
| Savings..................................... | 308,532 | 21.44 | 0.33 | 361,592 | 26.18 | 0.44 | 357,938 | 30.43 | 0.79 |
| Certificates of deposit ............. | 566,619 | 39.38 | 1.34 | 590,445 | 42.75 | 1.43 | 509,610 | 43.31 | 2.39 |
| Total deposits....................... | $ 1,438,973 | 100.00% | 0.85% | $ 1,381,229 | 100.00% | 0.98% | $ 1,176,454 | 100.00% | 1.55% |

Source: Northfield Bancorp, Inc.'s prospectus.

EXHIBIT I-13

Northfield Bancorp, Inc.
Maturity of Jumbo Time Deposits

Exhibit I-13
Northfield Bancorp, Inc.
Maturity of Jumbo Time Deposits

| | At March 31, 2012 |
|---|---|
| | (In thousands) |
| Three months or less | $ 25,075 |
| Over three months through six months | 26,492 |
| Over six months through one year | 92,876 |
| Over one year to three years | 41,080 |
| Over three years | 28,035 |
| Total | $ 213,558 |

Source: Northfield Bancorp, Inc.'s prospectus.

**EXHIBIT I-14**

**Northfield Bancorp, Inc.**
**Borrowing Activity**

# Exhibit I-14
## Northfield Bancorp, Inc.
### Borrowing Activity

| | At or For the Three Months Ended March 31, | | At or For the Years Ended December 31, | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2011 | 2010 | 2009 |
| | (Dollars in thousands) | | | | |
| Balance at end of period | $ 477,119 | $ 489,365 | $ 481,934 | $ 391,237 | $ 279,424 |
| Average balance during period | $ 482,238 | $ 491,957 | $ 476,413 | $ 330,693 | $ 297,365 |
| Maximum outstanding at any month period | $ 521,816 | $ 524,203 | $ 535,447 | $ 391,237 | $ 345,506 |
| Weighted average interest rate at end of period | 2.71% | 2.67% | 2.64% | 2.97% | 3.63% |
| Average interest rate during period | 2.74% | 2.65% | 2.76% | 3.28% | 3.62% |

Source: Northfield Bancorp, Inc.'s prospectus.

**EXHIBIT II-1**

**Description of Office Properties**

## Exhibit II-1
## Northfield Bancorp, Inc.
## Description of Office Properties

Avenel
1410 St. Georges Ave.
Avenel, New Jersey 07001
3/31/2035

Bay Ridge
8512 Third Ave.
Brooklyn, New York 11209
10/31/2025

Bay Street
385 Bay St.
Staten Island, New York 10301
1/31/2027

Boro Park
4602 13th Avenue
Brooklyn, New York 11219
8/24/2026

Bulls Head
1497 Richmond Ave.
Staten Island, New York 10314
3/31/2037

Castleton Corners
(Northfield Bank main office)
1731 Victory Blvd.
Staten Island, New York 10314

Dyker Heights
1501 86th Street
Brooklyn, New York 11228
2/28/2021

East Brunswick
755 State Highway 18
East Brunswick, New Jersey 08816
6/30/2013

Eltingville
4355 Amboy Rd.
Staten Island, New York 10312
7/5/2018

Forest Avenue Shoppers Town
1481 Forest Ave.
Staten Island, New York 10302
11/1/2016

Grasmere
1158 Hylan Boulevard
Staten Island, New York 10305
1/31/2028

Gravesend
247 Avenue U
Brooklyn, New York 11223
1/31/2026

Greenridge
3227 Richmond Ave.
Staten Island, New York 10312
12/31/2015

Highlawn
283 Kings Highway
Brooklyn, New York 11223
5/7/2025

Linden
501 N. Wood Ave.
Linden, New Jersey 07036
3/1/2029

Milltown
336 Ryders Lane
Milltown, New Jersey 08850
9/30/2040

Monroe Township
1600 Perrineville Rd.
Monroe, New Jersey 08831
3/1/2024

New Dorp Shopping Center
2706 Hylan Blvd.
Staten Island, New York 10306
9/30/2021

Pathmark Shopping Mall
1351 Forest Ave.
Staten Island, New York 10302
10/21/2016

Pleasant Plains
6420 Amboy Rd.
Staten Island, New York 10309
5/31/2032

Prince's Bay
5775 Amboy Rd.
Staten Island, New York 10309

Rahway
1515 Irving St.
Rahway, New Jersey 07065

West Brighton
519 Forest Ave.
Staten Island, New York 10310
6/30/2055

Westfield
828 South Avenue W
Westfield, New Jersey 07090
11/30/2021

Woodbridge
624 Main St.
Woodbridge, New Jersey 07095
9/1/2031

Woodbridge
(corporate headquarters)
581 Main St.
Woodbridge, New Jersey 07095
6/30/2018

Commercial Loan Center
8517 Fourth Ave., 2nd Floor
Brooklyn, New York 11209
9/30/2013

Source: Northfield Bancorp, Inc.'s prospectus.

## EXHIBIT II-2

## Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

| Year/Qtr. Ended | | Prime Rate | 90 Day T-Bill | One Year T-Bill | 10 Year T-Bond |
|---|---|---|---|---|---|
| 2000: | Quarter 1 | 9.00% | 5.88% | 6.28% | 6.03% |
| | Quarter 2 | 9.50% | 5.88% | 6.08% | 6.03% |
| | Quarter 3 | 9.50% | 6.23% | 6.07% | 5.80% |
| | Quarter 4 | 9.50% | 5.89% | 5.32% | 5.12% |
| 2001: | Quarter 1 | 8.00% | 4.30% | 4.09% | 4.93% |
| | Quarter 2 | 6.75% | 3.65% | 3.72% | 5.42% |
| | Quarter 3 | 6.00% | 2.40% | 2.49% | 4.60% |
| | Quarter 4 | 4.75% | 1.74% | 2.17% | 5.07% |
| 2002: | Quarter 1 | 4.75% | 1.79% | 2.70% | 5.42% |
| | Quarter 2 | 4.75% | 1.70% | 2.06% | 4.86% |
| | Quarter 3 | 4.75% | 1.57% | 1.53% | 3.63% |
| | Quarter 4 | 4.25% | 1.22% | 1.32% | 3.83% |
| 2003: | Quarter 1 | 4.25% | 1.14% | 1.19% | 3.83% |
| | Quarter 2 | 4.00% | 0.90% | 1.09% | 3.54% |
| | Quarter 3 | 4.00% | 0.95% | 1.15% | 3.96% |
| | Quarter 4 | 4.00% | 0.95% | 1.26% | 4.27% |
| 2004: | Quarter 1 | 4.00% | 0.95% | 1.20% | 3.86% |
| | Quarter 2 | 4.00% | 1.33% | 2.09% | 4.62% |
| | Quarter 3 | 4.75% | 1.70% | 2.16% | 4.12% |
| | Quarter 4 | 5.25% | 2.22% | 2.75% | 4.24% |
| 2005: | Quarter 1 | 5.75% | 2.80% | 3.43% | 4.51% |
| | Quarter 2 | 6.00% | 3.12% | 3.51% | 3.98% |
| | Quarter 3 | 6.75% | 3.55% | 4.01% | 4.34% |
| | Quarter 4 | 7.25% | 4.08% | 4.38% | 4.39% |
| 2006: | Quarter 1 | 7.75% | 4.63% | 4.82% | 4.86% |
| | Quarter 2 | 8.25% | 5.01% | 5.21% | 5.15% |
| | Quarter 3 | 8.25% | 4.88% | 4.91% | 4.64% |
| | Quarter 4 | 8.25% | 5.02% | 5.00% | 4.71% |
| 2007: | Quarter 1 | 8.25% | 5.04% | 4.90% | 4.65% |
| | Quarter 2 | 8.25% | 4.82% | 4.91% | 5.03% |
| | Quarter 3 | 7.75% | 3.82% | 4.05% | 4.59% |
| | Quarter 4 | 7.25% | 3.36% | 3.34% | 3.91% |
| 2008: | Quarter 1 | 5.25% | 1.38% | 1.55% | 3.45% |
| | Quarter 2 | 5.00% | 1.90% | 2.36% | 3.99% |
| | Quarter 3 | 5.00% | 0.92% | 1.78% | 3.85% |
| | Quarter 4 | 3.25% | 0.11% | 0.37% | 2.25% |
| 2009: | Quarter 1 | 3.25% | 0.21% | 0.57% | 2.71% |
| | Quarter 2 | 3.25% | 0.19% | 0.56% | 3.53% |
| | Quarter 3 | 3.25% | 0.14% | 0.40% | 3.31% |
| | Quarter 4 | 3.25% | 0.06% | 0.47% | 3.85% |
| 2010: | Quarter 1 | 3.25% | 0.16% | 0.41% | 3.84% |
| | Quarter 2 | 3.25% | 0.18% | 0.32% | 2.97% |
| | Quarter 3 | 3.25% | 0.18% | 0.32% | 2.97% |
| | Quarter 4 | 3.25% | 0.12% | 0.29% | 3.30% |
| 2011: | Quarter 1 | 3.25% | 0.09% | 0.30% | 3.47% |
| | Quarter 2 | 3.25% | 0.03% | 0.19% | 3.18% |
| | Quarter 3 | 3.25% | 0.02% | 0.13% | 1.92% |
| | Quarter 4 | 3.25% | 0.02% | 0.12% | 1.89% |
| 2012: | Quarter 1 | 3.25% | 0.07% | 0.19% | 2.23% |
| | As of May 11, 2012 | 3.25% | 0.10% | 0.18% | 1.84% |

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

## EXHIBIT III-1

## General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 11, 2012

| Ticker | Financial Institution | Exchg. | Primary Market | Operating Strat(1) | Total Assets(2) ($Mil) | Offices | Fiscal Year | Conv. Date | Stock Price ($) | Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|---|
| **California Companies** | | | | | | | | | | |
| BOFI | Bofi Holding, Inc. Of CA (3) | NASDAQ | San Diego, CA | Thrift | 2,224 D | 1 | 06-30 | 03/05 | 18.82 | 215 |
| PROV | Provident Fin. Holdings of CA (3) | NASDAQ | Riverside, CA | M.B. | 1,320 | 14 | 06-30 | 06/96 | 10.94 | 120 |
| BANC | First PacTrust Bancorp of CA (3) | NASDAQ | Chula Vista, CA | Thrift | 999 D | 9 | 12-31 | 08/02 | 11.30 | 132 |
| KFFG | Kaiser Federal Fin Group of CA (3) | NASDAQ | Covina, CA | Thrift | 896 D | 9 | 06-30 | 11/10 | 13.94 | 128 |
| BYFC | Broadway Financial Corp. of CA (3) | NASDAQ | Los Angeles, CA | Thrift | 418 D | 5 | 12-31 | 01/96 | 1.37 | 2 |
| **Florida Companies** | | | | | | | | | | |
| BBX | BankAtlantic Bancorp Inc of FL (3) | NYSE | FortLauderdaleFL | M.B. | 3,741 | 101 | 12-31 | 11/83 | 5.13 | 81 |
| **Mid-Atlantic Companies** | | | | | | | | | | |
| HCBK | Hudson City Bancorp, Inc of NJ (3) | NASDAQ | Paramus, NJ | Thrift | 45,356 D | 135 | 12-31 | 06/05 | 6.47 | 3,417 |
| NYB | New York Community Bcrp of NY (3) | NYSE | Westbury, NY | Thrift | 41,558 D | 281 | 12-31 | 11/93 | 12.93 | 5,615 |
| AF | Astoria Financial Corp. of NY (3) | NYSE | Lake Success, NY | Thrift | 17,022 D | 85 | 12-31 | 11/93 | 9.32 | 917 |
| ISBC | Investors Bcrp MHC of NJ(42.5) | NASDAQ | Short Hills, NJ | Thrift | 10,702 D | 83 | 06-30 | 10/05 | 15.26 | 1,708 |
| NWBI | Northwest Bancshares Inc of PA (3) | NASDAQ | Warren, PA | Thrift | 7,958 D | 172 | 06-30 | 12/09 | 12.00 | 1,171 |
| PFS | Provident Fin. Serv. Inc of NJ (3) | NYSE | Jersey City, NJ | Thrift | 7,097 D | 83 | 12-31 | 01/03 | 14.45 | 870 |
| BNCL | Beneficial Mut MHC of PA(43.3) | NASDAQ | Philadelphia, PA | Thrift | 4,596 D | 65 | 12-31 | 07/07 | 8.81 | 707 |
| WSFS | WSFS Financial Corp. of DE (3) | NASDAQ | Wilmington, DE | Div. | 4,289 D | 38 | 12-31 | 11/86 | 38.67 | 337 |
| FFIC | Flushing Fin. Corp. of NY (3) | NASDAQ | Lake Success, NY | Thrift | 4,288 D | 19 | 12-31 | 11/95 | 13.52 | 418 |
| TRST | TrustCo Bank Corp NY of NY (3) | NASDAQ | Glenville, NY | Thrift | 4,243 D | 133 | 12-31 | / | 5.37 | 502 |
| DCOM | Dime Community Bancshars of NY (3) | NASDAQ | Brooklyn, NY | Thrift | 4,021 D | 25 | 12-31 | 06/96 | 13.74 | 483 |
| PBNY | Provident NY Bncrp, Inc. of NY (3) | NASDAQ | Montebello, NY | Thrift | 3,084 D | 37 | 09-30 | 01/04 | 7.84 | 297 |
| KRNY | Kearny Fin Cp MHC of NJ (25.0) | NASDAQ | Fairfield, NJ | Thrift | 2,863 D | 40 | 06-30 | 02/05 | 9.42 | 631 |
| ORIT | Oritani Financial Corp of NJ (3) | NASDAQ | Twnship of WA NJ | Thrift | 2,603 D | 23 | 06-30 | 06/10 | 14.34 | 652 |
| NFBK | Northfield Bcp MHC of NY(41.8) | NASDAQ | Avenel, NY | Thrift | 2,377 D | 19 | 12-31 | 11/07 | 14.07 | 568 |
| OCFC | OceanFirst Fin. Corp of NJ (3) | NASDAQ | Toms River, NJ | Thrift | 2,302 D | 23 | 12-31 | 07/96 | 14.71 | 274 |
| ESBF | ESB Financial Corp. of PA (3) | NASDAQ | Ellwood City, PA | Thrift | 1,965 D | 24 | 12-31 | 06/90 | 13.14 | 192 |
| ROMA | Roma Fin Corp MHC of NJ (25.5) | NASDAQ | Robbinsville, NJ | Thrift | 1,888 D | 27 | 12-31 | 07/06 | 8.91 | 270 |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | NASDAQ | Clifton, NJ | Thrift | 1,117 D | 12 | 03-31 | 03/04 | 10.28 | 269 |
| ESSA | ESSA Bancorp, Inc. of PA (3) | NASDAQ | Stroudsburg, PA | Thrift | 1,097 D | 18 | 09-30 | 04/07 | 10.25 | 122 |
| CBNJ | Cape Bancorp, Inc. of NJ (3) | NASDAQ | Cape My Ct Hs,NJ | Thrift | 1,071 D | 17 | 12-31 | 02/08 | 8.10 | 108 |
| BFED | Beacon Federal Bancorp of NY (3) | NASDAQ | East Syracuse NY | Thrift | 1,027 D | 8 | 12-31 | 10/07 | 13.45 | 83 |
| FXCB | Fox Chase Bancorp, Inc. of PA (3) | NASDAQ | Hatboro, PA | Thrift | 1,016 D | 11 | 12-31 | 06/10 | 13.04 | 166 |
| OSHC | Ocean Shore Holding Co. of NJ (3) | NASDAQ | Ocean City, NJ | Thrift | 995 D | 10 | 12-31 | 12/09 | 12.05 | 87 |
| SVBI | Severn Bancorp, Inc. of MD (3) | NASDAQ | Annapolis, MD | Thrift | 901 D | 4 | 12-31 | / | 3.48 | 35 |
| HARL | Harleysville Svgs Fin Cp of PA (3) | NASDAQ | Harleysville, PA | Thrift | 833 D | 8 | 09-30 | 08/87 | 18.05 | 68 |
| THRD | TF Fin. Corp. of Newtown PA (3) | NASDAQ | Newtown, PA | Thrift | 682 D | 14 | 12-31 | 07/94 | 25.04 | 71 |
| CARV | Carver Bancorp, Inc. of NY (3) | NASDAQ | New York, NY | Thrift | 671 D | 9 | 03-31 | 10/94 | 4.70 | 17 |
| MLVF | Malvern Fed Bncp MHC PA(44.5) | NASDAQ | Paoli, PA | Thrift | 666 D | 9 | 09-30 | 05/08 | 8.23 | 50 |
| ONFC | Oneida Financial Corp. of NY (3) | NASDAQ | Oneida, NY | Thrift | 664 D | 13 | 12-31 | 07/10 | 10.43 | 71 |
| FSBI | Fidelity Bancorp, Inc. of PA (3) | NASDAQ | Pittsburgh, PA | Thrift | 661 D | 13 | 09-30 | 06/88 | 11.00 | 34 |
| COBK | Colonial Financial Serv. of NJ (3) | NASDAQ | Bridgeton, NJ | Thrift | 604 D | 9 | 12-31 | 07/10 | 12.90 | 52 |
| GCBC | Green Co Bcrp MHC of NY (44.4) | NASDAQ | Catskill, NY | Thrift | 560 D | 14 | 06-30 | 12/98 | 18.50 | 77 |
| MGYR | Magyar Bancorp MHC of NJ(44.7) | NASDAQ | NW Brunswick, NJ | Thrift | 526 D | 6 | 09-30 | 01/06 | 4.70 | 27 |
| PBIP | Prudential Bncp MHC PA (25.4) | NASDAQ | Philadelphia, PA | Thrift | 501 D | 7 | 09-30 | 03/05 | 5.37 | 54 |
| NECB | NE Comm Bncrp MHC of NY (43.2) | NASDAQ | White Plains, NY | Thrift | 489 D | 7 | 12-31 | 07/06 | 5.56 | 70 |
| LSBK | Lake Shore Bnp MHC of NY(38.8) | NASDAQ | Dunkirk, NY | Thrift | 489 D | 10 | 12-31 | 04/06 | 10.00 | 59 |
| ALLB | Alliance Bancorp, Inc. of PA (3) | NASDAQ | Broomall, PA | Thrift | 470 D | 9 | 12-31 | 01/11 | 11.75 | 64 |
| PBHC | Pathfinder BC MHC of NY (36.3) | NASDAQ | Oswego, NY | Thrift | 443 D | 14 | 12-31 | 11/95 | 9.05 | 24 |
| STND | Standard Financial Corp. of PA (3) | NASDAQ | Monroeville, PA | Thrift | 437 D | 12 | 09-30 | 10/10 | 16.75 | 57 |
| WSB | WSB Holdings, Inc. of Bowie MD (3) | NASDAQ | Bowie, MD | Thrift | 385 D | 5 | 12-31 | 08/88 | 3.24 | 26 |
| OBAF | OBA Financial Serv. Inc of MD (3) | NASDAQ | Germantown, MD | Thrift | 382 D | 5 | 06-30 | 01/10 | 15.21 | 64 |
| MSBF | MSB Fin Corp MHC of NJ (40.3) | NASDAQ | Millington, NJ | Thrift | 350 D | 5 | 06-30 | 01/07 | 5.75 | 29 |
| FFCO | FedFirst Financial Corp of PA (3) | NASDAQ | Monessen, PA | Thrift | 335 D | 9 | 12-31 | 09/10 | 14.10 | 41 |
| CMSB | CMS Bancorp Inc of W Plains NY (3) | NASDAQ | White Plains, NY | Thrift | 260 D | 6 | 09-30 | 04/07 | 7.20 | 13 |
| WVFC | WVS Financial Corp. of PA (3) | NASDAQ | Pittsburgh, PA | Thrift | 254 D | 6 | 06-30 | 11/93 | 6.95 | 14 |

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 11, 2012

| Ticker | Financial Institution | Exchg. | Primary Market | Operating Strat(1) | Total Assets(2) ($Mil) | Offices | Fiscal Year | Conv. Date | Stock Price ($) | Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|---|
| FBC | Flagstar Bancorp, Inc. of MI (3) | NYSE | Troy, MI | Thrift | 13,733 | 176 | 12-31 | 04/97 | 0.85 | 474 |
| TFSL | TFS Fin Corp MHC of OH (26.4) | NASDAQ | Cleveland, OH | Thrift | 11,059 D | 39 | 09-30 | 04/07 | 9.69 | 2,993 |
| CFFN | Capitol Federal Fin Inc. of KS (3) | NASDAQ | Topeka, KS | Thrift | 9,450 | 47 | 09-30 | 12/10 | 11.93 | 1,972 |
| BKMU | Bank Mutual Corp of WI (3) | NASDAQ | Milwaukee, WI | Thrift | 2,498 D | 80 | 12-31 | 10/03 | 3.60 | 167 |
| FDEF | First Defiance Fin. Corp of OH (3) | NASDAQ | Defiance, OH | Thrift | 2,068 D | 33 | 12-31 | 10/95 | 16.08 | 156 |
| UCFC | United Community Fin. of OH (3) | NASDAQ | Youngstown, OH | Thrift | 2,048 D | 38 | 12-31 | 07/98 | 2.01 | 66 |
| WSBF | Waterstone Fin MHC of WI(26.2) | NASDAQ | Wauwatosa, WI | Thrift | 1,713 D | 10 | 12-31 | 10/05 | 3.47 | 108 |
| BFIN | BankFinancial Corp. of IL (3) | NASDAQ | Burr Ridge, IL | Thrift | 1,564 D | 21 | 12-31 | 06/05 | 7.27 | 153 |
| CASH | Meta Financial Group of IA (3) | NASDAQ | Storm Lake, IA | Thrift | 1,359 D | 12 | 09-30 | 09/93 | 21.32 | 68 |
| PULB | Pulaski Fin Cp of St. Louis MO (3) | NASDAQ | St. Louis, MO | Thrift | 1,332 D | 12 | 09-30 | 12/98 | 7.50 | 85 |
| HFFC | HF Financial Corp. of SD (3) | NASDAQ | Sioux Falls, SD | Thrift | 1,227 D | 33 | 06-30 | 04/92 | 12.30 | 87 |
| NASB | NASB Fin, Inc. of Grandview MO (3) | NASDAQ | Grandview, MO | Thrift | 1,206 D | 9 | 09-30 | 09/85 | 18.14 | 143 |
| CITZ | CFS Bancorp, Inc of Munster IN (3) | NASDAQ | Munster, IN | Thrift | 1,149 D | 22 | 12-31 | 07/98 | 5.60 | 61 |
| HFBC | HopFed Bancorp, Inc. of KY (3) | NASDAQ | Hopkinsville, KY | Thrift | 1,041 D | 18 | 12-31 | 02/98 | 7.50 | 56 |
| PVFC | PVF Capital Corp. of Solon OH (3) | NASDAQ | Solon, OH | R.E. | 795 D | 18 | 06-30 | 12/92 | 2.13 | 55 |
| HMNF | HMN Financial, Inc. of MN (3) | NASDAQ | Rochester, MN | Thrift | 790 D | 15 | 12-31 | 06/94 | 3.37 | 15 |
| CHEV | Cheviot Financial Corp. of OH (3) | NASDAQ | Cincinnati, OH | Thrift | 632 P | 6 | 12-31 | 01/12 | 8.63 | 66 |
| FCLF | First Clover Leaf Fin Cp of IL (3) | NASDAQ | Edwardsville, IL | Thrift | 563 D | 4 | 12-31 | 07/06 | 5.86 | 45 |
| FSFG | First Savings Fin. Grp. of IN (3) | NASDAQ | Clarksville, IN | Thrift | 542 D | 12 | 09-30 | 12/08 | 18.20 | 43 |
| CZWI | Citizens Comm Bncorp Inc of WI (3) | NASDAQ | Eau Claire, WI | Thrift | 531 D | 27 | 09-30 | 11/06 | 6.21 | 32 |
| IROQ | IF Bancorp, Inc. of IL (3) | NASDAQ | Watseka, IL | Thrift | 482 D | 5 | 06-30 | 07/11 | 13.00 | 63 |
| LPSB | LaPorte Bancrp MHC of IN(45.0) | NASDAQ | La Porte, IN | Thrift | 477 D | 8 | 12-31 | 10/07 | 8.80 | 41 |
| UCBA | United Comm Bncp MHC IN (40.7) | NASDAQ | Lawrenceburg, IN | Thrift | 467 D | 9 | 06-30 | 03/06 | 5.77 | 45 |
| FCAP | First Capital, Inc. of IN (3) | NASDAQ | Corydon, IN | Thrift | 439 D | 13 | 12-31 | 01/99 | 20.60 | 57 |
| WAYN | Wayne Savings Bancshares of OH (3) | NASDAQ | Wooster, OH | Thrift | 410 D | 11 | 03-31 | 01/03 | 8.60 | 26 |
| RIVR | River Valley Bancorp of IN (3) | NASDAQ | Madison, IN | Thrift | 407 D | 10 | 12-31 | 12/96 | 16.20 | 25 |
| LSBI | LSB Fin. Corp. of Lafayette IN (3) | NASDAQ | Lafayette, IN | Thrift | 365 D | 5 | 12-31 | 02/95 | 17.50 | 27 |
| JXSB | Jacksonville Bancorp Inc of IL (3) | NASDAQ | Jacksonville, IL | Thrift | 307 D | 7 | 12-31 | 07/10 | 16.70 | 32 |
| WBKC | Wolverine Bancorp, Inc. of MI (3) | NASDAQ | Midland, MI | Thrift | 294 D | 5 | 12-31 | 01/11 | 16.18 | 41 |
| CFBK | Central Federal Corp. of OH (3) | NASDAQ | Fairlawn, OH | Thrift | 251 D | 4 | 12-31 | 12/98 | 3.05 | 3 |
| KFFB | KY Fst Fed Bp MHC of KY (38.9) | NASDAQ | Hazard, KY | Thrift | 236 D | 4 | 06-30 | 03/05 | 8.70 | 67 |
| FFNM | First Fed of N. Michigan of MI (3) | NASDAQ | Alpena, MI | Thrift | 217 D | 8 | 12-31 | 04/05 | 3.50 | 10 |
| FBSI | First Bancshares, Inc. of MO (3) | NASDAQ | Mntn Grove, MO | Thrift | 198 D | 11 | 06-30 | 12/93 | 6.45 | 10 |
| **New England Companies** | | | | | | | | | | |
| PBCT | Peoples United Financial of CT (3) | NASDAQ | Bridgeport, CT | Div. | 27,568 D | 340 | 12-31 | 04/07 | 12.03 | 4,251 |
| BHLB | Berkshire Hills Bancorp of MA (3) | NASDAQ | Pittsfield, MA | Thrift | 3,991 D | 44 | 12-31 | 06/00 | 22.18 | 470 |
| BRKL | Brookline Bancorp, Inc. of MA (3) | NASDAQ | Brookline, MA | Thrift | 3,299 D | 20 | 12-31 | 07/02 | 9.02 | 633 |
| EBSB | Meridian Fn Serv MHC MA (40.8) | NASDAQ | East Boston, MA | Thrift | 1,974 D | 25 | 12-31 | 01/08 | 13.46 | 298 |
| RCKB | Rockville Fin New, Inc. of CT (3) | NASDAQ | Vrn Rockville CT | Thrift | 1,750 D | 22 | 12-31 | 03/11 | 11.47 | 331 |
| UBNK | United Financial Bncrp of MA (3) | NASDAQ | W Springfield MA | Thrift | 1,624 D | 24 | 12-31 | 12/07 | 16.23 | 253 |
| FBNK | First Connecticut Bncorp of CT (3) | NASDAQ | Farmington, CT | Thrift | 1,618 D | 19 | 12-31 | 06/11 | 13.05 | 233 |
| WFD | Westfield Fin. Inc. of MA (3) | NASDAQ | Westfield, MA | Thrift | 1,263 | 11 | 12-31 | 01/07 | 7.19 | 191 |
| HIFS | Hingham Inst. for Sav. of MA (3) | NASDAQ | Hingham, MA | Thrift | 1,127 D | 10 | 12-31 | 12/88 | 56.84 | 121 |
| NHTB | NH Thrift Bancshares of NH (3) | NASDAQ | Newport, NH | Thrift | 1,042 D | 27 | 12-31 | 05/86 | 12.91 | 75 |
| SIFI | SI Financial Group, Inc. of CT (3) | NASDAQ | Willimantic, CT | Thrift | 955 D | 21 | 12-31 | 01/11 | 11.34 | 120 |
| BLMT | BSB Bancorp, Inc. of MA (3) | NASDAQ | Belmont, MA | Thrift | 669 D | 4 | 12-31 | 10/11 | 12.81 | 118 |
| CBNK | Chicopee Bancorp, Inc. of MA (3) | NASDAQ | Chicopee, MA | Thrift | 616 D | 8 | 12-31 | 07/06 | 14.50 | 81 |
| NVSL | Naugatuck Valley Fin Crp of CT (3) | NASDAQ | Naugatuck, CT | Thrift | 573 D | 10 | 12-31 | 06/11 | 7.67 | 54 |
| HBNK | Hampden Bancorp, Inc. of MA (3) | NASDAQ | Springfield, MA | Thrift | 568 D | 9 | 06-30 | 01/07 | 12.98 | 79 |
| PEOP | Peoples Fed Bancshrs Inc of MA (3) | NASDAQ | Brighton, MA | Thrift | 553 D | 6 | 09-30 | 07/10 | 16.59 | 116 |
| CEBK | Central Bncrp of Somerville MA (3) | NASDAQ | Somerville, MA | Thrift | 521 D | 11 | 03-31 | 10/86 | 30.35 | 51 |
| PSBH | PSB Hldgs Inc MHC of CT (42.9) | NASDAQ | Putnam, CT | Thrift | 470 D | 8 | 06-30 | 10/04 | 4.45 | 29 |
| NFSB | Newport Bancorp, Inc. of RI (3) | NASDAQ | Newport, RI | Thrift | 454 D | 6 | 12-31 | 07/06 | 14.19 | 50 |
| WEBK | Wellesley Bancorp, Inc. of MA (3) | NASDAQ | Wellesley, MA | Thrift | 293 P | 2 | 12-31 | 01/12 | 14.80 | 36 |
| MFLR | Mayflower Bancorp, Inc. of MA (3) | NASDAQ | Middleboro, MA | Thrift | 248 D | 8 | 04-30 | 12/87 | 10.24 | 21 |
| **North-West Companies** | | | | | | | | | | |
| WAFD | Washington Federal, Inc. of WA (3) | NASDAQ | Seattle, WA | Thrift | 13,441 | 163 | 09-30 | 11/82 | 17.88 | 1,911 |
| HMST | HomeStreet, Inc. of WA (3) | NASDAQ | Seattle, WA | Undefined | 4,880 P | 21 | 12-31 | / | 34.80 | 249 |
| FFNW | First Fin NW, Inc of Renton WA (3) | NASDAQ | Renton, WA | Thrift | 1,059 D | 1 | 12-31 | 10/07 | 7.84 | 147 |

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 11, 2012

| Ticker | Financial Institution | Exchg. | Primary Market | Operating Strat(1) | Total Assets(2) ($Mil) | Offices | Fiscal Year | Conv. Date | Stock Price ($) | Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|---|
| **North-West Companies (continued)** | | | | | | | | | | |
| RVSB | Riverview Bancorp, Inc. of WA (3) | NASDAQ | Vancouver, WA | Thrift | 862 D | 17 | 03-31 | 10/97 | 1.61 | 36 |
| TSBK | Timberland Bancorp, Inc. of WA (3) | NASDAQ | Hoquiam, WA | Thrift | 736 D | 22 | 09-30 | 01/98 | 4.87 | 34 |
| ANCB | Anchor Bancorp of Aberdeen, WA (3) | NASDAQ | Aberdeen, WA | Thrift | 486 D | 15 | 06-30 | 01/11 | 10.75 | 27 |
| **South-East Companies** | | | | | | | | | | |
| CHFN | Charter Fin Corp MHC GA (38.4) | NASDAQ | West Point, GA | Thrift | 1,117 D | 17 | 09-30 | 09/10 | 9.06 | 166 |
| HBOS | Heritage Fin Group, Inc of GA (3) | NASDAQ | Albany, GA | Thrift | 1,090 D | 16 | 12-31 | 11/10 | 11.38 | 99 |
| FRNK | Franklin Financial Corp. of VA (3) | NASDAQ | Glen Allen, VA | Thrift | 1,081 D | 9 | 09-30 | 04/11 | 15.19 | 217 |
| CSBC | Citizens South Bnkg Corp of NC (3) | NASDAQ | Gastonia, NC | Thrift | 1,080 D | 21 | 12-31 | 10/02 | 5.00 | 58 |
| HBCP | Home Bancorp Inc. Lafayette LA (3) | NASDAQ | Lafayette, LA | Thrift | 964 D | 18 | 12-31 | 10/08 | 17.25 | 134 |
| ASBB | ASB Bancorp, Inc. of NC (3) | NASDAQ | Asheville, MA | Thrift | 791 D | 13 | 12-31 | 10/11 | 14.25 | 80 |
| ACFC | Atlantic Coast Fin. Corp of GA (3) | NASDAQ | Waycross, GA | Thrift | 789 D | 12 | 12-31 | 02/11 | 2.22 | 6 |
| FFBH | First Fed. Bancshares of AR (3) | NASDAQ | Harrison, AR | Thrift | 579 D | 18 | 12-31 | 05/96 | 8.49 | 164 |
| JFBI | Jefferson Bancshares Inc of TN (3) | NASDAQ | Morristown, TN | Thrift | 530 D | 12 | 06-30 | 07/03 | 2.11 | 14 |
| CFFC | Community Fin. Corp. of VA (3) | NASDAQ | Staunton, VA | Thrift | 510 D | 11 | 03-31 | 03/88 | 4.03 | 18 |
| OFED | Oconee Fed Fn Cp MHC SC (35.0) | NASDAQ | Seneca, SC | Thrift | 376 D | 5 | 06-30 | 01/11 | 12.25 | 78 |
| PBSK | Poage Bankshares, Inc. of KY (3) | NASDAQ | Ashland, KY | Thrift | 319 D | 6 | 09-30 | 09/11 | 12.10 | 41 |
| LABC | Louisiana Bancorp, Inc. of LA (3) | NASDAQ | Metairie, LA | Thrift | 313 D | 3 | 12-31 | 07/07 | 16.05 | 52 |
| AFCB | Athens Bancshares, Inc. of TN (3) | NASDAQ | Athens, TN | Thrift | 284 D | 7 | 12-31 | 01/10 | 14.20 | 38 |
| HFBL | Home Federal Bancorp Inc of LA (3) | NASDAQ | Shreveport, LA | Thrift | 252 D | 5 | 06-30 | 12/10 | 15.00 | 46 |
| SIBC | State Investors Bancorp of LA (3) | NASDAQ | Metairie, LA | Thrift | 250 D | 4 | 12-31 | 07/11 | 12.50 | 36 |
| **South-West Companies** | | | | | | | | | | |
| OABC | OmniAmerican Bancorp Inc of TX (3) | NASDAQ | Fort Worth, TX | Thrift | 1,337 D | 16 | 12-31 | 01/10 | 20.31 | 227 |
| SPBC | SP Bancorp, Inc. of Plano, TX (3) | NASDAQ | Plano, TX | Thrift | 272 D | 8 | 12-31 | 11/10 | 12.65 | 22 |
| **Western Companies (Excl CA)** | | | | | | | | | | |
| TBNK | Territorial Bancorp, Inc of HI (3) | NASDAQ | Honolulu, HI | Thrift | 1,535 D | 25 | 12-31 | 07/09 | 21.43 | 236 |
| EBMT | Eagle Bancorp Montanta of MT (3) | NASDAQ | Helena, MT | Thrift | 332 D | 6 | 06-30 | 04/10 | 9.90 | 38 |
| **Other Areas** | | | | | | | | | | |

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 05/11/12

## EXHIBIT III-2

## Public Market Pricing of Mid-Atlantic Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 11, 2012

| | Financial Institution | Market Capitalization Price/ Share(1) ($) | Market Capitalization Market Value ($Mil) | Per Share Data Core 12-Mth EPS(2) ($) | Per Share Data Book Value/ Share ($) | Pricing Ratios(3) P/E (X) | Pricing Ratios(3) P/B (%) | Pricing Ratios(3) P/A (%) | Pricing Ratios(3) P/TB (%) | Pricing Ratios(3) P/CORE (x) | Dividends(4) Amount/ Share ($) | Dividends(4) Yield (%) | Dividends(4) Payout Ratio(5) (%) | Financial Characteristics(6) Total Assets ($Mil) | Financial Characteristics(6) Equity/ Assets (%) | Financial Characteristics(6) Tng Eq/ Assets (%) | Financial Characteristics(6) NPAs/ Assets (%) | Reported ROA (%) | Reported ROE (%) | Core ROA (%) | Core ROE (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | All Public Companies | 11.77 | 269.42 | 0.09 | 13.63 | 20.23 | 86.10 | 10.90 | 92.82 | 20.50 | 0.21 | 1.71 | 24.40 | 2,597 | 12.67 | 12.02 | 3.57 | 0.20 | 1.28 | 0.12 | 0.43 |
| | Special Selection Grouping(8) | 11.48 | 395.49 | 0.42 | 12.52 | 18.64 | 94.66 | 11.33 | 104.56 | 18.85 | 0.25 | 2.10 | 31.87 | 4,046 | 12.43 | 11.58 | 3.25 | 0.40 | 4.14 | 0.41 | 4.23 |
| | Comparable Group | | | | | | | | | | | | | | | | | | | | |
| | Special Comparative Group(8) | | | | | | | | | | | | | | | | | | | | |
| ALLB | Alliance Bancorp, Inc. of PA | 11.75 | 64.32 | 0.22 | 15.16 | NM | 77.51 | 13.70 | 77.51 | NM | 0.20 | 1.70 | NM | 470 | 17.68 | 17.68 | 3.71 | 0.25 | 1.48 | 0.26 | 1.55 |
| AF | Astoria Financial Corp. of NY | 9.32 | 917.48 | 0.66 | 12.71 | 13.71 | 73.33 | 5.39 | 86.06 | 14.12 | 0.16 | 1.72 | 23.53 | 17,022 | 7.35 | 6.33 | 2.96 | 0.39 | 5.30 | 0.37 | 5.14 |
| BFED | Beacon Federal Bancorp of NY | 13.45 | 83.30 | 1.30 | 18.10 | 14.46 | 74.31 | 8.11 | 74.31 | 10.35 | 0.28 | 2.08 | 30.11 | 1,027 | 10.92 | 10.92 | 4.44 | 0.55 | 5.14 | 0.77 | 7.19 |
| BNCL | Beneficial Mut MHC of PA(43.3) | 8.81 | 317.70 | 0.18 | 7.85 | NM | 112.23 | 15.38 | 139.84 | NM | 0.00 | 0.00 | 0.00 | 4,596 | 13.70 | 11.30 | 2.67 | 0.24 | 1.81 | 0.30 | 2.33 |
| CMSB | CMS Bancorp Inc of W Plains NY | 7.20 | 13.41 | -0.11 | 11.89 | NM | 60.56 | 5.16 | 60.56 | NM | 0.00 | 0.00 | NM | 260 | 8.51 | 8.51 | 2.45 | -0.04 | -0.42 | -0.08 | -0.93 |
| CBNJ | Cape Bancorp, Inc. of NJ | 8.10 | 107.84 | 0.76 | 10.94 | 13.50 | 74.04 | 10.07 | 87.85 | 10.66 | 0.00 | 0.00 | 0.00 | 1,071 | 13.60 | 11.71 | 3.99 | 0.75 | 5.63 | 0.95 | 7.13 |
| CARV | Carver Bancorp, Inc. of NY | 4.70 | 17.38 | -5.65 | 4.20 | NM | 111.90 | 2.59 | 111.90 | NM | 0.00 | 0.00 | NM | 671 | 9.38 | 9.38 | 14.07 | -3.09 | NM | -3.00 | NM |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | 10.28 | 98.75 | 0.31 | 7.09 | 32.13 | 144.99 | 24.05 | 144.99 | 33.16 | 0.24 | 2.33 | NM | 1,117 | 16.59 | 16.59 | 0.37 | 0.74 | 4.60 | 0.72 | 4.46 |
| COBK | Colonial Financial Serv. of NJ | 12.90 | 51.52 | 0.79 | 17.95 | 15.54 | 71.87 | 8.53 | 71.87 | 16.33 | 0.00 | 0.00 | 0.00 | 604 | 11.87 | 11.87 | 4.81 | 0.55 | 4.66 | 0.53 | 4.44 |
| DCOM | Dime Community Bancshars of NY | 13.74 | 483.24 | 1.36 | 10.27 | 10.18 | 133.79 | 12.02 | 158.29 | 10.10 | 0.56 | 4.08 | 41.48 | 4,021 | 8.98 | 7.70 | 1.39 | 1.17 | 13.73 | 1.18 | 13.84 |
| ESBF | ESB Financial Corp. of PA | 13.14 | 191.86 | 1.06 | 12.34 | 12.17 | 106.48 | 9.76 | 138.90 | 12.40 | 0.40 | 3.04 | 37.04 | 1,965 | 9.11 | 7.12 | 0.76 | 0.81 | 9.00 | 0.79 | 8.83 |
| ESSA | ESSA Bancorp, Inc. of PA | 10.25 | 121.72 | 0.40 | 13.60 | 23.84 | 75.37 | 11.10 | 76.21 | 25.63 | 0.20 | 1.95 | 46.51 | 1,097 | 14.72 | 14.58 | 2.15 | 0.47 | 3.13 | 0.43 | 2.91 |
| FFCO | FedFirst Financial Corp of PA | 14.10 | 41.06 | 0.23 | 20.18 | NM | 69.87 | 12.25 | 71.36 | NM | 0.12 | 0.85 | 40.00 | 335 | 17.54 | 17.23 | 1.03 | 0.26 | 1.47 | 0.20 | 1.13 |
| FSBI | Fidelity Bancorp, Inc. of PA | 11.00 | 33.75 | 0.44 | 14.52 | 18.64 | 75.76 | 5.11 | 80.53 | 25.00 | 0.08 | 0.73 | 13.56 | 661 | 7.78 | 7.41 | 3.76 | 0.27 | 3.60 | 0.20 | 2.69 |
| FFIC | Flushing Fin. Corp. of NY | 13.52 | 418.04 | 1.17 | 13.48 | 11.86 | 100.30 | 9.75 | 104.56 | 11.56 | 0.52 | 3.85 | 45.61 | 4,288 | 9.72 | 9.36 | 3.20 | 0.82 | 8.70 | 0.84 | 8.93 |
| FXCB | Fox Chase Bancorp, Inc. of PA | 13.04 | 166.31 | 0.34 | 14.76 | 35.24 | 88.35 | 16.37 | 88.35 | 38.35 | 0.16 | 1.23 | 43.24 | 1,016 | 18.53 | 18.53 | 3.37 | 0.44 | 2.34 | 0.41 | 2.15 |
| GCBC | Green Co Bcrp MHC of NY (44.4) | 18.50 | 33.56 | 1.34 | 12.15 | 13.70 | 152.26 | 13.78 | 152.26 | 13.81 | 0.70 | 3.78 | 51.85 | 560 | 9.05 | 9.05 | 1.35 | 1.02 | 11.68 | 1.01 | 11.59 |
| HARL | Harleysville Svgs Fin Cp of PA | 18.05 | 68.07 | 1.65 | 15.39 | 12.28 | 117.28 | 8.17 | 117.28 | 10.94 | 0.80 | 4.43 | 54.42 | 833 | 6.97 | 6.97 | 0.43 | 0.65 | 9.87 | 0.73 | 11.07 |
| HCBK | Hudson City Bancorp, Inc of NJ | 6.47 | 3417.02 | -0.36 | 8.64 | NM | 74.88 | 7.53 | 77.58 | NM | 0.32 | 4.95 | NM | 45,356 | 10.06 | 9.74 | 2.10 | -1.40 | -14.88 | -0.36 | -3.85 |
| ISBC | Investors Bcrp MHC of NJ(42.5) | 15.26 | 763.75 | 0.65 | 8.64 | 21.80 | 176.62 | 15.96 | 181.88 | 23.48 | 0.00 | 0.00 | 0.00 | 10,702 | 9.03 | 8.80 | 1.64 | 0.77 | 8.37 | 0.72 | 7.78 |
| KRNY | Kearny Fin Cp MHC of NJ (25.0) | 9.42 | 168.83 | 0.12 | 7.27 | NM | 129.57 | 22.04 | 167.32 | NM | 0.20 | 2.12 | NM | 2,863 | 17.01 | 13.69 | NA | 0.30 | 1.80 | 0.28 | 1.66 |
| LSBK | Lake Shore Bnp MHC of NY(38.8) | 10.00 | 24.48 | 0.67 | 10.77 | 16.13 | 92.85 | 12.16 | 92.85 | 14.93 | 0.28 | 2.80 | 45.16 | 489 | 13.09 | 13.09 | 0.56 | 0.76 | 6.18 | 0.82 | 6.67 |
| MSBF | MSB Fin Corp MHC of NJ (40.3) | 5.75 | 12.28 | 0.14 | 8.00 | NM | 71.88 | 8.36 | 71.88 | NM | 0.12 | 2.09 | NM | 350 | 11.63 | 11.63 | 7.94 | 0.20 | 1.75 | 0.20 | 1.75 |
| MGYR | Magyar Bancorp MHC of NJ(44.7) | 4.70 | 12.14 | -0.13 | 7.68 | NM | 61.20 | 5.19 | 61.20 | NM | 0.00 | 0.00 | NM | 526 | 8.47 | 8.47 | 9.45 | -0.07 | -0.79 | -0.14 | -1.70 |
| MLVF | Malvern Fed Bncp MHC PA(44.5) | 8.23 | 22.38 | -0.72 | 10.10 | NM | 81.49 | 7.54 | 81.49 | NM | 0.12 | 1.46 | NM | 666 | 9.25 | 9.25 | 3.80 | -0.62 | -6.75 | -0.65 | -7.15 |
| NECB | NE Comm Bncrp MHC of NY (43.2) | 5.56 | 33.09 | 0.19 | 8.47 | 29.26 | 65.64 | 14.37 | 66.75 | 29.26 | 0.12 | 2.16 | 63.16 | 489 | 21.89 | 21.61 | 7.17 | 0.52 | 2.23 | 0.52 | 2.23 |
| NYB | New York Community Bcrp of NY | 12.93 | 5614.92 | 0.96 | 12.67 | 11.86 | 102.05 | 13.51 | 184.45 | 13.47 | 1.00 | 7.73 | NM | 41,558 | 13.24 | 7.79 | 1.39 | 1.16 | 8.62 | 1.02 | 7.59 |
| NFBK | Northfield Bcp MHC of NY(41.8) | 14.07 | 268.47 | 0.48 | 9.47 | 33.50 | 148.57 | 23.91 | 155.13 | 29.31 | 0.24 | 1.71 | 57.14 | 2,377 | 16.09 | 15.52 | 2.81 | 0.73 | 4.32 | 0.83 | 4.94 |
| NWBI | Northwest Bancshares Inc of PA | 12.00 | 1171.12 | 0.66 | 11.83 | 18.18 | 101.44 | 14.72 | 119.40 | 18.18 | 0.48 | 4.00 | 72.73 | 7,958 | 14.51 | 12.60 | 2.63 | 0.80 | 5.24 | 0.80 | 5.24 |
| OBAF | OBA Financial Serv. Inc of MD | 15.21 | 63.53 | 0.13 | 18.18 | NM | 83.66 | 16.63 | 83.66 | NM | 0.00 | 0.00 | 0.00 | 382 | 19.88 | 19.88 | 2.39 | 0.13 | 0.63 | 0.14 | 0.69 |
| OSHC | Ocean Shore Holding Co. of NJ | 12.05 | 86.90 | 0.78 | 14.52 | 17.21 | 82.99 | 8.74 | 88.02 | 15.45 | 0.24 | 1.99 | 34.29 | 995 | 10.53 | 9.98 | 0.54 | 0.55 | 4.92 | 0.61 | 5.48 |
| OCFC | OceanFirst Fin. Corp of NJ | 14.71 | 273.52 | 1.01 | 11.66 | 13.13 | 126.16 | 11.88 | 126.16 | 14.56 | 0.48 | 3.26 | 42.86 | 2,302 | 9.42 | 9.42 | 2.76 | 0.92 | 9.89 | 0.83 | 8.91 |
| ONFC | Oneida Financial Corp. of NY | 10.43 | 71.29 | 0.81 | 12.86 | 11.99 | 81.10 | 10.74 | 113.25 | 12.88 | 0.48 | 4.60 | 55.17 | 664 | 13.25 | 9.87 | 0.78 | 0.89 | 6.75 | 0.83 | 6.28 |
| ORIT | Oritani Financial Corp of NJ | 14.34 | 651.78 | 0.65 | 11.15 | 22.41 | 128.61 | 25.04 | 128.61 | 22.06 | 0.60 | 4.18 | NM | 2,603 | 19.47 | 19.47 | 0.87 | 1.12 | 4.90 | 1.14 | 4.98 |
| PBHC | Pathfinder BC MHC of NY (36.3) | 9.05 | 8.16 | 0.49 | 9.49 | 13.31 | 95.36 | 5.35 | 112.84 | 18.47 | 0.12 | 1.33 | 17.65 | 443 | 8.54 | 7.74 | 1.40 | 0.42 | 5.19 | 0.31 | 3.74 |
| PFS | Provident Fin. Serv. Inc of NJ | 14.45 | 869.64 | 0.93 | 15.83 | 15.21 | 91.28 | 12.25 | 146.55 | 15.54 | 0.52 | 3.60 | 54.74 | 7,097 | 13.42 | 8.81 | 2.45 | 0.83 | 6.10 | 0.81 | 5.97 |
| PBNY | Provident NY Bncrp, Inc. of NY | 7.84 | 297.13 | 0.20 | 11.55 | 28.00 | 67.88 | 9.63 | 109.04 | 39.20 | 0.24 | 3.06 | NM | 3,084 | 14.19 | 9.34 | 2.05 | 0.35 | 2.48 | 0.25 | 1.77 |
| PBIP | Prudential Bncp MHC PA (25.4) | 5.37 | 16.28 | 0.09 | 5.79 | NM | 92.75 | 10.75 | 92.75 | NM | 0.00 | 0.00 | 0.00 | 501 | 11.59 | 11.59 | 3.18 | 0.12 | 1.07 | 0.18 | 1.61 |
| ROMA | Roma Fin Corp MHC of NJ (25.5) | 8.91 | 74.15 | 0.22 | 7.13 | 38.74 | 124.96 | 14.31 | 126.03 | NM | 0.32 | 3.59 | NM | 1,888 | 11.55 | 11.46 | NA | 0.37 | 3.23 | 0.36 | 3.09 |
| SVBI | Severn Bancorp, Inc. of MD | 3.48 | 35.03 | -0.10 | 7.80 | NM | 44.62 | 3.89 | 44.85 | NM | 0.00 | 0.00 | NM | 901 | 11.76 | 11.73 | 12.71 | -0.05 | -0.48 | -0.11 | -0.95 |
| STND | Standard Financial Corp. of PA | 16.75 | 57.18 | 0.93 | 22.96 | 17.63 | 72.95 | 13.08 | 82.92 | 18.01 | 0.18 | 1.07 | 18.95 | 437 | 17.92 | 16.12 | 1.24 | 0.74 | 4.21 | 0.73 | 4.13 |
| THRD | TF Fin. Corp. of Newtown PA | 25.04 | 70.96 | 1.09 | 27.31 | 18.01 | 91.69 | 10.41 | 97.09 | 22.97 | 0.20 | 0.80 | 14.39 | 682 | 11.35 | 10.79 | NA | 0.57 | 5.21 | 0.45 | 4.09 |
| TRST | TrustCo Bank Corp NY of NY | 5.37 | 502.36 | 0.34 | 3.62 | 15.34 | 148.34 | 11.84 | 148.75 | 15.79 | 0.26 | 4.84 | 74.29 | 4,243 | 7.98 | 7.96 | 1.27 | 0.80 | 11.22 | 0.78 | 10.90 |
| WSB | WSB Holdings, Inc. of Bowie MD | 3.24 | 25.90 | -0.02 | 6.79 | 20.25 | 47.72 | 6.73 | 47.72 | NM | 0.00 | 0.00 | 0.00 | 385 | 14.10 | 14.10 | 9.11 | 0.33 | 2.41 | -0.04 | -0.30 |
| WSFS | WSFS Financial Corp. of DE | 38.67 | 336.62 | 1.95 | 39.03 | 16.89 | 99.08 | 7.85 | 110.17 | 19.83 | 0.48 | 1.24 | 20.96 | 4,289 | 9.14 | 8.41 | 2.09 | 0.49 | 5.26 | 0.41 | 4.48 |
| WVFC | WVS Financial Corp. of PA | 6.95 | 14.30 | 0.80 | 14.28 | 9.14 | 48.67 | 5.64 | 48.67 | 8.69 | 0.16 | 2.30 | 21.05 | 254 | 11.59 | 11.59 | 0.67 | 0.64 | 5.44 | 0.67 | 5.73 |

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-Atlantic Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

## EXHIBIT III-3

## Public Market Pricing of New England Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of May 11, 2012

| | Financial Institution | Market Capitalization: Price/ Share(1) ($) | Market Capitalization: Market Value ($Mil) | Per Share Data: Core 12-Mth EPS(2) ($) | Per Share Data: Book Value/ Share ($) | Pricing Ratios(3): P/E (x) | Pricing Ratios(3): P/B (%) | Pricing Ratios(3): P/A (%) | Pricing Ratios(3): P/TB (%) | Pricing Ratios(3): P/CORE (x) | Dividends(4): Amount/ Share ($) | Dividends(4): Yield (%) | Dividends(4): Payout Ratio(5) (%) | Financial Characteristics(6): Total Assets ($Mil) | Financial Characteristics(6): Equity/ Assets (%) | Financial Characteristics(6): Tng Eq/ Assets (%) | Financial Characteristics(6): NPAs/ Assets (%) | Reported ROA (%) | Reported ROE (%) | Core ROA (%) | Core ROE (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | All Public Companies | 11.77 | 269.42 | 0.09 | 13.63 | 20.23 | 86.10 | 10.90 | 92.82 | 20.50 | 0.21 | 1.71 | 24.40 | 2,597 | 12.67 | 12.02 | 3.57 | 0.20 | 1.28 | 0.12 | 3.43 |
| | Special Selection Grouping(8) | 15.44 | 353.49 | 0.64 | 15.06 | 23.41 | 98.27 | 13.27 | 108.40 | 22.78 | 0.25 | 1.81 | 25.04 | 2,437 | 13.37 | 12.45 | 1.77 | 0.44 | 3.51 | 0.46 | 3.62 |
| | Comparable Group | | | | | | | | | | | | | | | | | | | | |
| | Special Comparative Group(8) | | | | | | | | | | | | | | | | | | | | |
| BLMT | BSB Bancorp, Inc. of MA | 12.81 | 117.51 | -0.02 | 14.34 | NM | 89.33 | 17.56 | 89.33 | NM | 0.00 | 0.00 | NM | 669 | 19.66 | 19.66 | 0.59 | -0.24 | -1.85 | -0.03 | -0.21 |
| BHLB | Berkshire Hills Bancorp of MA | 22.18 | 470.02 | 1.47 | 26.11 | 26.72 | 84.95 | 11.78 | 142.45 | 15.09 | 0.68 | 3.07 | NM | 3,991 | 13.86 | 8.76 | 0.75 | 0.52 | 3.79 | 0.91 | 6.71 |
| BRKL | Brookline Bancorp, Inc. of MA | 9.02 | 633.31 | 0.42 | 7.17 | 22.00 | 125.80 | 19.20 | 139.84 | 21.48 | 0.34 | 3.77 | NM | 3,299 | 15.36 | 14.03 | 0.60 | 0.94 | 5.73 | 0.96 | 5.87 |
| CEBK | Central Bncrp of Somerville MA | 30.35 | 51.02 | -0.29 | 20.72 | NM | 146.48 | 9.79 | 156.44 | NM | 0.20 | 0.66 | NM | 521 | 8.59 | 8.20 | 2.82 | 0.03 | 0.33 | -0.10 | -1.05 |
| CBNK | Chicopee Bancorp, Inc. of MA | 14.50 | 81.32 | 0.17 | 16.19 | NM | 89.56 | 13.19 | 89.56 | NM | 0.00 | 0.00 | 0.00 | 616 | 14.73 | 14.73 | 1.15 | 0.19 | 1.23 | 0.16 | 1.05 |
| FBNK | First Connecticut Bncorp of CT | 13.05 | 233.33 | 0.00 | 14.09 | NM | 92.62 | 14.42 | 92.62 | NM | 0.12 | 0.92 | NM | 1,618 | 15.57 | 15.57 | 2.25 | -0.26 | -1.89 | 0.00 | 0.00 |
| HBNK | Hampden Bancorp, Inc. of MA | 12.98 | 78.98 | 0.22 | 14.19 | NM | 91.47 | 13.90 | 91.47 | NM | 0.16 | 1.23 | 64.00 | 568 | 15.20 | 15.20 | 3.19 | 0.27 | 1.66 | 0.23 | 1.46 |
| HIFS | Hingham Inst. for Sav. of MA | 56.84 | 120.84 | 5.67 | 38.69 | 10.02 | 146.91 | 10.72 | 146.91 | 10.02 | 1.00 | 1.76 | 17.64 | 1,127 | 7.30 | 7.30 | 1.12 | 1.13 | 15.54 | 1.13 | 15.54 |
| MFLR | Mayflower Bancorp, Inc. of MA | 10.24 | 21.13 | 0.43 | 10.62 | 16.52 | 96.42 | 8.53 | 96.42 | 23.81 | 0.24 | 2.34 | 38.71 | 248 | 8.84 | 8.84 | NA | 0.52 | 5.97 | 0.36 | 4.14 |
| EBSB | Meridian Fn Serv MHC MA (40.8) | 13.46 | 127.21 | 0.31 | 9.93 | 24.93 | 135.55 | 15.10 | 144.58 | NM | 0.00 | 0.00 | 0.00 | 1,974 | 11.14 | 10.52 | 2.93 | 0.62 | 5.48 | 0.36 | 3.15 |
| NHTB | NH Thrift Bancshares of NH | 12.91 | 75.33 | 0.73 | 15.19 | 10.85 | 84.99 | 7.23 | 129.23 | 17.68 | 0.52 | 4.03 | 43.70 | 1,042 | 10.43 | 7.74 | 1.22 | 0.68 | 6.97 | 0.42 | 4.27 |
| NVSL | Naugatuck Valley Fin Crp of CT | 7.67 | 53.71 | 0.20 | 11.84 | 21.91 | 64.78 | 9.38 | 64.84 | 38.35 | 0.12 | 1.56 | 34.29 | 573 | 14.48 | 14.47 | 4.66 | 0.43 | 3.48 | 0.24 | 1.99 |
| NFSB | Newport Bancorp, Inc. of RI | 14.19 | 49.75 | 0.41 | 14.73 | 34.61 | 96.33 | 10.96 | 96.33 | 34.61 | 0.00 | 0.00 | 0.00 | 454 | 11.38 | 11.38 | 0.42 | 0.32 | 2.83 | 0.32 | 2.83 |
| PSBH | PSB Hldgs Inc MHC of CT (42.9) | 4.45 | 12.46 | 0.51 | 6.98 | 23.42 | 63.75 | 6.19 | 75.68 | 8.73 | 0.16 | 3.60 | NM | 470 | 9.70 | 8.30 | 3.00 | 0.26 | 2.69 | 0.70 | 7.22 |
| PEOP | Peoples Fed Bancshrs Inc of MA | 16.59 | 115.55 | 0.41 | 16.45 | 39.50 | 100.85 | 20.91 | 100.85 | NM | 0.00 | 0.00 | 0.00 | 553 | 20.73 | 20.73 | 1.66 | 0.54 | 2.52 | 0.53 | 2.46 |
| PBCT | Peoples United Financial of CT | 12.03 | 4250.80 | 0.60 | 14.79 | 21.48 | 81.34 | 15.42 | 139.40 | 20.05 | 0.64 | 5.32 | NM | 27,568 | 18.96 | 12.01 | 2.48 | 0.76 | 3.79 | 0.81 | 4.06 |
| RCKB | Rockville Fin New, Inc. of CT | 11.47 | 331.12 | 0.38 | 11.55 | NM | 99.31 | 18.92 | 99.65 | 30.18 | 0.36 | 3.14 | NM | 1,750 | 19.05 | 19.00 | 0.81 | 0.41 | 2.40 | 0.62 | 3.65 |
| SIFI | SI Financial Group, Inc. of CT | 11.34 | 119.93 | 0.21 | 12.34 | NM | 91.90 | 12.56 | 94.90 | NM | 0.12 | 1.06 | 52.17 | 955 | 13.67 | 13.29 | 1.89 | 0.26 | 2.02 | 0.24 | 1.85 |
| UBNK | United Financial Bncrp of MA | 16.23 | 253.16 | 0.71 | 14.58 | 22.54 | 111.32 | 15.59 | 115.68 | 22.86 | 0.36 | 2.22 | 50.00 | 1,624 | 14.01 | 13.55 | 0.87 | 0.70 | 4.98 | 0.69 | 4.91 |
| WEBK | Wellesley Bancorp, Inc. of MA | 14.80 | 35.62 | 0.78 | 17.04 | 18.97 | 86.85 | 12.15 | 86.85 | 18.97 | 0.00 | 0.00 | 0.00 | 293 | 0.00 | 0.00 | 1.40 | 0.64 | NM | 0.64 | NM |
| WFD | Westfield Fin. Inc. of MA | 7.19 | 191.27 | 0.21 | 8.64 | 34.24 | 83.22 | 15.15 | 83.31 | 34.24 | 0.24 | 3.34 | NM | 1,263 | 18.20 | 18.18 | 1.50 | 0.45 | 2.47 | 0.45 | 2.47 |

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes New England Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

## EXHIBIT III-4

## Peer Group Market Area Comparative Analysis

## Exhibit III-4
## Peer Group Market Area Comparative Analysis

| Institution | County | Population 2010 (000) | Population 2011 (000) | Proj. Pop. 2015 (000) | 2010-2011 % Change | 2011-2016 % Change | Per Capita Income 2011 Amount | Per Capita Income % State Average | Deposit Market Share(1) |
|---|---|---|---|---|---|---|---|---|---|
| Oritani Financial Corp. - NJ | Bergen | 905 | 906 | 912 | 0.0% | 0.1% | 39,737 | 117.8% | 3.1% |
| Cape Bancorp, Inc. - NJ | Cape May | 97 | 98 | 97 | 0.4% | -0.1% | 30,079 | 89.2% | 13.9% |
| United Financial Bancorp - MA | Hampden | 463 | 464 | 466 | 0.0% | 0.1% | 25,402 | 75.8% | 12.1% |
| Westfield Finanical - MA | Hampden | 463 | 464 | 466 | 0.0% | 0.1% | 25,402 | 75.8% | 8.9% |
| ESSA Bancorp, Inc. - PA | Monroe | 170 | 171 | 174 | 0.5% | 0.4% | 25,394 | 94.8% | 28.6% |
| Fox Chase Bancorp, Inc. - PA | Montgomery | 800 | 802 | 821 | 0.3% | 0.5% | 37,749 | 140.9% | 1.0% |
| Flushing Financial Corp. - NY | Nassau | 1,340 | 1,341 | 1,347 | 0.1% | 0.1% | 39,879 | 133.3% | 2.5% |
| Brookline Bancorp, Inc. - MA | Norfolk | 577 | 579 | 601 | 0.3% | 0.8% | 29,156 | 86.4% | 5.3% |
| OceanFirst Fin. Corp. - NJ | Ocean | 577 | 579 | 601 | 0.3% | 0.8% | 29,156 | 86.4% | 10.7% |
| Provident NY Bancorp - NY | Rockland | 312 | 313 | 324 | 0.5% | 0.6% | 35,550 | 118.8% | 15.9% |
| Rockville Financial Inc. - CT | Tolland | 153 | 153 | 157 | 0.3% | 0.5% | 34,592 | 98.8% | 28.7% |
| | **Averages:** | **532** | **534** | **542** | **0.2%** | **0.4%** | **32,009** | **101.6%** | **11.9%** |
| | **Medians:** | **463** | **464** | **466** | **0.3%** | **0.4%** | **30,079** | **94.8%** | **10.7%** |
| **Northfield Bancorp - NY** | **Richmond** | **469** | **470** | **478** | **0.2%** | **0.4%** | **31,865** | **106.5%** | **10.6%** |

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2011.

Sources: SNL Financial LC, FDIC.

**EXHIBIT IV-1**

**Stock Prices:**
**As of May 11, 2012**

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 11, 2012

| Financial Institution | Market Capitalization: Price/ Share(1) ($) | Shares Outst- anding (000) | Market Capital- ization(9) ($Mil) | Price Change Data: 52 Week (1) High ($) | 52 Week (1) Low ($) | Last Week ($) | % Change From Last Week (%) | 52 Wks Ago(2) (%) | MostRcnt YrEnd(2) (%) | Current Per Share Financials: Trailing 12 Mo. EPS(3) ($) | 12 Mo. Core EPS(3) ($) | Book Value/ Share ($) | Tangible Book Value/ Share(4) ($) | Assets/ Share ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Market Averages. All Public Companies(no MHC)** | | | | | | | | | | | | | | |
| All Public Companies(109) | 12.34 | 32,567 | 299.3 | 13.79 | 9.36 | 12.21 | 1.58 | 2.88 | 13.77 | 0.17 | 0.06 | 14.74 | 13.88 | 137.39 |
| NYSE Traded Companies(5) | 9.39 | 287,503 | 1,968.9 | 12.00 | 7.07 | 9.37 | -2.07 | -23.56 | 22.22 | 0.66 | 0.49 | 10.71 | 7.33 | 102.80 |
| NASDAQ Listed OTC Companies(104) | 12.46 | 22,667 | 234.4 | 13.86 | 9.45 | 12.32 | 1.72 | 3.91 | 13.44 | 0.15 | 0.05 | 14.90 | 14.13 | 138.73 |
| California Companies(5) | 11.27 | 9,004 | 119.5 | 12.85 | 8.11 | 11.11 | -0.26 | 1.27 | 8.00 | -0.48 | -0.93 | 12.28 | 12.20 | 147.52 |
| Mid-Atlantic Companies(32) | 12.32 | 50,531 | 510.6 | 14.33 | 9.67 | 12.29 | 0.14 | -4.82 | 5.80 | 0.47 | 0.48 | 14.26 | 12.98 | 132.06 |
| Mid-West Companies(28) | 10.01 | 34,162 | 144.1 | 11.29 | 7.34 | 9.82 | 3.61 | 6.39 | 23.10 | -0.19 | -0.42 | 13.59 | 12.88 | 142.15 |
| New England Companies(19) | 16.13 | 31,407 | 383.4 | 17.03 | 12.39 | 15.93 | 1.64 | 11.02 | 15.37 | 0.67 | 0.67 | 15.75 | 14.44 | 133.36 |
| North-West Companies(6) | 12.96 | 27,484 | 400.9 | 13.86 | 7.92 | 12.85 | 0.10 | -5.46 | 17.40 | -0.74 | -0.77 | 18.53 | 17.80 | 199.47 |
| South-East Companies(14) | 10.87 | 5,901 | 64.4 | 12.54 | 8.58 | 10.71 | 2.07 | 4.51 | 11.03 | -0.02 | -0.14 | 15.25 | 15.14 | 117.18 |
| South-West Companies(2) | 16.48 | 6,456 | 124.5 | 16.69 | 11.46 | 16.03 | 3.45 | 24.22 | 26.15 | 0.45 | 0.08 | 18.49 | 18.49 | 138.83 |
| Western Companies (Excl CA)(2) | 15.67 | 7,443 | 137.1 | 16.59 | 14.05 | 15.66 | -0.37 | -3.12 | 4.51 | 0.81 | 0.70 | 16.56 | 16.55 | 112.53 |
| Thrift Strategy(103) | 11.98 | 30,184 | 264.8 | 13.41 | 9.12 | 11.84 | 1.64 | 2.98 | 14.03 | 0.15 | 0.07 | 14.31 | 13.51 | 130.37 |
| Mortgage Banker Strategy(2) | 10.94 | 11,014 | 120.5 | 11.01 | 6.90 | 10.85 | 0.83 | 36.24 | 17.38 | 1.00 | -0.67 | 13.04 | 13.03 | 119.84 |
| Real Estate Strategy(1) | 2.13 | 25,745 | 54.8 | 2.39 | 1.25 | 2.13 | 0.00 | 9.23 | 44.90 | -0.31 | -0.57 | 2.68 | 2.68 | 30.87 |
| Diversified Strategy(2) | 25.35 | 181,028 | 2,293.7 | 29.24 | 20.20 | 25.61 | -1.10 | -10.24 | 0.58 | 1.43 | 1.28 | 26.91 | 21.87 | 285.37 |
| Companies Issuing Dividends(68) | 13.51 | 39,408 | 432.2 | 15.00 | 10.44 | 13.43 | 0.52 | 3.15 | 11.02 | 0.53 | 0.44 | 15.06 | 13.80 | 138.11 |
| Companies Without Dividends(41) | 10.39 | 21,109 | 76.7 | 11.75 | 7.55 | 10.16 | 3.35 | 2.44 | 18.37 | -0.44 | -0.57 | 14.21 | 14.01 | 136.17 |
| Equity/Assets <6%(6) | 2.94 | 2,664 | 8.6 | 8.38 | 1.31 | 2.76 | 9.56 | -41.12 | -1.10 | -5.18 | -5.55 | 7.25 | 7.23 | 240.75 |
| Equity/Assets 6-12%(51) | 12.60 | 34,194 | 193.8 | 13.97 | 9.15 | 12.47 | 1.42 | 2.36 | 16.34 | 0.46 | 0.37 | 14.85 | 14.07 | 169.72 |
| Equity/Assets >12%(52) | 13.00 | 33,878 | 428.6 | 14.13 | 10.33 | 12.86 | 0.97 | 7.61 | 12.73 | 0.39 | 0.31 | 15.35 | 14.33 | 96.35 |
| Actively Traded Companies(3) | 35.02 | 36,892 | 694.2 | 36.27 | 24.64 | 34.98 | 0.42 | 29.23 | 41.57 | 2.27 | 2.12 | 25.75 | 24.51 | 322.05 |
| Market Value Below $20 Million(12) | 4.60 | 2,895 | 12.0 | 7.86 | 3.17 | 4.48 | 4.94 | -19.67 | 4.60 | -2.26 | -2.46 | 9.08 | 9.04 | 165.55 |
| Holding Company Structure(100) | 11.66 | 34,935 | 316.5 | 13.14 | 8.84 | 11.55 | 1.52 | 1.78 | 13.48 | 0.10 | 0.00 | 14.14 | 13.20 | 129.82 |
| Assets Over $1 Billion(49) | 13.75 | 66,280 | 607.3 | 15.10 | 10.29 | 13.60 | 1.30 | 3.00 | 13.51 | 0.55 | 0.47 | 14.83 | 13.45 | 142.04 |
| Assets $500 Million-$1 Billion(31) | 10.66 | 7,296 | 63.0 | 12.28 | 7.92 | 10.58 | 1.48 | 0.65 | 13.65 | -0.12 | -0.21 | 13.54 | 12.93 | 131.96 |
| Assets $250-$500 Million(25) | 12.32 | 2,999 | 36.2 | 13.81 | 9.83 | 12.17 | 2.17 | 3.67 | 12.80 | -0.16 | -0.33 | 16.50 | 16.20 | 140.58 |
| Assets less than $250 Million(4) | 8.17 | 2,352 | 19.4 | 9.17 | 5.98 | 7.95 | 1.94 | 13.28 | 23.92 | -0.25 | -0.31 | 11.66 | 11.62 | 102.24 |
| Goodwill Companies(67) | 11.54 | 48,721 | 429.6 | 13.05 | 8.72 | 11.46 | 1.68 | -0.74 | 13.00 | 0.25 | 0.13 | 13.95 | 12.54 | 134.13 |
| Non-Goodwill Companies(41) | 13.07 | 7,578 | 93.9 | 14.42 | 10.04 | 12.87 | 1.39 | 9.21 | 15.85 | 0.06 | -0.01 | 15.18 | 15.18 | 129.29 |
| Acquirors of FSLIC Cases(1) | 17.88 | 106,868 | 1,910.8 | 18.42 | 12.15 | 17.65 | 1.30 | 16.33 | 27.81 | 1.04 | 0.99 | 17.84 | 15.45 | 125.77 |

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 11, 2012

| Financial Institution | Market Capitalization: Price/ Share(1) ($) | Market Capitalization: Shares Outst-anding (000) | Market Capitalization: Market Capital-ization(9) ($Mil) | Price Change Data: 52 Week (1) High ($) | Price Change Data: 52 Week (1) Low ($) | Price Change Data: Last Week ($) | % Change From: Last Week (%) | % Change From: 52 Wks Ago(2) (%) | % Change From: MostRcnt YrEnd(2) (%) | Current Per Share Financials: Trailing 12 Mo. EPS(3) ($) | 12 Mo. Core EPS(3) ($) | Book Value/ Share ($) | Tangible Book Value/ Share(4) ($) | Assets/ Share ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Market Averages. MHC Institutions** | | | | | | | | | | | | | | |
| All Public Companies(23) | 9.11 | 35,746 | 130.6 | 10.22 | 7.47 | 9.00 | 1.25 | -2.94 | 13.29 | 0.27 | 0.23 | 8.47 | 7.95 | 72.46 |
| NASDAQ Listed OTC Companies(23) | 9.11 | 35,746 | 130.6 | 10.22 | 7.47 | 9.00 | 1.25 | -2.94 | 13.29 | 0.27 | 0.23 | 8.47 | 7.95 | 72.46 |
| Mid-Atlantic Companies(14) | 9.57 | 29,168 | 132.4 | 10.81 | 7.89 | 9.48 | 0.49 | -1.84 | 14.13 | 0.30 | 0.29 | 8.56 | 8.17 | 78.75 |
| Mid-West Companies(5) | 7.29 | 72,081 | 175.8 | 8.08 | 5.63 | 7.11 | 3.80 | -2.11 | 20.17 | 0.16 | -0.06 | 7.54 | 6.68 | 56.62 |
| New England Companies(2) | 8.96 | 14,337 | 69.8 | 9.77 | 7.36 | 8.85 | -0.39 | -6.45 | 3.50 | 0.37 | 0.41 | 8.46 | 7.60 | 80.55 |
| South-East Companies(2) | 10.66 | 12,360 | 65.5 | 11.88 | 9.25 | 10.46 | 1.86 | -9.20 | -0.04 | 0.28 | 0.38 | 10.14 | 9.97 | 60.00 |
| Thrift Strategy(23) | 9.11 | 35,746 | 130.6 | 10.22 | 7.47 | 9.00 | 1.25 | -2.94 | 13.29 | 0.27 | 0.23 | 8.47 | 7.95 | 72.46 |
| Companies Issuing Dividends(16) | 9.30 | 15,743 | 59.5 | 10.54 | 7.85 | 9.23 | 0.15 | -4.55 | 5.77 | 0.32 | 0.32 | 8.98 | 8.40 | 74.59 |
| Companies Without Dividends(7) | 8.68 | 81,467 | 293.2 | 9.50 | 6.60 | 8.47 | 3.78 | 0.74 | 30.45 | 0.17 | 0.02 | 7.29 | 6.94 | 67.61 |
| Equity/Assets <6%(1) | 9.05 | 2,618 | 8.2 | 10.25 | 8.01 | 9.45 | -4.23 | -1.84 | 1.57 | 0.68 | 0.49 | 9.49 | 8.02 | 169.21 |
| Equity/Assets 6-12%(12) | 8.56 | 20,488 | 94.9 | 9.64 | 6.88 | 8.48 | 1.07 | -2.48 | 23.55 | 0.25 | 0.15 | 8.39 | 8.02 | 82.38 |
| Equity/Assets >12%(10) | 9.78 | 57,368 | 185.6 | 10.92 | 8.13 | 9.57 | 2.03 | -3.60 | 2.13 | 0.27 | 0.30 | 8.46 | 7.87 | 50.90 |
| Holding Company Structure(21) | 9.23 | 37,428 | 137.6 | 10.35 | 7.53 | 9.12 | 1.28 | -2.04 | 13.86 | 0.28 | 0.23 | 8.66 | 8.10 | 74.95 |
| Assets Over $1 Billion(10) | 10.24 | 73,664 | 273.8 | 11.34 | 8.30 | 9.97 | 3.56 | -1.60 | 11.61 | 0.25 | 0.15 | 7.59 | 7.10 | 60.01 |
| Assets $500 Million-$1 Billion(4) | 9.20 | 6,525 | 21.1 | 10.49 | 7.31 | 9.11 | 0.64 | 0.12 | 35.74 | 0.17 | 0.15 | 8.93 | 8.93 | 96.01 |
| Assets $250-$500 Million(8) | 7.70 | 6,459 | 19.3 | 8.81 | 6.68 | 7.79 | -1.46 | -7.19 | 6.46 | 0.37 | 0.38 | 9.44 | 8.81 | 81.50 |
| Assets less than $250 Million(1) | 8.70 | 7,736 | 27.2 | 9.26 | 6.08 | 8.50 | 2.35 | 5.33 | -5.23 | 0.23 | 0.23 | 7.62 | 5.75 | 30.56 |
| Goodwill Companies(15) | 8.97 | 50,168 | 183.8 | 10.09 | 7.35 | 8.83 | 1.70 | -3.59 | 7.60 | 0.28 | 0.20 | 8.02 | 7.23 | 68.64 |
| Non-Goodwill Companies(8) | 9.39 | 8,703 | 30.9 | 10.46 | 7.69 | 9.30 | 0.42 | -1.72 | 23.94 | 0.27 | 0.29 | 9.31 | 9.31 | 79.63 |
| MHC Institutions(23) | 9.11 | 35,746 | 130.6 | 10.22 | 7.47 | 9.00 | 1.25 | -2.94 | 13.29 | 0.27 | 0.23 | 8.47 | 7.95 | 72.46 |

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 11, 2012

| | | Market Capitalization | | | Price Change Data | | | | | | Current Per Share Financials | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Shares | Market | 52 Week (1) | | | % Change From | | | Trailing | 12 Mo. | Book | Tangible Book | |
| | Financial Institution | Price/ Share(1) ($) | Outst- anding (000) | Capital- ization(9) ($Mil) | High ($) | Low ($) | Last Week ($) | Last Week (%) | 52 Wks Ago(2) (%) | MostRcnt YrEnd(2) (%) | 12 Mo. EPS(3) ($) | Core EPS(3) ($) | Value/ Share ($) | Value/ Share(4) ($) | Assets/ Share ($) |
| | **NYSE Traded Companies** | | | | | | | | | | | | | | |
| AF | Astoria Financial Corp. of NY* | 9.32 | 98,442 | 917.5 | 14.76 | 6.58 | 9.28 | 0.43 | -35.05 | 9.78 | 0.68 | 0.66 | 12.71 | 10.83 | 172.91 |
| BBX | BankAtlantic Bancorp Inc of FL(8)* | 5.13 | 15,701 | 80.5 | 7.00 | 1.82 | 5.06 | 1.38 | 14.00 | 51.78 | -3.67 | -2.27 | 0.45 | -0.42 | 238.24 |
| FBC | Flagstar Bancorp, Inc. of MI* | 0.85 | 557,133 | 473.6 | 1.47 | 0.45 | 0.94 | -9.57 | -40.97 | 66.67 | -0.10 | -0.59 | 1.63 | 1.61 | 24.65 |
| NYB | New York Community Bcrp of NY* | 12.93 | 434,255 | 5,614.9 | 16.54 | 11.13 | 12.90 | 0.23 | -21.30 | 4.53 | 1.09 | 0.96 | 12.67 | 7.01 | 95.70 |
| PFS | Provident Fin. Serv. Inc of NJ* | 14.45 | 60,183 | 869.6 | 15.23 | 10.12 | 14.36 | 0.63 | 3.07 | 7.92 | 0.95 | 0.93 | 15.83 | 9.86 | 117.93 |
| | **NASDAQ Listed OTC Companies** | | | | | | | | | | | | | | |
| ASBB | ASB Bancorp, Inc. of NC* | 14.25 | 5,585 | 79.6 | 14.25 | 11.30 | 13.89 | 2.59 | 42.50 | 21.79 | 0.14 | -0.17 | 20.69 | 20.69 | 141.61 |
| ALLB | Alliance Bancorp, Inc. of PA* | 11.75 | 5,474 | 64.3 | 11.76 | 9.31 | 11.65 | 0.86 | 6.82 | 9.10 | 0.21 | 0.22 | 15.16 | 15.16 | 85.77 |
| ANCB | Anchor Bancorp of Aberdeen, WA* | 10.75 | 2,550 | 27.4 | 11.48 | 3.95 | 11.10 | -3.15 | 7.82 | 73.39 | -3.79 | -3.77 | 21.65 | 21.65 | 190.63 |
| AFCB | Athens Bancshares, Inc. of TN* | 14.20 | 2,686 | 38.1 | 16.00 | 9.56 | 14.50 | -2.07 | 5.03 | 18.33 | 0.71 | 0.30 | 18.82 | 18.69 | 105.63 |
| ACFC | Atlantic Coast Fin. Corp of GA* | 2.22 | 2,629 | 5.8 | 9.79 | 0.87 | 2.25 | -1.33 | -77.18 | -22.11 | -3.91 | -5.16 | 17.61 | 17.59 | 300.10 |
| BLMT | BSB Bancorp, Inc. of MA* | 12.81 | 9,173 | 117.5 | 13.37 | 9.76 | 12.24 | 4.66 | 28.10 | 21.54 | -0.18 | -0.02 | 14.34 | 14.34 | 72.93 |
| BKMU | Bank Mutual Corp of WI* | 3.60 | 46,326 | 166.8 | 4.55 | 2.42 | 3.72 | -3.23 | -8.40 | 13.21 | -1.03 | -1.12 | 5.74 | 5.72 | 53.93 |
| BFIN | BankFinancial Corp. of IL* | 7.27 | 21,073 | 153.2 | 8.97 | 5.25 | 6.98 | 4.15 | -15.86 | 31.70 | -2.31 | -2.27 | 9.48 | 9.31 | 74.20 |
| BFED | Beacon Federal Bancorp of NY* | 13.45 | 6,193 | 83.3 | 14.50 | 12.67 | 13.15 | 2.28 | -3.72 | -3.03 | 0.93 | 1.30 | 18.10 | 18.10 | 165.80 |
| BNCL | Beneficial Mut MHC of PA(43.3) | 8.81 | 80,219 | 317.7 | 9.29 | 7.12 | 8.54 | 3.16 | 5.64 | 5.38 | 0.14 | 0.18 | 7.85 | 6.30 | 57.30 |
| BHLB | Berkshire Hills Bancorp of MA* | 22.18 | 21,191 | 470.0 | 24.49 | 17.11 | 22.32 | -0.63 | 3.21 | -0.05 | 0.83 | 1.47 | 26.11 | 15.57 | 188.34 |
| BOFI | Bofi Holding, Inc. Of CA* | 18.82 | 11,430 | 215.1 | 19.00 | 11.46 | 18.35 | 2.56 | 15.53 | 15.82 | 2.04 | 1.49 | 14.79 | 14.79 | 194.56 |
| BYFC | Broadway Financial Corp. of CA* | 1.37 | 1,745 | 2.4 | 2.80 | 1.20 | 1.49 | -8.05 | -39.11 | -12.18 | -6.09 | -6.06 | 3.74 | 3.74 | 239.81 |
| BRKL | Brookline Bancorp, Inc. of MA* | 9.02 | 70,212 | 633.3 | 9.78 | 7.12 | 8.88 | 1.58 | 4.52 | 6.87 | 0.41 | 0.42 | 7.17 | 6.45 | 46.99 |
| CITZ | CFS Bancorp, Inc of Munster IN* | 5.60 | 10,878 | 60.9 | 6.29 | 4.11 | 5.30 | 5.66 | 3.90 | 29.93 | -0.96 | -1.04 | 9.49 | 9.49 | 105.62 |
| CMSB | CMS Bancorp Inc of W Plains NY* | 7.20 | 1,863 | 13.4 | 10.00 | 6.86 | 7.40 | -2.70 | -16.08 | -11.55 | -0.05 | -0.11 | 11.89 | 11.89 | 139.66 |
| CBNJ | Cape Bancorp, Inc. of NJ* | 8.10 | 13,314 | 107.8 | 10.40 | 6.44 | 7.68 | 5.47 | -21.74 | 3.18 | 0.60 | 0.76 | 10.94 | 9.22 | 80.45 |
| CFFN | Capitol Federal Fin Inc. of KS* | 11.93 | 165,299 | 1,972.0 | 12.16 | 10.28 | 11.90 | 0.25 | 4.65 | 3.38 | 0.23 | 0.39 | 11.73 | 11.73 | 57.17 |
| CARV | Carver Bancorp, Inc. of NY* | 4.70 | 3,697 | 17.4 | 18.30 | 1.10 | 4.99 | -5.81 | -45.03 | -43.31 | -5.81 | -5.65 | 4.20 | 4.20 | 181.43 |
| CEBK | Central Bncrp of Somerville MA* | 30.35 | 1,681 | 51.0 | 30.95 | 16.02 | 30.27 | 0.26 | 62.04 | 78.01 | 0.09 | -0.29 | 20.72 | 19.40 | 310.14 |
| CFBK | Central Federal Corp. of OH* | 3.05 | 826 | 2.5 | 7.50 | 1.90 | 2.00 | 52.50 | -58.50 | -1.61 | -7.08 | -7.60 | 3.42 | 3.31 | 303.78 |
| CHFN | Charter Fin Corp MHC GA (38.4) | 9.06 | 18,371 | 103.8 | 11.13 | 7.60 | 8.90 | 1.80 | -17.18 | -2.16 | 0.14 | 0.18 | 7.41 | 7.08 | 60.79 |
| CHEV | Cheviot Financial Corp. of OH* | 8.63 | 7,597 | 65.6 | 11.09 | 8.01 | 8.78 | -1.71 | -19.50 | -0.58 | 0.34 | 0.34 | 13.70 | 12.20 | 83.25 |
| CBNK | Chicopee Bancorp, Inc. of MA* | 14.50 | 5,608 | 81.3 | 14.96 | 11.71 | 14.61 | -0.75 | 0.69 | 2.84 | 0.20 | 0.17 | 16.19 | 16.19 | 109.90 |
| CZWI | Citizens Comm Bncorp Inc of WI* | 6.21 | 5,133 | 31.9 | 6.77 | 4.51 | 6.18 | 0.49 | 13.94 | 21.05 | 0.00 | -0.01 | 10.27 | 10.19 | 103.41 |
| CSBC | Citizens South Bnkg Corp of NC* | 5.00 | 11,506 | 57.5 | 5.30 | 2.90 | 4.88 | 2.46 | 4.38 | 42.86 | -0.06 | 0.22 | 6.27 | 6.15 | 93.90 |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | 10.28 | 26,138 | 98.7 | 11.38 | 8.88 | 9.88 | 4.05 | -6.72 | 10.78 | 0.32 | 0.31 | 7.09 | 7.09 | 42.74 |
| COBK | Colonial Financial Serv. of NJ* | 12.90 | 3,994 | 51.5 | 13.40 | 10.54 | 12.88 | 0.16 | 1.42 | 3.53 | 0.83 | 0.79 | 17.95 | 17.95 | 151.18 |
| CFFC | Community Fin. Corp. of VA* | 4.03 | 4,362 | 17.6 | 4.11 | 2.26 | 3.60 | 11.94 | 17.84 | 22.87 | 0.23 | 0.23 | 8.62 | 8.62 | 116.81 |
| DCOM | Dime Community Bancshars of NY* | 13.74 | 35,170 | 483.2 | 15.17 | 9.61 | 13.16 | 4.41 | -5.37 | 9.05 | 1.35 | 1.36 | 10.27 | 8.68 | 114.34 |
| ESBF | ESB Financial Corp. of PA* | 13.14 | 14,601 | 191.9 | 14.71 | 9.85 | 13.09 | 0.38 | 5.37 | -6.61 | 1.08 | 1.06 | 12.34 | 9.46 | 134.57 |
| ESSA | ESSA Bancorp, Inc. of PA* | 10.25 | 11,875 | 121.7 | 12.65 | 9.34 | 9.84 | 4.17 | -12.69 | -2.10 | 0.43 | 0.40 | 13.60 | 13.45 | 92.38 |
| EBMT | Eagle Bancorp Montanta of MT* | 9.90 | 3,879 | 38.4 | 11.16 | 9.48 | 10.06 | -1.59 | -11.61 | 0.51 | 0.47 | 0.23 | 13.71 | 13.71 | 85.56 |
| FFCO | FedFirst Financial Corp of PA* | 14.10 | 2,912 | 41.1 | 16.50 | 12.66 | 14.30 | -1.40 | -7.66 | 2.92 | 0.30 | 0.23 | 20.18 | 19.76 | 115.14 |
| FSBI | Fidelity Bancorp, Inc. of PA* | 11.00 | 3,068 | 33.7 | 12.11 | 8.00 | 11.47 | -4.10 | 22.49 | 9.45 | 0.59 | 0.44 | 14.52 | 13.66 | 215.41 |
| FBSI | First Bancshares, Inc. of MO* | 6.45 | 1,551 | 10.0 | 9.49 | 4.80 | 6.00 | 7.50 | 7.14 | 27.72 | -2.26 | -2.45 | 11.03 | 10.99 | 127.86 |
| FCAP | First Capital, Inc. of IN* | 20.60 | 2,786 | 57.4 | 21.95 | 16.53 | 21.00 | -1.90 | 23.95 | 11.17 | 1.43 | 1.28 | 18.28 | 16.34 | 157.53 |
| FCLF | First Clover Leaf Fin Cp of IL* | 5.86 | 7,728 | 45.3 | 7.15 | 5.74 | 5.93 | -1.18 | -16.29 | -3.93 | 0.25 | 0.16 | 10.06 | 8.48 | 72.82 |
| FBNK | First Connecticut Bncorp of CT* | 13.05 | 17,880 | 233.3 | 14.21 | 10.24 | 12.85 | 1.56 | 30.50 | 0.31 | -0.23 | 0.00 | 14.09 | 14.09 | 90.47 |
| FDEF | First Defiance Fin. Corp of OH* | 16.08 | 9,728 | 156.4 | 17.76 | 12.60 | 15.85 | 1.45 | 11.36 | 10.21 | 1.39 | 0.98 | 24.82 | 17.87 | 212.60 |
| FFNM | First Fed of N. Michigan of MI* | 3.50 | 2,884 | 10.1 | 4.29 | 2.52 | 3.75 | -6.67 | 2.04 | 22.38 | 0.26 | 0.19 | 8.52 | 8.40 | 75.26 |
| FFBH | First Fed. Bancshares of AR(8)* | 8.49 | 19,303 | 163.9 | 10.59 | 4.30 | 8.61 | -1.39 | 17.92 | 96.53 | 0.00 | -1.01 | 3.57 | 3.56 | 30.00 |
| FFNW | First Fin NW, Inc of Renton WA* | 7.84 | 18,805 | 147.4 | 8.15 | 4.06 | 7.99 | -1.88 | 28.10 | 32.88 | 0.23 | 0.15 | 9.64 | 9.64 | 56.34 |
| BANC | First PacTrust Bancorp of CA* | 11.30 | 11,660 | 131.8 | 16.73 | 10.00 | 10.97 | 3.01 | -22.50 | 10.24 | -0.28 | -0.33 | 13.08 | 13.08 | 85.68 |
| FSFG | First Savings Fin. Grp. of IN* | 18.20 | 2,364 | 43.0 | 19.04 | 14.79 | 18.25 | -0.27 | 11.93 | 7.57 | 1.56 | 1.55 | 25.42 | 22.03 | 229.37 |
| FFIC | Flushing Fin. Corp. of NY* | 13.52 | 30,920 | 418.0 | 14.48 | 10.00 | 13.21 | 2.35 | -4.45 | 7.05 | 1.14 | 1.17 | 13.48 | 12.93 | 138.68 |
| FXCB | Fox Chase Bancorp, Inc. of PA* | 13.04 | 12,754 | 166.3 | 13.99 | 11.85 | 13.06 | -0.15 | -0.91 | 3.25 | 0.37 | 0.34 | 14.76 | 14.76 | 79.65 |
| FRNK | Franklin Financial Corp. of VA* | 15.19 | 14,303 | 217.3 | 15.29 | 10.69 | 14.49 | 4.83 | 28.95 | 28.29 | 0.08 | 0.23 | 17.80 | 17.80 | 75.61 |
| GCBC | Green Co Bcrp MHC of NY (44.4) | 18.50 | 4,167 | 33.6 | 19.50 | 16.65 | 17.99 | 2.83 | 6.51 | 8.76 | 1.35 | 1.34 | 12.15 | 12.15 | 134.29 |
| HFFC | HF Financial Corp. of SD* | 12.30 | 7,039 | 86.6 | 12.30 | 7.76 | 12.10 | 1.65 | 13.47 | 14.21 | 0.09 | 0.34 | 13.52 | 12.90 | 174.31 |
| HMNF | HMN Financial, Inc. of MN* | 3.37 | 4,424 | 14.9 | 3.50 | 1.50 | 3.05 | 10.49 | 14.24 | 73.71 | -3.02 | -3.27 | 7.30 | 7.30 | 178.61 |
| HBNK | Hampden Bancorp, Inc. of MA* | 12.98 | 6,085 | 79.0 | 13.75 | 10.77 | 12.40 | 4.68 | -5.26 | 10.00 | 0.25 | 0.22 | 14.19 | 14.19 | 93.38 |
| HARL | Harleysville Svgs Fin Cp of PA* | 18.05 | 3,771 | 68.1 | 19.48 | 11.57 | 17.60 | 2.56 | 21.22 | 25.87 | 1.47 | 1.65 | 15.39 | 15.39 | 220.80 |
| HBOS | Heritage Fin Group, Inc of GA* | 11.38 | 8,669 | 98.7 | 12.50 | 10.01 | 11.39 | -0.09 | -6.18 | -3.56 | 0.44 | 0.71 | 14.32 | 13.76 | 125.72 |

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 11, 2012

| | | Market Capitalization | | | Price Change Data | | | | | | Current Per Share Financials | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Shares | Market | 52 Week (1) | | | % Change From | | | | | | Tangible | |
| | Financial Institution | Price/ Share(1) ($) | Outst-anding (000) | Capital-ization(9) ($Mil) | High ($) | Low ($) | Last Week ($) | Last Week (%) | 52 Wks Ago(2) (%) | MostRcnt YrEnd(2) (%) | Trailing 12 Mo. EPS(3) ($) | 12 Mo. Core EPS(3) ($) | Book Value/ Share ($) | Book Value/ Share(4) ($) | Assets/ Share ($) |
| | NASDAQ Listed OTC Companies (continued) | | | | | | | | | | | | | | |
| HIFS | Hingham Inst. for Sav. of MA* | 56.84 | 2,126 | 120.8 | 59.44 | 45.75 | 57.02 | -0.32 | 9.31 | 18.91 | 5.67 | 5.67 | 38.69 | 38.69 | 530.23 |
| HBCP | Home Bancorp Inc. Lafayette LA* | 17.25 | 7,762 | 133.9 | 17.70 | 13.66 | 17.40 | -0.86 | 17.99 | 11.29 | 0.66 | 0.81 | 17.30 | 16.96 | 124.17 |
| HFBL | Home Federal Bancorp Inc of LA* | 15.00 | 3,052 | 45.8 | 22.00 | 12.76 | 14.54 | 3.16 | 14.85 | 5.71 | 0.74 | 0.27 | 17.14 | 17.14 | 82.71 |
| HMST | HomeStreet, Inc. of WA* | 34.80 | 7,163 | 249.3 | 35.55 | 22.66 | 33.85 | 2.81 | -20.91 | -20.91 | -1.24 | -1.24 | 47.87 | 47.87 | 681.25 |
| HFBC | HopFed Bancorp, Inc. of KY* | 7.50 | 7,494 | 56.2 | 9.05 | 4.98 | 7.20 | 4.17 | -6.02 | 16.28 | 0.25 | -0.04 | 13.38 | 13.31 | 138.89 |
| HCBK | Hudson City Bancorp, Inc of NJ* | 6.47 | 528,133 | 3,417.0 | 9.50 | 5.09 | 6.77 | -4.43 | -30.95 | 3.52 | -1.39 | -0.36 | 8.64 | 8.34 | 85.88 |
| IROQ | IF Bancorp, Inc. of IL* | 13.00 | 4,811 | 62.5 | 13.14 | 10.70 | 12.30 | 5.69 | 30.00 | 15.86 | 0.18 | 0.11 | 17.49 | 17.49 | 100.13 |
| ISBC | Investors Bcrp MHC of NJ(42.5) | 15.26 | 111,908 | 763.7 | 15.63 | 12.02 | 15.14 | 0.79 | 4.38 | 13.20 | 0.70 | 0.65 | 8.64 | 8.39 | 95.63 |
| JXSB | Jacksonville Bancorp Inc of IL* | 16.70 | 1,921 | 32.1 | 17.98 | 12.50 | 16.45 | 1.52 | 30.98 | 21.45 | 1.71 | 1.51 | 21.43 | 20.01 | 159.96 |
| JFBI | Jefferson Bancshares Inc of TN* | 2.11 | 6,632 | 14.0 | 3.83 | 1.95 | 2.04 | 3.43 | -39.71 | -8.66 | -0.79 | -0.84 | 7.78 | 7.52 | 79.98 |
| KFFB | KY Fst Fed Bp MHC of KY (38.9) | 8.70 | 7,736 | 27.2 | 9.26 | 6.08 | 8.50 | 2.35 | 5.33 | -5.23 | 0.23 | 0.23 | 7.62 | 5.75 | 30.56 |
| KFFG | Kaiser Federal Fin Group of CA* | 13.94 | 9,173 | 127.9 | 14.70 | 11.00 | 13.89 | 0.36 | 16.17 | 8.74 | 0.92 | 0.92 | 16.77 | 16.35 | 97.71 |
| KRNY | Kearny Fin Cp MHC of NJ (25.0) | 9.42 | 66,972 | 168.8 | 10.16 | 7.99 | 9.29 | 1.40 | 1.62 | -0.84 | 0.13 | 0.12 | 7.27 | 5.63 | 42.75 |
| LSBI | LSB Fin. Corp. of Lafayette IN* | 17.50 | 1,556 | 27.2 | 20.90 | 11.31 | 17.02 | 2.82 | 12.18 | 29.63 | 0.35 | -0.13 | 23.26 | 23.26 | 234.27 |
| LPSB | LaPorte Bancrp MHC of IN(45.0) | 8.80 | 4,661 | 18.2 | 9.77 | 7.50 | 8.60 | 2.33 | -8.05 | 10.00 | 0.70 | 0.52 | 11.95 | 10.04 | 102.37 |
| LSBK | Lake Shore Bnp MHC of NY(38.8) | 10.00 | 5,939 | 24.5 | 10.90 | 8.29 | 10.10 | -0.99 | -8.26 | 4.71 | 0.62 | 0.67 | 10.77 | 10.77 | 82.27 |
| LABC | Louisiana Bancorp, Inc. of LA* | 16.05 | 3,239 | 52.0 | 16.66 | 14.75 | 16.05 | 0.00 | 4.22 | 1.26 | 0.65 | 0.55 | 17.75 | 17.75 | 96.64 |
| MSBF | MSB Fin Corp MHC of NJ (40.3) | 5.75 | 5,095 | 12.3 | 6.84 | 4.23 | 6.00 | -4.17 | 1.95 | 30.98 | 0.14 | 0.14 | 8.00 | 8.00 | 68.76 |
| MGYR | Magyar Bancorp MHC of NJ(44.7) | 4.70 | 5,808 | 12.1 | 7.00 | 2.29 | 4.50 | 4.44 | 4.68 | 91.06 | -0.06 | -0.13 | 7.68 | 7.68 | 90.62 |
| MLVF | Malvern Fed Bncp MHC PA(44.5) | 8.23 | 6,103 | 22.4 | 9.00 | 5.51 | 8.46 | -2.72 | 7.30 | 39.49 | -0.68 | -0.72 | 10.10 | 10.10 | 109.17 |
| MFLR | Mayflower Bancorp, Inc. of MA* | 10.24 | 2,063 | 21.1 | 10.24 | 6.50 | 9.68 | 5.79 | 18.93 | 31.11 | 0.62 | 0.43 | 10.62 | 10.62 | 120.07 |
| EBSB | Meridian Fn Serv MHC MA (40.8) | 13.46 | 22,145 | 127.2 | 13.95 | 10.68 | 13.08 | 2.91 | 0.52 | 8.11 | 0.54 | 0.31 | 9.93 | 9.31 | 89.16 |
| CASH | Meta Financial Group of IA* | 21.32 | 3,191 | 68.0 | 25.99 | 12.90 | 20.51 | 3.95 | 53.38 | 28.05 | 2.20 | 2.93 | 26.81 | 26.32 | 425.95 |
| NASB | NASB Fin, Inc. of Grandview MO* | 18.14 | 7,868 | 142.7 | 18.95 | 9.25 | 17.90 | 1.34 | 29.85 | 69.37 | -1.05 | -3.82 | 19.74 | 19.43 | 153.22 |
| NECB | NE Comm Bncrp MHC of NY (43.2) | 5.56 | 12,645 | 33.1 | 7.29 | 5.19 | 5.56 | 0.00 | -10.90 | -0.89 | 0.19 | 0.19 | 8.47 | 8.33 | 38.69 |
| NHTB | NH Thrift Bancshares of NH* | 12.91 | 5,835 | 75.3 | 13.79 | 9.78 | 12.79 | 0.94 | -2.93 | 14.25 | 1.19 | 0.73 | 15.19 | 9.99 | 178.55 |
| NVSL | Naugatuck Valley Fin Crp of CT* | 7.67 | 7,002 | 53.7 | 8.50 | 6.73 | 7.51 | 2.13 | -8.36 | 12.96 | 0.35 | 0.20 | 11.84 | 11.83 | 81.78 |
| NFSB | Newport Bancorp, Inc. of RI* | 14.19 | 3,506 | 49.8 | 14.60 | 12.00 | 13.65 | 3.96 | -0.42 | 12.89 | 0.41 | 0.41 | 14.73 | 14.73 | 129.47 |
| NFBK | Northfield Bcp MHC of NY(41.8) | 14.07 | 40,397 | 268.5 | 16.49 | 11.68 | 13.44 | 4.69 | 3.38 | -0.64 | 0.42 | 0.48 | 9.47 | 9.07 | 58.84 |
| NWBI | Northwest Bancshares Inc of PA* | 12.00 | 97,593 | 1,171.1 | 13.36 | 10.74 | 12.03 | -0.25 | -1.96 | -3.54 | 0.66 | 0.66 | 11.83 | 10.05 | 81.54 |
| OBAF | OBA Financial Serv. Inc of MD* | 15.21 | 4,177 | 63.5 | 15.25 | 13.50 | 15.15 | 0.40 | 1.94 | 6.07 | 0.12 | 0.13 | 18.18 | 18.18 | 91.46 |
| OSHC | Ocean Shore Holding Co. of NJ* | 12.05 | 7,212 | 86.9 | 12.59 | 9.80 | 11.90 | 1.26 | -3.68 | 17.45 | 0.70 | 0.78 | 14.52 | 13.69 | 137.95 |
| OCFC | OceanFirst Fin. Corp of NJ* | 14.71 | 18,594 | 273.5 | 14.93 | 10.78 | 14.49 | 1.52 | 6.98 | 12.55 | 1.12 | 1.01 | 11.66 | 11.66 | 123.81 |
| OFED | Oconee Fed Fn Cp MHC SC (35.0) | 12.25 | 6,348 | 27.2 | 12.62 | 10.90 | 12.02 | 1.91 | -1.21 | 2.08 | 0.41 | 0.58 | 12.86 | 12.86 | 59.21 |
| OABC | OmniAmerican Bancorp Inc of TX* | 20.31 | 11,194 | 227.4 | 20.65 | 13.01 | 20.10 | 1.04 | 38.45 | 29.36 | 0.35 | 0.25 | 17.78 | 17.78 | 119.41 |
| ONFC | Oneida Financial Corp. of NY* | 10.43 | 6,835 | 71.3 | 11.05 | 8.30 | 10.69 | -2.43 | 19.75 | 9.79 | 0.87 | 0.81 | 12.86 | 9.21 | 97.11 |
| ORIT | Oritani Financial Corp of NJ* | 14.34 | 45,452 | 651.8 | 15.13 | 11.57 | 14.26 | 0.56 | 14.81 | 12.29 | 0.64 | 0.65 | 11.15 | 11.15 | 57.27 |
| PSBH | PSB Hldgs Inc MHC of CT (42.9) | 4.45 | 6,529 | 12.5 | 5.59 | 4.04 | 4.62 | -3.68 | -13.42 | -1.11 | 0.19 | 0.51 | 6.98 | 5.88 | 71.94 |
| PVFC | PVF Capital Corp. of Solon OH* | 2.13 | 25,745 | 54.8 | 2.39 | 1.25 | 2.13 | 0.00 | 9.23 | 44.90 | -0.31 | -0.57 | 2.68 | 2.68 | 30.87 |
| PBHC | Pathfinder BC MHC of NY (36.3) | 9.05 | 2,618 | 8.2 | 10.25 | 8.01 | 9.45 | -4.23 | -1.84 | 1.57 | 0.68 | 0.49 | 9.49 | 8.02 | 169.21 |
| PEOP | Peoples Fed Bancshrs Inc of MA* | 16.59 | 6,965 | 115.5 | 16.75 | 12.50 | 16.50 | 0.55 | 19.78 | 16.42 | 0.42 | 0.41 | 16.45 | 16.45 | 79.35 |
| PBCT | Peoples United Financial of CT* | 12.03 | 353,350 | 4,250.8 | 13.96 | 10.50 | 12.19 | -1.31 | -10.42 | -6.38 | 0.56 | 0.60 | 14.79 | 8.63 | 78.02 |
| PBSK | Poage Bankshares, Inc. of KY* | 12.10 | 3,372 | 40.8 | 12.95 | 10.76 | 11.90 | 1.68 | 21.00 | 10.81 | 0.52 | 0.45 | 17.72 | 17.72 | 94.70 |
| PROV | Provident Fin. Holdings of CA* | 10.94 | 11,014 | 120.5 | 11.01 | 6.90 | 10.85 | 0.83 | 36.24 | 17.38 | 1.00 | -0.67 | 13.04 | 13.03 | 119.84 |
| PBNY | Provident NY Bncrp, Inc. of NY* | 7.84 | 37,899 | 297.1 | 9.43 | 5.47 | 7.95 | -1.38 | -13.66 | 18.07 | 0.28 | 0.20 | 11.55 | 7.19 | 81.38 |
| PBIP | Prudential Bncp MHC PA (25.4) | 5.37 | 10,023 | 16.3 | 6.45 | 4.80 | 5.48 | -2.01 | -18.02 | 3.67 | 0.06 | 0.09 | 5.79 | 5.79 | 49.96 |
| PULB | Pulaski Fin Cp of St. Louis MO* | 7.50 | 11,292 | 84.7 | 8.07 | 6.15 | 7.44 | 0.81 | 1.35 | 6.23 | 0.52 | 0.29 | 8.02 | 7.67 | 117.97 |
| RIVR | River Valley Bancorp of IN* | 16.20 | 1,514 | 24.5 | 17.13 | 13.34 | 15.80 | 2.53 | 3.51 | 4.52 | 0.93 | 0.56 | 18.47 | 18.41 | 268.59 |
| RVSB | Riverview Bancorp, Inc. of WA* | 1.61 | 22,472 | 36.2 | 3.19 | 1.45 | 1.57 | 2.55 | -48.23 | -32.07 | -0.66 | -0.66 | 4.07 | 2.93 | 38.37 |
| RCKB | Rockville Fin New, Inc. of CT* | 11.47 | 28,868 | 331.1 | 11.99 | 8.89 | 11.46 | 0.09 | 18.74 | 10.71 | 0.25 | 0.38 | 11.55 | 11.51 | 60.62 |
| ROMA | Roma Fin Corp MHC of NJ (25.5) | 8.91 | 30,321 | 74.1 | 11.22 | 7.80 | 8.94 | -0.34 | -15.55 | -9.45 | 0.23 | 0.22 | 7.13 | 7.07 | 62.27 |
| SIFI | SI Financial Group, Inc. of CT* | 11.34 | 10,576 | 119.9 | 11.59 | 8.76 | 11.51 | -1.48 | 10.63 | 15.13 | 0.23 | 0.21 | 12.34 | 11.95 | 90.29 |
| SPBC | SP Bancorp, Inc. of Plano, TX* | 12.65 | 1,717 | 21.7 | 12.72 | 9.91 | 11.95 | 5.86 | 10.00 | 22.93 | 0.54 | -0.08 | 19.20 | 19.20 | 158.24 |
| SVBI | Severn Bancorp, Inc. of MD* | 3.48 | 10,067 | 35.0 | 4.45 | 2.09 | 3.06 | 13.73 | -22.84 | 41.46 | -0.05 | -0.10 | 7.80 | 7.76 | 89.46 |
| STND | Standard Financial Corp. of PA* | 16.75 | 3,414 | 57.2 | 16.75 | 13.49 | 16.75 | 0.00 | 8.77 | 9.48 | 0.95 | 0.93 | 22.96 | 20.20 | 128.09 |
| SIBC | State Investors Bancorp of LA* | 12.50 | 2,910 | 36.4 | 12.65 | 10.10 | 12.36 | 1.13 | 25.00 | 14.47 | 0.36 | 0.59 | 16.48 | 16.48 | 85.78 |
| THRD | TF Fin. Corp. of Newtown PA* | 25.04 | 2,834 | 71.0 | 26.50 | 18.54 | 24.88 | 0.64 | 13.87 | 10.21 | 1.39 | 1.09 | 27.31 | 25.79 | 240.62 |
| TFSL | TFS Fin Corp MHC of OH (26.4) | 9.69 | 308,916 | 786.8 | 10.66 | 7.56 | 9.51 | 1.89 | -7.71 | 8.15 | 0.08 | 0.08 | 5.81 | 5.78 | 35.80 |
| TBNK | Territorial Bancorp, Inc of HI* | 21.43 | 11,007 | 235.9 | 22.01 | 18.62 | 21.25 | 0.85 | 5.36 | 8.51 | 1.16 | 1.16 | 19.41 | 19.39 | 139.50 |
| TSBK | Timberland Bancorp, Inc. of WA* | 4.87 | 7,045 | 34.3 | 6.34 | 3.25 | 4.92 | -1.02 | -15.89 | 23.29 | -0.01 | -0.11 | 10.12 | 9.27 | 104.45 |
| TRST | TrustCo Bank Corp NY of NY* | 5.37 | 93,549 | 502.4 | 5.93 | 3.93 | 5.30 | 1.32 | -5.95 | -4.28 | 0.35 | 0.34 | 3.62 | 3.61 | 45.36 |
| UCBA | United Comm Bncp MHC IN (40.7) | 5.77 | 7,840 | 18.4 | 7.21 | 5.29 | 5.94 | -2.86 | -15.77 | 4.34 | 0.03 | -0.08 | 6.99 | 6.54 | 59.54 |
| UCFC | United Community Fin. of OH* | 2.01 | 32,876 | 66.1 | 2.54 | 0.87 | 1.70 | 18.24 | 53.44 | 58.27 | 0.01 | -0.20 | 5.79 | 5.78 | 62.29 |
| UBNK | United Financial Bncrp of MA* | 16.23 | 15,598 | 253.2 | 17.02 | 13.49 | 16.05 | 1.12 | 0.81 | 0.87 | 0.72 | 0.71 | 14.58 | 14.03 | 104.10 |
| WSB | WSB Holdings, Inc. of Bowie MD* | 3.24 | 7,995 | 25.9 | 4.60 | 2.08 | 3.50 | -7.43 | 2.86 | 39.06 | 0.16 | -0.02 | 6.79 | 6.79 | 48.15 |

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 11, 2012

| Financial Institution | Market Capitalization Price/ Share(1) ($) | Shares Outst-anding (000) | Market Capital-ization(9) ($Mil) | Price Change Data 52 Week (1) High ($) | 52 Week (1) Low ($) | Last Week ($) | % Change From Last Week (%) | % Change From 52 Wks Ago(2) (%) | % Change From MostRcnt YrEnd(2) (%) | Current Per Share Financials Trailing 12 Mo. EPS(3) ($) | 12 Mo. Core EPS(3) ($) | Book Value/ Share ($) | Tangible Book Value/ Share(4) ($) | Assets/ Share ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| NASDAQ Listed OTC Companies (continued) | | | | | | | | | | | | | | |
| WSFS WSFS Financial Corp. of DE* | 38.67 | 8,705 | 336.6 | 44.51 | 29.90 | 39.02 | -0.90 | -10.05 | 7.54 | 2.29 | 1.95 | 39.03 | 35.10 | 492.71 |
| WVFC WVS Financial Corp. of PA* | 6.95 | 2,058 | 14.3 | 10.51 | 6.63 | 7.54 | -7.82 | -20.66 | -23.20 | 0.76 | 0.80 | 14.28 | 14.28 | 123.18 |
| WAFD Washington Federal, Inc. of WA* | 17.88 | 106,868 | 1,910.8 | 18.42 | 12.15 | 17.65 | 1.30 | 16.33 | 27.81 | 1.04 | 0.99 | 17.84 | 15.45 | 125.77 |
| WSBF Waterstone Fin MHC of WI(26.2) | 3.47 | 31,250 | 28.5 | 3.49 | 1.72 | 3.01 | 15.28 | 15.67 | 83.60 | -0.24 | -1.03 | 5.32 | 5.30 | 54.81 |
| WAYN Wayne Savings Bancshares of OH* | 8.60 | 3,004 | 25.8 | 9.48 | 7.11 | 8.67 | -0.81 | 2.38 | 10.82 | 0.58 | 0.55 | 13.22 | 12.58 | 136.52 |
| WEBK Wellesley Bancorp, Inc. of MA* | 14.80 | 2,407 | 35.6 | 15.20 | 11.45 | 13.58 | 8.98 | 48.00 | 48.00 | 0.78 | 0.78 | 17.04 | 17.04 | 121.82 |
| WFD Westfield Fin. Inc. of MA* | 7.19 | 26,602 | 191.3 | 9.02 | 6.29 | 7.24 | -0.69 | -18.48 | -2.31 | 0.21 | 0.21 | 8.64 | 8.63 | 47.46 |
| WBKC Wolverine Bancorp, Inc. of MI* | 16.18 | 2,508 | 40.6 | 16.29 | 12.11 | 15.98 | 1.25 | 11.59 | 14.75 | 0.44 | 0.30 | 25.91 | 25.91 | 117.10 |

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 11, 2012

| Financial Institution | Key Financial Ratios: Equity/ Assets (%) | Tang. Equity/ Assets (%) | Reported Earnings: ROA(5) (%) | ROE(5) (%) | ROI(5) (%) | Core Earnings: ROA(5) (%) | ROE(5) (%) | Asset Quality Ratios: NPAs Assets (%) | Resvs/ NPAs (%) | Resvs/ Loans (%) | Pricing Ratios: Price/ Earning (X) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang. Book (%) | Price/ Core Earnings (x) | Dividend Data(6): Ind. Div./ Share ($) | Divi- dend Yield (%) | Payout Ratio(7) (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Market Averages. All Public Companies(no MHCs)** | | | | | | | | | | | | | | | | | | |
| All Public Companies(109) | 12.33 | 11.70 | 0.17 | 0.94 | 3.16 | 0.08 | 0.05 | 3.57 | 49.33 | 1.63 | 19.26 | 81.53 | 10.16 | 88.00 | 20.15 | 0.21 | 1.65 | 24.55 |
| NYSE Traded Companies(5) | 10.16 | 7.37 | 0.49 | 3.80 | 2.63 | -0.05 | -2.42 | 3.66 | 33.06 | 1.45 | 13.59 | 79.70 | 8.65 | 117.46 | 14.38 | 0.42 | 3.26 | 39.13 |
| NASDAQ Listed OTC Companies(104) | 12.42 | 11.87 | 0.15 | 0.82 | 3.18 | 0.08 | 0.15 | 3.57 | 50.00 | 1.64 | 19.53 | 81.60 | 10.22 | 86.85 | 20.45 | 0.20 | 1.58 | 24.11 |
| California Companies(5) | 10.49 | 10.42 | 0.06 | -2.21 | 6.03 | -0.29 | -5.69 | 5.83 | 33.16 | 1.96 | 11.77 | 83.46 | 9.37 | 83.90 | 13.89 | 0.19 | 2.13 | 15.48 |
| Mid-Atlantic Companies(32) | 11.94 | 10.95 | 0.41 | 4.57 | 4.71 | 0.42 | 4.75 | 3.15 | 44.18 | 1.49 | 16.67 | 87.62 | 10.26 | 98.83 | 17.59 | 0.29 | 2.29 | 32.70 |
| Mid-West Companies(28) | 10.72 | 10.29 | -0.21 | -2.96 | 0.60 | -0.44 | -5.37 | 4.48 | 37.36 | 2.12 | 17.91 | 70.96 | 7.66 | 74.38 | 21.55 | 0.20 | 1.59 | 19.63 |
| New England Companies(19) | 14.21 | 13.30 | 0.44 | 3.44 | 3.44 | 0.45 | 3.44 | 1.63 | 71.72 | 1.08 | 23.28 | 98.13 | 13.55 | 108.22 | 23.95 | 0.27 | 1.81 | 27.32 |
| North-West Companies(6) | 11.66 | 10.81 | -0.44 | -4.70 | 1.25 | -0.49 | -5.07 | 9.27 | 20.18 | 2.09 | 25.64 | 65.26 | 7.96 | 71.15 | 18.06 | 0.05 | 0.30 | 15.38 |
| South-East Companies(14) | 14.46 | 14.37 | 0.19 | -0.20 | 3.17 | 0.13 | -0.64 | 3.21 | 78.30 | 1.63 | 24.06 | 69.01 | 10.83 | 69.65 | 22.12 | 0.06 | 0.50 | 12.77 |
| South-West Companies(2) | 13.51 | 13.51 | 0.33 | 2.41 | 3.00 | 0.08 | 0.49 | 3.26 | 19.69 | 0.94 | 23.43 | 90.06 | 12.50 | 90.06 | NM | 0.00 | 0.00 | 0.00 |
| Western Companies (Excl CA)(2) | 14.97 | 14.96 | 0.69 | 4.71 | 5.08 | 0.55 | 3.83 | 1.00 | 29.39 | 0.56 | 19.77 | 91.31 | 13.47 | 91.37 | 18.47 | 0.37 | 2.49 | 49.82 |
| Thrift Strategy(103) | 12.41 | 11.83 | 0.16 | 0.92 | 3.31 | 0.10 | 0.22 | 3.46 | 49.85 | 1.61 | 19.39 | 81.44 | 10.22 | 87.55 | 20.15 | 0.21 | 1.65 | 24.74 |
| Mortgage Banker Strategy(2) | 10.88 | 10.87 | 0.82 | 7.93 | 9.14 | -0.55 | -5.31 | 4.06 | 46.39 | 2.35 | 10.94 | 83.90 | 9.13 | 83.96 | NM | 0.16 | 1.46 | 16.00 |
| Real Estate Strategy(1) | 8.68 | 8.68 | -1.01 | -10.99 | -14.55 | -1.85 | -20.21 | 8.70 | 43.55 | 2.92 | NM | 79.48 | 6.90 | 79.48 | NM | 0.00 | 0.00 | 0.00 |
| Diversified Strategy(2) | 13.44 | 9.59 | 0.62 | 4.53 | 5.29 | 0.61 | 4.27 | 2.29 | 43.03 | 1.42 | 19.18 | 90.21 | 11.63 | 124.78 | 19.94 | 0.56 | 3.28 | 20.96 |
| Companies Issuing Dividends(68) | 12.49 | 11.60 | 0.37 | 2.89 | 3.81 | 0.31 | 2.46 | 2.69 | 54.03 | 1.44 | 17.94 | 88.30 | 10.96 | 97.84 | 20.33 | 0.34 | 2.63 | 38.26 |
| Companies Without Dividends(41) | 12.07 | 11.88 | -0.17 | -2.59 | 1.82 | -0.30 | -4.31 | 5.06 | 41.42 | 1.94 | 23.38 | 70.20 | 8.82 | 71.52 | 19.32 | 0.00 | 0.00 | 0.00 |
| Equity/Assets <6%(6) | 2.99 | 2.98 | -2.09 | -31.01 | 0.00 | -2.21 | -33.86 | 10.90 | 28.38 | 3.78 | NM | 59.30 | 1.36 | 59.89 | NM | 0.01 | 0.58 | 0.00 |
| Equity/Assets 6-12%(51) | 9.17 | 8.73 | 0.14 | 1.87 | 2.79 | 0.03 | 0.72 | 3.77 | 42.38 | 1.61 | 15.21 | 80.01 | 7.19 | 85.00 | 17.41 | 0.22 | 1.57 | 26.36 |
| Equity/Assets >12%(52) | 16.28 | 15.40 | 0.41 | 2.55 | 3.49 | 0.34 | 2.06 | 2.67 | 57.66 | 1.42 | 22.84 | 85.13 | 13.87 | 93.58 | 23.07 | 0.23 | 1.82 | 22.90 |
| Actively Traded Companies(3) | 9.39 | 8.70 | 0.66 | 7.28 | 5.36 | 0.61 | 6.73 | 1.97 | 44.44 | 1.20 | 13.61 | 131.20 | 11.57 | 139.69 | 14.04 | 0.51 | 1.40 | 24.20 |
| Market Value Below $20 Million(12) | 6.75 | 6.70 | -0.96 | -12.39 | 5.89 | -1.04 | -13.89 | 7.08 | 28.02 | 2.51 | 14.16 | 56.30 | 3.49 | 56.69 | 17.11 | 0.04 | 0.63 | 14.94 |
| Holding Company Structure(100) | 12.26 | 11.58 | 0.14 | 0.62 | 3.07 | 0.05 | -0.26 | 3.58 | 49.42 | 1.66 | 19.42 | 81.03 | 10.12 | 88.08 | 20.27 | 0.22 | 1.75 | 25.84 |
| Assets Over $1 Billion(49) | 12.19 | 11.19 | 0.33 | 3.08 | 2.70 | 0.25 | 2.21 | 3.23 | 45.98 | 1.55 | 18.34 | 91.13 | 11.18 | 102.34 | 19.64 | 0.31 | 2.36 | 31.33 |
| Assets $500 Million-$1 Billion(31) | 11.51 | 11.00 | -0.06 | -0.31 | 2.65 | -0.13 | -1.16 | 4.58 | 37.63 | 1.77 | 19.60 | 74.76 | 8.79 | 78.61 | 20.74 | 0.12 | 1.04 | 22.05 |
| Assets $250-$500 Million(25) | 13.66 | 13.48 | 0.16 | -1.32 | 4.40 | 0.03 | -2.33 | 3.13 | 73.00 | 1.69 | 20.41 | 73.39 | 10.17 | 74.89 | 20.81 | 0.15 | 1.18 | 18.17 |
| Assets less than $250 Million(4) | 12.00 | 11.96 | -0.11 | -1.68 | 5.45 | -0.14 | -2.27 | 2.62 | 33.55 | 1.29 | 21.57 | 67.96 | 8.20 | 68.16 | 21.14 | 0.06 | 0.59 | 12.90 |
| Goodwill Companies(67) | 11.59 | 10.55 | 0.20 | 1.01 | 3.25 | 0.11 | 0.01 | 3.29 | 44.84 | 1.60 | 17.76 | 80.46 | 9.43 | 91.11 | 20.29 | 0.27 | 2.12 | 32.65 |
| Non-Goodwill Companies(41) | 13.64 | 13.64 | 0.12 | 0.81 | 3.19 | 0.04 | 0.12 | 3.84 | 57.53 | 1.67 | 22.05 | 83.44 | 11.44 | 83.44 | 19.76 | 0.13 | 0.94 | 14.56 |
| Acquirors of FSLIC Cases(1) | 14.18 | 12.52 | 0.83 | 5.98 | 5.82 | 0.79 | 5.70 | 0.00 | 0.00 | 1.77 | 17.19 | 100.22 | 14.22 | 115.73 | 18.06 | 0.32 | 1.79 | 30.77 |

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 11, 2012

| Financial Institution | Key Financial Ratios: Equity/ Assets (%) | Tang. Equity/ Assets (%) | Reported Earnings ROA(5) (%) | Reported Earnings ROE(5) (%) | Reported Earnings ROI(5) (%) | Core Earnings ROA(5) (%) | Core Earnings ROE(5) (%) | Asset Quality Ratios: NPAs Assets (%) | Resvs/ NPAs (%) | Resvs/ Loans (%) | Pricing Ratios: Price/ Earning (X) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang. Book (%) | Price/ Core Earnings (x) | Dividend Data(6): Ind. Div./ Share ($) | Divi- dend Yield (%) | Payout Ratio(7) (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Market Averages. MHC Institutions** | | | | | | | | | | | | | | | | | | |
| All Public Companies(23) | 13.20 | 12.43 | 0.38 | 2.82 | 2.30 | 0.32 | 2.15 | 3.54 | 36.28 | 1.34 | 25.17 | 107.37 | 14.35 | 115.26 | 22.46 | 0.18 | 2.02 | 23.44 |
| NASDAQ Listed OTC Companies(23) | 13.20 | 12.43 | 0.38 | 2.82 | 2.30 | 0.32 | 2.15 | 3.54 | 36.28 | 1.34 | 25.17 | 107.37 | 14.35 | 115.26 | 22.46 | 0.18 | 2.02 | 23.44 |
| Mid-Atlantic Companies(14) | 12.46 | 11.91 | 0.39 | 3.19 | 2.48 | 0.39 | 3.07 | 3.53 | 39.63 | 1.44 | 24.82 | 110.74 | 13.79 | 117.66 | 23.20 | 0.18 | 1.67 | 29.37 |
| Mid-West Companies(5) | 14.86 | 13.39 | 0.26 | 1.33 | 1.01 | -0.09 | -2.21 | 4.69 | 29.10 | 1.40 | 25.20 | 100.47 | 16.03 | 112.06 | 27.37 | 0.20 | 2.81 | 11.43 |
| New England Companies(2) | 10.42 | 9.41 | 0.44 | 4.09 | 4.14 | 0.53 | 5.19 | 2.97 | 21.58 | 1.09 | 24.17 | 99.65 | 10.64 | 110.13 | 8.73 | 0.08 | 1.80 | 0.00 |
| South-East Companies(2) | 16.95 | 16.71 | 0.47 | 2.63 | 2.45 | 0.65 | 3.60 | 1.35 | 48.84 | 0.28 | 29.88 | 108.76 | 17.80 | 111.61 | 21.12 | 0.30 | 2.74 | 0.00 |
| Thrift Strategy(23) | 13.20 | 12.43 | 0.38 | 2.82 | 2.30 | 0.32 | 2.15 | 3.54 | 36.28 | 1.34 | 25.17 | 107.37 | 14.35 | 115.26 | 22.46 | 0.18 | 2.02 | 23.44 |
| Companies Issuing Dividends(16) | 13.98 | 13.09 | 0.45 | 3.24 | 3.06 | 0.47 | 3.37 | 2.98 | 38.36 | 1.26 | 25.50 | 103.70 | 14.65 | 112.35 | 22.35 | 0.26 | 2.90 | 42.97 |
| Companies Without Dividends(7) | 11.41 | 10.93 | 0.21 | 1.85 | 0.56 | -0.03 | -0.62 | 4.66 | 32.13 | 1.49 | 23.36 | 115.76 | 13.68 | 121.91 | 23.48 | 0.00 | 0.00 | 0.00 |
| Equity/Assets <6%(1) | 5.61 | 4.78 | 0.42 | 5.19 | 7.51 | 0.31 | 3.74 | 1.40 | 67.93 | 1.35 | 13.31 | 95.36 | 5.35 | 112.84 | 18.47 | 0.12 | 1.33 | 17.65 |
| Equity/Assets 6-12%(12) | 10.37 | 9.98 | 0.25 | 2.41 | 1.53 | 0.11 | 0.99 | 4.64 | 31.15 | 1.43 | 22.53 | 98.49 | 10.15 | 102.42 | 15.73 | 0.17 | 2.00 | 14.94 |
| Equity/Assets >12%(10) | 17.34 | 16.14 | 0.52 | 3.06 | 2.70 | 0.58 | 3.39 | 2.44 | 39.03 | 1.22 | 29.79 | 119.23 | 20.30 | 130.91 | 27.60 | 0.21 | 2.12 | 33.09 |
| Holding Company Structure(21) | 13.11 | 12.27 | 0.37 | 2.81 | 2.32 | 0.31 | 2.07 | 3.73 | 36.55 | 1.38 | 24.59 | 106.28 | 14.06 | 114.92 | 21.38 | 0.19 | 2.10 | 25.78 |
| Assets Over $1 Billion(10) | 13.31 | 12.53 | 0.38 | 2.85 | 1.57 | 0.23 | 1.23 | 3.14 | 44.06 | 1.37 | 30.22 | 132.68 | 17.90 | 142.08 | 28.65 | 0.12 | 1.20 | 11.43 |
| Assets $500 Million-$1 Billion(4) | 9.59 | 9.59 | 0.11 | 1.30 | -0.28 | 0.10 | 1.09 | 4.45 | 33.56 | 1.51 | 13.70 | 96.92 | 9.31 | 96.92 | 13.81 | 0.21 | 1.31 | 25.93 |
| Assets $250-$500 Million(8) | 13.38 | 12.77 | 0.45 | 3.50 | 4.46 | 0.49 | 3.73 | 3.65 | 32.45 | 1.33 | 20.76 | 80.12 | 10.67 | 86.39 | 18.24 | 0.23 | 3.08 | 37.21 |
| Assets less than $250 Million(1) | 24.93 | 20.04 | 0.77 | 3.04 | 2.64 | 0.77 | 3.04 | 2.28 | 15.62 | 0.46 | 37.83 | 114.17 | 28.47 | 151.30 | 37.83 | 0.40 | 4.60 | 0.00 |
| Goodwill Companies(15) | 13.47 | 12.30 | 0.39 | 2.91 | 2.59 | 0.28 | 1.83 | 3.62 | 38.51 | 1.43 | 26.15 | 111.79 | 15.18 | 123.89 | 23.43 | 0.16 | 2.05 | 20.10 |
| Non-Goodwill Companies(8) | 12.67 | 12.67 | 0.36 | 2.64 | 1.75 | 0.39 | 2.75 | 3.42 | 32.66 | 1.13 | 22.96 | 99.08 | 12.81 | 99.08 | 20.75 | 0.23 | 1.97 | 32.34 |
| MHC Institutions(23) | 13.20 | 12.43 | 0.38 | 2.82 | 2.30 | 0.32 | 2.15 | 3.54 | 36.28 | 1.34 | 25.17 | 107.37 | 14.35 | 115.26 | 22.46 | 0.18 | 2.02 | 23.44 |

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 11, 2012

| | | Key Financial Ratios | | | | | | | Asset Quality Ratios | | | Pricing Ratios | | | | | Dividend Data(6) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Reported Earnings | | | Core Earnings | | | | | | | | | | | | |
| | Financial Institution | Equity/ Assets (%) | Tang. Equity/ Assets (%) | ROA(5) (%) | ROE(5) (%) | ROI(5) (%) | ROA(5) (%) | ROE(5) (%) | NPAs Assets (%) | Resvs/ NPAs (%) | Resvs/ Loans (%) | Price/ Earning (X) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang. Book (%) | Price/ Core Earnings (x) | Ind. Div./ Share ($) | Divi- dend Yield (%) | Payout Ratio(7) (%) |
| NYSE Traded Companies | | | | | | | | | | | | | | | | | | | |
| AF | Astoria Financial Corp. of NY* | 7.35 | 6.33 | 0.39 | 5.30 | 7.30 | 0.37 | 5.14 | 2.96 | 35.54 | 1.12 | 13.71 | 73.33 | 5.39 | 86.06 | 14.12 | 0.16 | 1.72 | 23.53 |
| BBX | BankAtlantic Bancorp Inc of FL(8)* | 0.19 | -0.18 | -1.36 | NM | NM | -0.84 | NM | 14.64 | 23.87 | 1.57 | NM | NM | 2.15 | NM | NM | 0.00 | 0.00 | NM |
| FBC | Flagstar Bancorp, Inc. of MI* | 6.61 | 6.54 | -0.41 | -4.81 | -11.76 | -2.39 | -28.37 | 7.83 | 26.22 | 2.52 | NM | 52.15 | 3.45 | 52.80 | NM | 0.00 | 0.00 | NM |
| NYB | New York Community Bcrp of NY* | 13.24 | 7.79 | 1.16 | 8.62 | 8.43 | 1.02 | 7.59 | 1.39 | 27.42 | 0.55 | 11.86 | 102.05 | 13.51 | 184.45 | 13.47 | 1.00 | 7.73 | NM |
| PFS | Provident Fin. Serv. Inc of NJ* | 13.42 | 8.81 | 0.83 | 6.10 | 6.57 | 0.81 | 5.97 | 2.45 | 43.04 | 1.59 | 15.21 | 91.28 | 12.25 | 146.55 | 15.54 | 0.52 | 3.60 | 54.74 |
| NASDAQ Listed OTC Companies | | | | | | | | | | | | | | | | | | | |
| ASBB | ASB Bancorp, Inc. of NC* | 14.61 | 14.61 | 0.10 | 0.85 | 0.98 | -0.12 | -1.04 | 3.67 | 36.15 | 2.54 | NM | 68.87 | 10.06 | 68.87 | NM | 0.00 | 0.00 | 0.00 |
| ALLB | Alliance Bancorp, Inc. of PA* | 17.68 | 17.68 | 0.25 | 1.48 | 1.79 | 0.26 | 1.55 | 3.71 | 23.76 | 1.35 | NM | 77.51 | 13.70 | 77.51 | NM | 0.20 | 1.70 | NM |
| ANCB | Anchor Bancorp of Aberdeen, WA* | 11.36 | 11.36 | -1.96 | -17.64 | NM | -1.95 | -17.55 | NA | NA | 1.92 | NM | 49.65 | 5.64 | 49.65 | NM | 0.00 | 0.00 | NM |
| AFCB | Athens Bancshares, Inc. of TN* | 17.82 | 17.72 | 0.68 | 3.81 | 5.00 | 0.29 | 1.61 | 1.66 | 106.16 | 1.91 | 20.00 | 75.45 | 13.44 | 75.98 | NM | 0.20 | 1.41 | 28.17 |
| ACFC | Atlantic Coast Fin. Corp of GA* | 5.87 | 5.86 | -1.28 | -20.50 | NM | -1.69 | -27.06 | 8.52 | 22.51 | 2.42 | NM | 12.61 | 0.74 | 12.62 | NM | 0.00 | 0.00 | NM |
| BLMT | BSB Bancorp, Inc. of MA* | 19.66 | 19.66 | -0.24 | -1.85 | -1.41 | -0.03 | -0.21 | 0.59 | 99.26 | 0.92 | NM | 89.33 | 17.56 | 89.33 | NM | 0.00 | 0.00 | NM |
| BKMU | Bank Mutual Corp of WI* | 10.64 | 10.61 | -1.89 | -16.53 | -28.61 | -2.05 | -17.98 | 5.13 | 27.73 | 1.86 | NM | 62.72 | 6.68 | 62.94 | NM | 0.04 | 1.11 | NM |
| BFIN | BankFinancial Corp. of IL* | 12.78 | 12.58 | -3.01 | -20.26 | NM | -2.95 | -19.91 | 7.27 | 27.93 | 2.52 | NM | 76.69 | 9.80 | 78.09 | NM | 0.04 | 0.55 | NM |
| BFED | Beacon Federal Bancorp of NY* | 10.92 | 10.92 | 0.55 | 5.14 | 6.91 | 0.77 | 7.19 | 4.44 | 42.01 | 2.41 | 14.46 | 74.31 | 8.11 | 74.31 | 10.35 | 0.28 | 2.08 | 30.11 |
| BNCL | Beneficial Mut MHC of PA(43.3) | 13.70 | 11.30 | 0.24 | 1.81 | 1.59 | 0.30 | 2.33 | 2.67 | 44.95 | 2.16 | NM | 112.23 | 15.38 | 139.84 | NM | 0.00 | 0.00 | 0.00 |
| BHLB | Berkshire Hills Bancorp of MA* | 13.86 | 8.76 | 0.52 | 3.79 | 3.74 | 0.91 | 6.71 | 0.75 | 105.48 | 1.07 | 26.72 | 84.95 | 11.78 | 142.45 | 15.09 | 0.68 | 3.07 | NM |
| BOFI | Bofi Holding, Inc. Of CA* | 7.60 | 7.60 | 1.21 | 14.80 | 10.84 | 0.88 | 10.81 | 1.11 | 33.18 | 0.49 | 9.23 | 127.25 | 9.67 | 127.25 | 12.63 | 0.00 | 0.00 | 0.00 |
| BYFC | Broadway Financial Corp. of CA* | 1.56 | 1.56 | -2.36 | -37.36 | NM | -2.35 | -37.18 | 16.79 | 23.04 | 4.54 | NM | 36.63 | 0.57 | 36.63 | NM | 0.04 | 2.92 | NM |
| BRKL | Brookline Bancorp, Inc. of MA* | 15.26 | 13.94 | 0.94 | 5.73 | 4.55 | 0.96 | 5.87 | 0.60 | 164.34 | 0.87 | 22.00 | 125.80 | 19.20 | 139.84 | 21.48 | 0.34 | 3.77 | NM |
| CITZ | CFS Bancorp, Inc of Munster IN* | 8.99 | 8.99 | -0.91 | -9.31 | -17.14 | -0.99 | -10.09 | 7.49 | 19.63 | 1.66 | NM | 59.01 | 5.30 | 59.01 | NM | 0.04 | 0.71 | NM |
| CMSB | CMS Bancorp Inc of W Plains NY* | 8.51 | 8.51 | -0.04 | -0.42 | -0.69 | -0.08 | -0.93 | 2.45 | 24.60 | 0.85 | NM | 60.56 | 5.16 | 60.56 | NM | 0.00 | 0.00 | NM |
| CBNJ | Cape Bancorp, Inc. of NJ* | 13.60 | 11.71 | 0.75 | 5.63 | 7.41 | 0.95 | 7.13 | 3.99 | 29.27 | 1.69 | 13.50 | 74.04 | 10.07 | 87.85 | 10.66 | 0.00 | 0.00 | 0.00 |
| CFFN | Capitol Federal Fin Inc. of KS* | 20.52 | 20.52 | 0.40 | 2.17 | 1.93 | 0.68 | 3.67 | 0.86 | 19.06 | 0.24 | NM | 101.71 | 20.87 | 101.71 | 30.59 | 0.30 | 2.51 | NM |
| CARV | Carver Bancorp, Inc. of NY* | 2.31 | 2.31 | -3.09 | NM | NM | -3.00 | NM | 14.07 | 21.63 | 4.25 | NM | 111.90 | 2.59 | 111.90 | NM | 0.00 | 0.00 | NM |
| CEBK | Central Bncrp of Somerville MA* | 6.68 | 6.28 | 0.03 | 0.33 | 0.30 | -0.10 | -1.05 | 2.82 | 27.76 | 0.97 | NM | 146.48 | 9.79 | 156.44 | NM | 0.20 | 0.66 | NM |
| CFBK | Central Federal Corp. of OH* | 1.13 | 1.09 | -2.14 | -45.85 | NM | -2.30 | -49.22 | 6.08 | 40.02 | 3.86 | NM | 89.18 | 1.00 | 92.15 | NM | 0.00 | 0.00 | NM |
| CHFN | Charter Fin Corp MHC GA (38.4) | 12.19 | 11.71 | 0.24 | 1.87 | 1.55 | 0.31 | 2.41 | 1.97 | 70.53 | NA | NM | 122.27 | 14.90 | 127.97 | NM | 0.20 | 2.21 | NM |
| CHEV | Cheviot Financial Corp. of OH* | 16.46 | 14.65 | 0.41 | 4.22 | 3.94 | 0.41 | 4.22 | 3.86 | 6.11 | NA | 25.38 | 62.99 | 10.37 | 70.74 | 25.38 | 0.32 | 3.71 | NM |
| CBNK | Chicopee Bancorp, Inc. of MA* | 14.73 | 14.73 | 0.19 | 1.23 | 1.38 | 0.16 | 1.05 | 1.15 | 63.67 | 0.98 | NM | 89.56 | 13.19 | 89.56 | NM | 0.00 | 0.00 | 0.00 |
| CZWI | Citizens Comm Bncorp Inc of WI* | 9.93 | 9.86 | 0.00 | 0.00 | 0.00 | -0.01 | -0.10 | 1.83 | 56.86 | 1.29 | NM | 60.47 | 6.01 | 60.94 | NM | 0.00 | 0.00 | NM |
| CSBC | Citizens South Bnkg Corp of NC* | 6.68 | 6.56 | -0.06 | -0.74 | -1.20 | 0.23 | 2.71 | 3.06 | 38.54 | 1.58 | NM | 79.74 | 5.32 | 81.30 | 22.73 | 0.04 | 0.80 | NM |
| CSBK | Clifton Svg Bp MHC of NJ(35.8) | 16.59 | 16.59 | 0.74 | 4.60 | 3.11 | 0.72 | 4.46 | 0.37 | 46.07 | 0.46 | 32.13 | 144.99 | 24.05 | 144.99 | 33.16 | 0.24 | 2.33 | NM |
| COBK | Colonial Financial Serv. of NJ* | 11.87 | 11.87 | 0.55 | 4.66 | 6.43 | 0.53 | 4.44 | 4.81 | 17.32 | 1.66 | 15.54 | 71.87 | 8.53 | 71.87 | 16.33 | 0.00 | 0.00 | 0.00 |
| CFFC | Community Fin. Corp. of VA* | 7.38 | 7.38 | 0.19 | 2.01 | 5.71 | 0.19 | 2.01 | 7.87 | 24.15 | 2.11 | 17.52 | 46.75 | 3.45 | 46.75 | 17.52 | 0.00 | 0.00 | 0.00 |
| DCOM | Dime Community Bancshars of NY* | 8.98 | 7.70 | 1.17 | 13.73 | 9.83 | 1.18 | 13.84 | 1.39 | 38.23 | 0.57 | 10.18 | 133.79 | 12.02 | 158.29 | 10.10 | 0.56 | 4.08 | 41.48 |
| ESBF | ESB Financial Corp. of PA* | 9.17 | 7.18 | 0.81 | 9.00 | 8.22 | 0.79 | 8.83 | 0.76 | 40.84 | NA | 12.17 | 106.48 | 9.76 | 138.90 | 12.40 | 0.40 | 3.04 | 37.04 |
| ESSA | ESSA Bancorp, Inc. of PA* | 14.72 | 14.58 | 0.47 | 3.13 | 4.20 | 0.43 | 2.91 | 2.15 | 34.68 | 1.08 | 23.84 | 75.37 | 11.10 | 76.21 | 25.63 | 0.20 | 1.95 | 46.51 |
| EBMT | Eagle Bancorp Montanta of MT* | 16.02 | 16.02 | 0.55 | 3.44 | 4.75 | 0.27 | 1.68 | 1.62 | 31.65 | 0.89 | 21.06 | 72.21 | 11.57 | 72.21 | NM | 0.29 | 2.93 | 61.70 |
| FFCO | FedFirst Financial Corp of PA* | 17.53 | 17.23 | 0.26 | 1.47 | 2.13 | 0.20 | 1.13 | 1.03 | 88.23 | 1.25 | NM | 69.87 | 12.25 | 71.36 | NM | 0.12 | 0.85 | 40.00 |
| FSBI | Fidelity Bancorp, Inc. of PA* | 6.74 | 6.37 | 0.27 | 3.60 | 5.36 | 0.20 | 2.69 | 3.76 | 22.97 | NA | 18.64 | 75.76 | 5.11 | 80.53 | 25.00 | 0.08 | 0.73 | 13.56 |
| FBSI | First Bancshares, Inc. of MO* | 8.63 | 8.60 | -1.72 | -18.85 | NM | -1.86 | -20.43 | 2.27 | 36.95 | 1.74 | NM | 58.48 | 5.04 | 58.69 | NM | 0.00 | 0.00 | NM |
| FCAP | First Capital, Inc. of IN* | 11.60 | 10.50 | 0.90 | 8.04 | 6.94 | 0.80 | 7.20 | 1.97 | 48.54 | 1.53 | 14.41 | 112.69 | 13.08 | 126.07 | 16.09 | 0.76 | 3.69 | 53.15 |
| FCLF | First Clover Leaf Fin Cp of IL* | 13.81 | 11.90 | 0.34 | 2.47 | 4.27 | 0.22 | 1.58 | 4.23 | 20.19 | 1.96 | 23.44 | 58.25 | 8.05 | 69.10 | 36.63 | 0.24 | 4.10 | NM |
| FBNK | First Connecticut Bncorp of CT* | 15.57 | 15.57 | -0.26 | -1.89 | -1.76 | 0.00 | 0.00 | 2.25 | 42.07 | 1.32 | NM | 92.62 | 14.42 | 92.62 | NM | 0.12 | 0.92 | NM |
| FDEF | First Defiance Fin. Corp of OH* | 11.67 | 8.69 | 0.66 | 5.10 | 8.64 | 0.46 | 3.60 | 2.45 | 54.84 | 1.94 | 11.57 | 64.79 | 7.56 | 89.98 | 16.41 | 0.20 | 1.24 | 14.39 |
| FFNM | First Fed of N. Michigan of MI* | 11.32 | 11.18 | 0.34 | 3.13 | 7.43 | 0.25 | 2.28 | 4.18 | 17.83 | 1.18 | 13.46 | 41.08 | 4.65 | 41.67 | 18.42 | 0.00 | 0.00 | 0.00 |
| FFBH | First Fed. Bancshares of AR(8)* | 11.90 | 11.87 | -3.24 | -31.65 | -11.78 | -3.28 | -31.96 | 11.69 | 30.77 | 5.85 | NM | 237.82 | 28.30 | 238.48 | NM | 0.20 | 2.36 | NM |
| FFNW | First Fin NW, Inc of Renton WA* | 17.11 | 17.11 | 0.38 | 2.43 | 2.93 | 0.25 | 1.58 | 11.03 | 12.97 | 2.13 | 34.09 | 81.33 | 13.92 | 81.33 | NM | 0.00 | 0.00 | 0.00 |
| BANC | First PacTrust Bancorp of CA* | 15.27 | 15.27 | -0.36 | -2.02 | -2.48 | -0.43 | -2.38 | 4.25 | 22.78 | 1.33 | NM | 86.39 | 13.19 | 86.39 | NM | 0.48 | 4.25 | NM |
| FSFG | First Savings Fin. Grp. of IN* | 11.08 | 9.75 | 0.70 | 5.73 | 8.57 | 0.70 | 5.69 | 2.17 | 41.50 | 1.37 | 11.67 | 71.60 | 7.93 | 82.61 | 11.74 | 0.00 | 0.00 | 0.00 |
| FFIC | Flushing Fin. Corp. of NY* | 9.72 | 9.36 | 0.82 | 8.70 | 8.43 | 0.84 | 8.93 | 3.20 | 21.96 | 0.95 | 11.86 | 100.30 | 9.75 | 104.56 | 11.56 | 0.52 | 3.85 | 45.61 |
| FXCB | Fox Chase Bancorp, Inc. of PA* | 18.53 | 18.53 | 0.44 | 2.34 | 2.84 | 0.41 | 2.15 | 3.37 | 33.22 | 1.72 | 35.24 | 88.35 | 16.37 | 88.35 | 38.35 | 0.16 | 1.23 | 43.24 |
| FRNK | Franklin Financial Corp. of VA* | 23.54 | 23.54 | 0.10 | 0.56 | 0.53 | 0.30 | 1.61 | 4.63 | 28.77 | 2.38 | NM | 85.34 | 20.09 | 85.34 | NM | 0.00 | 0.00 | 0.00 |
| GCBC | Green Co Bcrp MHC of NY (44.4) | 9.05 | 9.05 | 1.02 | 11.68 | 7.30 | 1.01 | 11.59 | 1.35 | 72.52 | 1.88 | 13.70 | 152.26 | 13.78 | 152.26 | 13.81 | 0.70 | 3.78 | 51.85 |
| HFFC | HF Financial Corp. of SD* | 7.76 | 7.43 | 0.05 | 0.67 | 0.73 | 0.20 | 2.52 | 2.17 | 40.58 | 1.46 | NM | 90.98 | 7.06 | 95.35 | 36.18 | 0.45 | 3.66 | NM |
| HMNF | HMN Financial, Inc. of MN* | 4.09 | 4.09 | -1.60 | -20.31 | NM | -1.73 | -21.99 | 9.05 | 34.70 | 3.81 | NM | 46.16 | 1.89 | 46.16 | NM | 0.00 | 0.00 | NM |
| HBNK | Hampden Bancorp, Inc. of MA* | 15.20 | 15.20 | 0.27 | 1.66 | 1.93 | 0.23 | 1.46 | 3.19 | 31.70 | NA | NM | 91.47 | 13.90 | 91.47 | NM | 0.16 | 1.23 | 64.00 |
| HARL | Harleysville Svgs Fin Cp of PA* | 6.97 | 6.97 | 0.65 | 9.87 | 8.14 | 0.73 | 11.07 | 0.43 | 92.80 | 0.74 | 12.28 | 117.28 | 8.17 | 117.28 | 10.94 | 0.80 | 4.43 | 54.42 |
| HBOS | Heritage Fin Group, Inc of GA* | 11.39 | 10.99 | 0.39 | 3.13 | 3.87 | 0.63 | 5.04 | 1.46 | 42.99 | 1.34 | 25.86 | 79.47 | 9.05 | 82.70 | 16.03 | 0.16 | 1.41 | 36.36 |
| HIFS | Hingham Inst. for Sav. of MA* | 7.30 | 7.30 | 1.13 | 15.54 | 9.98 | 1.13 | 15.54 | 1.12 | 61.12 | 0.87 | 10.02 | 146.91 | 10.72 | 146.91 | 10.02 | 1.00 | 1.76 | 17.64 |

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 11, 2012

| | | Key Financial Ratios | | | | | | | Asset Quality Ratios | | | Pricing Ratios | | | | | Dividend Data(6) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Tang. | Reported Earnings | | | Core Earnings | | | | | | | | Price/ | Price/ | Ind. | Divi- | |
| | Financial Institution | Equity/ Assets (%) | Equity/ Assets (%) | ROA(5) (%) | ROE(5) (%) | ROI(5) (%) | ROA(5) (%) | ROE(5) (%) | NPAs Assets (%) | Resvs/ NPAs (%) | Resvs/ Loans (%) | Price/ Earning (X) | Price/ Book (%) | Price/ Assets (%) | Tang. Book (%) | Core Earnings (x) | Div./ Share ($) | dend Yield (%) | Payout Ratio(7) (%) |
| | NASDAQ Listed OTC Companies (continued) | | | | | | | | | | | | | | | | | | |
| HBCP | Home Bancorp Inc. Lafayette LA* | 13.93 | 13.70 | 0.63 | 3.85 | 3.83 | 0.78 | 4.73 | 1.94 | 30.63 | 0.85 | 26.14 | 99.71 | 13.89 | 101.71 | 21.30 | 0.00 | 0.00 | 0.00 |
| HFBL | Home Federal Bancorp Inc of LA* | 20.72 | 20.72 | 0.98 | 4.40 | 4.93 | 0.36 | 1.60 | 0.09 | 423.74 | 0.80 | 20.27 | 87.51 | 18.14 | 87.51 | NM | 0.24 | 1.60 | 32.43 |
| HMST | HomeStreet, Inc. of WA* | 7.03 | 7.03 | -0.18 | NM | -3.56 | -0.18 | NM | 11.25 | 20.40 | 2.17 | NM | 72.70 | 5.11 | 72.70 | NM | 0.00 | 0.00 | NM |
| HFBC | HopFed Bancorp, Inc. of KY* | 9.63 | 9.59 | 0.18 | 1.66 | 3.33 | -0.03 | -0.27 | 1.49 | 86.23 | 1.89 | 30.00 | 56.05 | 5.40 | 56.35 | NM | 0.08 | 1.07 | 32.00 |
| HCBK | Hudson City Bancorp, Inc of NJ* | 10.06 | 9.74 | -1.40 | -14.88 | -21.48 | -0.36 | -3.85 | 2.10 | 25.20 | 0.97 | NM | 74.88 | 7.53 | 77.58 | NM | 0.32 | 4.95 | NM |
| IROQ | IF Bancorp, Inc. of IL* | 17.47 | 17.47 | 0.18 | 1.42 | 1.38 | 0.11 | 0.87 | 1.59 | 40.53 | 1.24 | NM | 74.33 | 12.98 | 74.33 | NM | 0.00 | 0.00 | 0.00 |
| ISBC | Investors Bcrp MHC of NJ(42.5) | 9.03 | 8.80 | 0.77 | 8.37 | 4.59 | 0.72 | 7.78 | 1.64 | 67.44 | 1.35 | 21.80 | 176.62 | 15.96 | 181.88 | 23.48 | 0.00 | 0.00 | 0.00 |
| JXSB | Jacksonville Bancorp Inc of IL* | 13.40 | 12.62 | 1.07 | 8.51 | 10.24 | 0.95 | 7.52 | 1.40 | 76.00 | NA | 9.77 | 77.93 | 10.44 | 83.46 | 11.06 | 0.30 | 1.80 | 17.54 |
| JFBI | Jefferson Bancshares Inc of TN* | 9.73 | 9.43 | -0.92 | -9.52 | NM | -0.98 | -10.12 | 5.98 | 31.04 | 1.95 | NM | 27.12 | 2.64 | 28.06 | NM | 0.00 | 0.00 | NM |
| KFFB | KY Fst Fed Bp MHC of KY (38.9) | 24.93 | 20.04 | 0.77 | 3.04 | 2.64 | 0.77 | 3.04 | 2.28 | 15.62 | 0.46 | 37.83 | 114.17 | 28.47 | 151.30 | 37.83 | 0.40 | 4.60 | NM |
| KFFG | Kaiser Federal Fin Group of CA* | 17.16 | 16.81 | 0.98 | 5.59 | 6.60 | 0.98 | 5.59 | 2.94 | 40.43 | 1.11 | 15.15 | 83.12 | 14.27 | 85.26 | 15.15 | 0.28 | 2.01 | 30.43 |
| KRNY | Kearny Fin Cp MHC of NJ (25.0) | 17.01 | 13.69 | 0.30 | 1.80 | 1.38 | 0.28 | 1.66 | NA | NA | 0.72 | NM | 129.57 | 22.04 | 167.32 | NM | 0.20 | 2.12 | NM |
| LSBI | LSB Fin. Corp. of Lafayette IN* | 9.93 | 9.93 | 0.15 | 1.51 | 2.00 | -0.06 | -0.56 | NA | NA | 1.71 | NM | 75.24 | 7.47 | 75.24 | NM | 0.00 | 0.00 | 0.00 |
| LPSB | LaPorte Bancrp MHC of IN(45.0) | 11.67 | 9.99 | 0.71 | 6.17 | 7.95 | 0.52 | 4.59 | 1.55 | 51.14 | 1.25 | 12.57 | 73.64 | 8.60 | 87.65 | 16.92 | 0.16 | 1.82 | 22.86 |
| LSBK | Lake Shore Bnp MHC of NY(38.8) | 13.09 | 13.09 | 0.76 | 6.18 | 6.20 | 0.82 | 6.67 | 0.56 | 44.06 | NA | 16.13 | 92.85 | 12.16 | 92.85 | 14.93 | 0.28 | 2.80 | 45.16 |
| LABC | Louisiana Bancorp, Inc. of LA* | 18.37 | 18.37 | 0.66 | 3.58 | 4.05 | 0.56 | 3.03 | 0.40 | 142.94 | 0.84 | 24.69 | 90.42 | 16.61 | 90.42 | 29.18 | 0.00 | 0.00 | 0.00 |
| MSBF | MSB Fin Corp MHC of NJ (40.3) | 11.63 | 11.63 | 0.20 | 1.75 | 2.43 | 0.20 | 1.75 | 7.94 | 9.79 | NA | NM | 71.88 | 8.36 | 71.88 | NM | 0.12 | 2.09 | NM |
| MGYR | Magyar Bancorp MHC of NJ(44.7) | 8.47 | 8.47 | -0.07 | -0.79 | -1.28 | -0.14 | -1.70 | 9.45 | 7.70 | 1.04 | NM | 61.20 | 5.19 | 61.20 | NM | 0.00 | 0.00 | NM |
| MLVF | Malvern Fed Bncp MHC PA(44.5) | 9.25 | 9.25 | -0.62 | -6.75 | -8.26 | -0.65 | -7.15 | 3.80 | 32.59 | 1.70 | NM | 81.49 | 7.54 | 81.49 | NM | 0.12 | 1.46 | NM |
| MFLR | Mayflower Bancorp, Inc. of MA* | 8.84 | 8.84 | 0.52 | 5.97 | 6.05 | 0.36 | 4.14 | NA | NA | 0.94 | 16.52 | 96.42 | 8.53 | 96.42 | 23.81 | 0.24 | 2.34 | 38.71 |
| EBSB | Meridian Fn Serv MHC MA (40.8) | 11.14 | 10.52 | 0.62 | 5.48 | 4.01 | 0.36 | 3.15 | 2.93 | 21.27 | 0.99 | 24.93 | 135.55 | 15.10 | 144.58 | NM | 0.00 | 0.00 | 0.00 |
| CASH | Meta Financial Group of IA* | 6.29 | 6.19 | 0.58 | 9.05 | 10.32 | 0.78 | 12.05 | 1.41 | 23.75 | 1.42 | 9.69 | 79.52 | 5.01 | 81.00 | 7.28 | 0.52 | 2.44 | 23.64 |
| NASB | NASB Fin, Inc. of Grandview MO* | 12.88 | 12.71 | -0.65 | -5.43 | -5.79 | -2.38 | -19.76 | 9.14 | 52.61 | 5.53 | NM | 91.89 | 11.84 | 93.36 | NM | 0.90 | 4.96 | NM |
| NECB | NE Comm Bncrp MHC of NY (43.2) | 21.89 | 21.61 | 0.52 | 2.23 | 3.42 | 0.52 | 2.23 | 7.17 | 21.08 | 2.06 | 29.26 | 65.64 | 14.37 | 66.75 | 29.26 | 0.12 | 2.16 | 63.16 |
| NHTB | NH Thrift Bancshares of NH* | 8.51 | 5.76 | 0.68 | 6.97 | 9.22 | 0.42 | 4.27 | 1.22 | 76.26 | 1.21 | 10.85 | 84.99 | 7.23 | 129.23 | 17.68 | 0.52 | 4.03 | 43.70 |
| NVSL | Naugatuck Valley Fin Crp of CT* | 14.48 | 14.47 | 0.43 | 3.48 | 4.56 | 0.24 | 1.99 | 4.66 | 31.06 | 1.73 | 21.91 | 64.78 | 9.38 | 64.84 | 38.35 | 0.12 | 1.56 | 34.29 |
| NFSB | Newport Bancorp, Inc. of RI* | 11.38 | 11.38 | 0.32 | 2.83 | 2.89 | 0.32 | 2.83 | 0.42 | 188.30 | 1.03 | 34.61 | 96.33 | 10.96 | 96.33 | 34.61 | 0.00 | 0.00 | 0.00 |
| NFBK | Northfield Bcp MHC of NY(41.8) | 16.09 | 15.52 | 0.73 | 4.32 | 2.99 | 0.83 | 4.94 | 2.81 | 40.06 | 2.60 | 33.50 | 148.57 | 23.91 | 155.13 | 29.31 | 0.24 | 1.71 | 57.14 |
| NWBI | Northwest Bancshares Inc of PA* | 14.51 | 12.60 | 0.80 | 5.24 | 5.50 | 0.80 | 5.24 | 2.63 | 34.79 | 1.30 | 18.18 | 101.44 | 14.72 | 119.40 | 18.18 | 0.48 | 4.00 | 72.73 |
| OBAF | OBA Financial Serv. Inc of MD* | 19.88 | 19.88 | 0.13 | 0.63 | 0.79 | 0.14 | 0.69 | 2.39 | 25.45 | NA | NM | 83.66 | 16.63 | 83.66 | NM | 0.00 | 0.00 | 0.00 |
| OSHC | Ocean Shore Holding Co. of NJ* | 10.53 | 9.98 | 0.55 | 4.92 | 5.81 | 0.61 | 5.48 | 0.54 | 74.71 | 0.54 | 17.21 | 82.99 | 8.74 | 88.02 | 15.45 | 0.24 | 1.99 | 34.29 |
| OCFC | OceanFirst Fin. Corp of NJ* | 9.42 | 9.42 | 0.92 | 9.89 | 7.61 | 0.83 | 8.91 | 2.76 | 36.42 | 1.16 | 13.13 | 126.16 | 11.88 | 126.16 | 14.56 | 0.48 | 3.26 | 42.86 |
| OFED | Oconee Fed Fn Cp MHC SC (35.0) | 21.72 | 21.72 | 0.69 | 3.39 | 3.35 | 0.98 | 4.80 | 0.72 | 27.14 | 0.28 | 29.88 | 95.26 | 20.69 | 95.26 | 21.12 | 0.40 | 3.27 | NM |
| OABC | OmniAmerican Bancorp Inc of TX* | 14.89 | 14.89 | 0.30 | 1.96 | 1.72 | 0.22 | 1.40 | 3.27 | 19.56 | 1.07 | NM | 114.23 | 17.01 | 114.23 | NM | 0.00 | 0.00 | 0.00 |
| ONFC | Oneida Financial Corp. of NY* | 13.24 | 9.85 | 0.89 | 6.75 | 8.34 | 0.83 | 6.28 | 0.78 | 58.69 | 1.04 | 11.99 | 81.10 | 10.74 | 113.25 | 12.88 | 0.48 | 4.60 | 55.17 |
| ORIT | Oritani Financial Corp of NJ* | 19.47 | 19.47 | 1.12 | 4.90 | 4.46 | 1.14 | 4.98 | 0.87 | 120.44 | 1.56 | 22.41 | 128.61 | 25.04 | 128.61 | 22.06 | 0.60 | 4.18 | NM |
| PSBH | PSB Hldgs Inc MHC of CT (42.9) | 9.70 | 8.30 | 0.26 | 2.69 | 4.27 | 0.70 | 7.22 | 3.00 | 21.88 | 1.19 | 23.42 | 63.75 | 6.19 | 75.68 | 8.73 | 0.16 | 3.60 | NM |
| PVFC | PVF Capital Corp. of Solon OH* | 8.68 | 8.68 | -1.01 | -10.99 | -14.55 | -1.85 | -20.21 | 8.70 | 43.55 | 2.92 | NM | 79.48 | 6.90 | 79.48 | NM | 0.00 | 0.00 | NM |
| PBHC | Pathfinder BC MHC of NY (36.3) | 5.61 | 4.78 | 0.42 | 5.19 | 7.51 | 0.31 | 3.74 | 1.40 | 67.93 | 1.35 | 13.31 | 95.36 | 5.35 | 112.84 | 18.47 | 0.12 | 1.33 | 17.65 |
| PBOP | Peoples Fed Bancshrs Inc of MA* | 20.73 | 20.73 | 0.54 | 2.52 | 2.53 | 0.53 | 2.46 | 1.66 | 36.59 | 0.84 | 39.50 | 100.85 | 20.91 | 100.85 | NM | 0.00 | 0.00 | 0.00 |
| PBCT | Peoples United Financial of CT* | 18.96 | 12.01 | 0.76 | 3.79 | 4.66 | 0.81 | 4.06 | 2.48 | 26.20 | 0.89 | 21.48 | 81.34 | 15.42 | 139.40 | 20.05 | 0.64 | 5.32 | NM |
| PBSK | Poage Bankshares, Inc. of KY* | 18.71 | 18.71 | 0.54 | 2.95 | 4.30 | 0.47 | 2.55 | 1.08 | 44.41 | 0.84 | 23.27 | 68.28 | 12.78 | 68.28 | 26.89 | 0.16 | 1.32 | 30.77 |
| PROV | Provident Fin. Holdings of CA* | 10.88 | 10.87 | 0.82 | 7.93 | 9.14 | -0.55 | -5.31 | 4.06 | 46.39 | 2.35 | 10.94 | 83.90 | 9.13 | 83.96 | NM | 0.16 | 1.46 | 16.00 |
| PBNY | Provident NY Bncrp, Inc. of NY* | 14.19 | 9.34 | 0.35 | 2.48 | 3.57 | 0.25 | 1.77 | 2.05 | 42.28 | 1.54 | 28.00 | 67.88 | 9.63 | 109.04 | 39.20 | 0.24 | 3.06 | NM |
| PBIP | Prudential Bncp MHC PA (25.4) | 11.59 | 11.59 | 0.12 | 1.07 | 1.12 | 0.18 | 1.61 | 3.18 | 21.41 | 1.41 | NM | 92.75 | 10.75 | 92.75 | NM | 0.00 | 0.00 | 0.00 |
| PULB | Pulaski Fin Cp of St. Louis MO* | 6.80 | 6.52 | 0.43 | 4.90 | 6.93 | 0.24 | 2.73 | 5.51 | 35.66 | 1.56 | 14.42 | 93.52 | 6.36 | 97.78 | 25.86 | 0.38 | 5.07 | 73.08 |
| RIVR | River Valley Bancorp of IN* | 6.88 | 6.86 | 0.36 | 4.32 | 5.74 | 0.21 | 2.60 | 5.13 | 18.35 | 1.52 | 17.42 | 87.71 | 6.03 | 88.00 | 28.93 | 0.84 | 5.19 | NM |
| RVSB | Riverview Bancorp, Inc. of WA* | 10.61 | 7.87 | -1.72 | -14.19 | NM | -1.72 | -14.19 | 7.26 | 25.44 | 2.29 | NM | 39.56 | 4.20 | 54.95 | NM | 0.00 | 0.00 | NM |
| RCKB | Rockville Fin New, Inc. of CT* | 19.05 | 19.00 | 0.41 | 2.40 | 2.18 | 0.62 | 3.65 | 0.81 | 109.05 | 1.09 | NM | 99.31 | 18.92 | 99.65 | 30.18 | 0.36 | 3.14 | NM |
| ROMA | Roma Fin Corp MHC of NJ (25.5) | 11.45 | 11.36 | 0.37 | 3.23 | 2.58 | 0.36 | 3.09 | NA | NA | 0.56 | 38.74 | 124.96 | 14.31 | 126.03 | NM | 0.32 | 3.59 | NM |
| SIFI | SI Financial Group, Inc. of CT* | 13.67 | 13.29 | 0.26 | 2.02 | 2.03 | 0.24 | 1.85 | 1.89 | 29.27 | 0.84 | NM | 91.90 | 12.56 | 94.90 | NM | 0.12 | 1.06 | 52.17 |
| SPBC | SP Bancorp, Inc. of Plano, TX* | 12.13 | 12.13 | 0.36 | 2.86 | 4.27 | -0.05 | -0.42 | 3.24 | 19.82 | 0.80 | 23.43 | 65.89 | 7.99 | 65.89 | NM | 0.00 | 0.00 | 0.00 |
| SVBI | Severn Bancorp, Inc. of MD* | 8.72 | 8.68 | -0.05 | -0.48 | -1.44 | -0.11 | -0.95 | 12.71 | 25.80 | 3.68 | NM | 44.62 | 3.89 | 44.85 | NM | 0.00 | 0.00 | NM |
| STND | Standard Financial Corp. of PA* | 17.92 | 16.12 | 0.74 | 4.21 | 5.67 | 0.73 | 4.13 | 1.24 | 84.21 | NA | 17.63 | 72.95 | 13.08 | 82.92 | 18.01 | 0.18 | 1.07 | 18.95 |
| SIBC | State Investors Bancorp of LA* | 19.21 | 19.21 | 0.42 | 3.02 | 2.88 | 0.69 | 4.95 | 1.42 | 45.87 | NA | 34.72 | 75.85 | 14.57 | 75.85 | 21.19 | 0.00 | 0.00 | 0.00 |
| THRD | TF Fin. Corp. of Newtown PA* | 11.35 | 10.79 | 0.57 | 5.21 | 5.55 | 0.45 | 4.09 | NA | NA | 1.40 | 18.01 | 91.69 | 10.41 | 97.09 | 22.97 | 0.20 | 0.80 | 14.39 |
| TFSL | TFS Fin Corp MHC of OH (26.4) | 16.23 | 16.16 | 0.23 | 1.40 | 0.83 | 0.23 | 1.40 | 3.45 | 41.80 | 0.99 | NM | 166.78 | 27.07 | 167.65 | NM | 0.00 | 0.00 | 0.00 |
| TBNK | Territorial Bancorp, Inc of HI* | 13.91 | 13.90 | 0.84 | 5.97 | 5.41 | 0.84 | 5.97 | 0.37 | 27.13 | 0.22 | 18.47 | 110.41 | 15.36 | 110.52 | 18.47 | 0.44 | 2.05 | 37.93 |
| TSBK | Timberland Bancorp, Inc. of WA* | 9.69 | 8.95 | -0.01 | -0.08 | -0.21 | -0.11 | -0.89 | 7.54 | 21.89 | 2.24 | NM | 48.12 | 4.66 | 52.54 | NM | 0.00 | 0.00 | NM |
| TRST | TrustCo Bank Corp NY of NY* | 7.98 | 7.96 | 0.80 | 11.22 | 6.52 | 0.78 | 10.90 | 1.27 | 90.02 | 1.92 | 15.34 | 148.34 | 11.84 | 148.75 | 15.79 | 0.26 | 4.84 | 74.29 |
| UCBA | United Comm Bncp MHC IN (40.7) | 11.74 | 11.07 | 0.05 | 0.43 | 0.52 | -0.13 | -1.15 | 6.84 | 16.61 | 1.82 | NM | 82.55 | 9.69 | 88.23 | NM | 0.44 | 7.63 | NM |
| UCFC | United Community Fin. of OH* | 9.30 | 9.28 | 0.02 | 0.18 | 0.50 | -0.31 | -3.59 | 9.34 | 22.28 | 2.95 | NM | 34.72 | 3.23 | 34.78 | NM | 0.00 | 0.00 | 0.00 |
| UBNK | United Financial Bncrp of MA* | 14.01 | 13.55 | 0.70 | 4.98 | 4.44 | 0.69 | 4.91 | 0.87 | 77.21 | 0.99 | 22.54 | 111.32 | 15.59 | 115.68 | 22.86 | 0.36 | 2.22 | 50.00 |
| WSB | WSB Holdings, Inc. of Bowie MD* | 14.10 | 14.10 | 0.33 | 2.41 | 4.94 | -0.04 | -0.30 | 9.11 | 22.40 | NA | 20.25 | 47.72 | 6.73 | 47.72 | NM | 0.00 | 0.00 | 0.00 |
| WSFS | WSFS Financial Corp. of DE* | 7.92 | 7.18 | 0.49 | 5.26 | 5.92 | 0.41 | 4.48 | 2.09 | 59.86 | 1.94 | 16.89 | 99.08 | 7.85 | 110.17 | 19.83 | 0.48 | 1.24 | 20.96 |
| WVFC | WVS Financial Corp. of PA* | 11.59 | 11.59 | 0.64 | 5.44 | 10.94 | 0.67 | 5.73 | 0.67 | 31.78 | NA | 9.14 | 48.67 | 5.64 | 48.67 | 8.69 | 0.16 | 2.30 | 21.05 |

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 11, 2012

| Financial Institution | Key Financial Ratios: Equity/ Assets (%) | Tang. Equity/ Assets (%) | Reported Earnings ROA(5) (%) | Reported Earnings ROE(5) (%) | Reported Earnings ROI(5) (%) | Core Earnings ROA(5) (%) | Core Earnings ROE(5) (%) | Asset Quality Ratios: NPAs Assets (%) | Resvs/ NPAs (%) | Resvs/ Loans (%) | Pricing Ratios: Price/ Earning (X) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang. Book (%) | Price/ Core Earnings (x) | Dividend Data(6): Ind. Div./ Share ($) | Divi- dend Yield (%) | Payout Ratio(7) (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| NASDAQ Listed OTC Companies (continued) | | | | | | | | | | | | | | | | | | |
| WAFD Washington Federal, Inc. of WA* | 14.18 | 12.52 | 0.83 | 5.98 | 5.82 | 0.79 | 5.70 | NA | NA | 1.77 | 17.19 | 100.22 | 14.22 | 115.73 | 18.06 | 0.32 | 1.79 | 30.77 |
| WSBF Waterstone Fin MHC of WI(26.2) | 9.71 | 9.67 | -0.43 | -4.40 | -6.92 | -1.84 | -18.90 | 9.31 | 20.34 | 2.49 | NM | 65.23 | 6.33 | 65.47 | NM | 0.00 | 0.00 | NM |
| WAYN Wayne Savings Bancshares of OH* | 9.68 | 9.26 | 0.43 | 4.45 | 6.74 | 0.40 | 4.22 | 3.01 | 31.25 | 1.63 | 14.83 | 65.05 | 6.30 | 68.36 | 15.64 | 0.24 | 2.79 | 41.38 |
| WEBK Wellesley Bancorp, Inc. of MA* | 13.99 | 13.99 | 0.64 | NM | 5.27 | 0.64 | NM | 1.40 | 84.24 | 1.48 | 18.97 | 86.85 | 12.15 | 86.85 | 18.97 | 0.00 | 0.00 | 0.00 |
| WFD Westfield Fin. Inc. of MA* | 18.20 | 18.18 | 0.45 | 2.47 | 2.92 | 0.45 | 2.47 | 1.50 | 37.47 | 1.40 | 34.24 | 83.22 | 15.15 | 83.31 | 34.24 | 0.24 | 3.34 | NM |
| WBKC Wolverine Bancorp, Inc. of MI* | 22.13 | 22.13 | 0.36 | 1.84 | 2.72 | 0.25 | 1.26 | 5.42 | 59.69 | 3.74 | 36.77 | 62.45 | 13.82 | 62.45 | NM | 0.00 | 0.00 | 0.00 |

## EXHIBIT IV-2

## Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

| Year/Qtr. Ended | | DJIA | S&P 500 | NASDAQ Composite | SNL Thrift Index | SNL Bank Index |
|---|---|---|---|---|---|---|
| 2000: | Quarter 1 | 10921.9 | 1498.6 | 4572.8 | 545.6 | 421.24 |
| | Quarter 2 | 10447.9 | 1454.6 | 3966.1 | 567.8 | 387.37 |
| | Quarter 3 | 10650.9 | 1436.5 | 3672.8 | 718.3 | 464.64 |
| | Quarter 4 | 10786.9 | 1320.3 | 2470.5 | 874.3 | 479.44 |
| 2001: | Quarter 1 | 9878.8 | 1160.3 | 1840.3 | 885.2 | 459.24 |
| | Quarter 2 | 10502.4 | 1224.4 | 2160.5 | 964.5 | 493.70 |
| | Quarter 3 | 8847.6 | 1040.9 | 1498.8 | 953.9 | 436.60 |
| | Quarter 4 | 10021.5 | 1148.1 | 1950.4 | 918.2 | 473.67 |
| 2002: | Quarter 1 | 10403.9 | 1147.4 | 1845.4 | 1006.7 | 498.30 |
| | Quarter 2 | 9243.3 | 989.8 | 1463.2 | 1121.4 | 468.91 |
| | Quarter 3 | 7591.9 | 815.3 | 1172.1 | 984.3 | 396.80 |
| | Quarter 4 | 8341.6 | 879.8 | 1335.5 | 1073.2 | 419.10 |
| 2003: | Quarter 1 | 7992.1 | 848.2 | 1341.2 | 1096.2 | 401.00 |
| | Quarter 2 | 8985.4 | 974.5 | 1622.8 | 1266.6 | 476.07 |
| | Quarter 3 | 9275.1 | 996.0 | 1786.9 | 1330.9 | 490.90 |
| | Quarter 4 | 10453.9 | 1112.0 | 2003.4 | 1482.3 | 548.60 |
| 2004: | Quarter 1 | 10357.7 | 1126.2 | 1994.2 | 1585.3 | 562.20 |
| | Quarter 2 | 10435.5 | 1140.8 | 2047.8 | 1437.8 | 546.62 |
| | Quarter 3 | 10080.3 | 1114.6 | 1896.8 | 1495.1 | 556.00 |
| | Quarter 4 | 10783.0 | 1211.9 | 2175.4 | 1605.6 | 595.10 |
| 2005: | Quarter 1 | 10503.8 | 1180.6 | 1999.2 | 1516.6 | 551.00 |
| | Quarter 2 | 10275.0 | 1191.3 | 2057.0 | 1577.1 | 563.27 |
| | Quarter 3 | 10568.7 | 1228.8 | 2151.7 | 1527.2 | 546.30 |
| | Quarter 4 | 10717.5 | 1248.3 | 2205.3 | 1616.4 | 582.80 |
| 2006: | Quarter 1 | 11109.3 | 1294.8 | 2339.8 | 1661.1 | 595.50 |
| | Quarter 2 | 11150.2 | 1270.2 | 2172.1 | 1717.9 | 601.14 |
| | Quarter 3 | 11679.1 | 1335.9 | 2258.4 | 1727.1 | 634.00 |
| | Quarter 4 | 12463.2 | 1418.3 | 2415.3 | 1829.3 | 658.60 |
| 2007: | Quarter 1 | 12354.4 | 1420.9 | 2421.6 | 1703.6 | 634.40 |
| | Quarter 2 | 13408.6 | 1503.4 | 2603.2 | 1645.9 | 622.63 |
| | Quarter 3 | 13895.6 | 1526.8 | 2701.5 | 1523.3 | 595.80 |
| | Quarter 4 | 13264.8 | 1468.4 | 2652.3 | 1058.0 | 492.85 |
| 2008: | Quarter 1 | 12262.9 | 1322.7 | 2279.1 | 1001.5 | 442.5 |
| | Quarter 2 | 11350.0 | 1280.0 | 2293.0 | 822.6 | 332.2 |
| | Quarter 3 | 10850.7 | 1166.4 | 2082.3 | 760.1 | 414.8 |
| | Quarter 4 | 8776.4 | 903.3 | 1577.0 | 653.9 | 268.3 |
| 2009: | Quarter 1 | 7608.9 | 797.9 | 1528.6 | 542.8 | 170.1 |
| | Quarter 2 | 8447.0 | 919.3 | 1835.0 | 538.8 | 227.6 |
| | Quarter 3 | 9712.3 | 1057.1 | 2122.4 | 561.4 | 282.9 |
| | Quarter 4 | 10428.1 | 1115.1 | 2269.2 | 587.0 | 260.8 |
| 2010: | Quarter 1 | 10856.6 | 1169.4 | 2398.0 | 626.3 | 301.1 |
| | Quarter 2 | 9744.0 | 1030.7 | 2109.2 | 564.5 | 257.2 |
| | Quarter 3 | 9744.0 | 1030.7 | 2109.2 | 564.5 | 257.2 |
| | Quarter 4 | 11577.5 | 1257.6 | 2652.9 | 592.2 | 290.1 |
| 2011: | Quarter 1 | 12319.7 | 1325.8 | 2781.1 | 578.1 | 293.1 |
| | Quarter 2 | 12414.3 | 1320.6 | 2773.5 | 540.8 | 266.8 |
| | Quarter 3 | 10913.4 | 1131.4 | 2415.4 | 443.2 | 198.9 |
| | Quarter 4 | 12217.6 | 1257.6 | 2605.2 | 481.4 | 221.3 |
| 2012: | Quarter 1 | 13212.0 | 1408.5 | 3091.6 | 529.3 | 284.9 |
| As of May 11, 2012 | | 12820.6 | 1353.4 | 2933.8 | 514.3 | 259.2 |

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

**EXHIBIT IV-3**

**Historical Thrift Stock Indices**

# Index Values

| | Index Values | | | | Price Appreciation (%) | | |
|---|---|---|---|---|---|---|---|
| | Apr 30, 12 | Mar 30, 12 | Dec 30, 11 | Apr 29, 11 | 1 Month | YTD | LTM |
| All Pub. Traded Thrifts | 523.3 | 529.3 | 481.4 | 575.9 | -1.13 | 8.71 | -9.14 |
| MHC Index | 2,871.5 | 2,832.0 | 2,658.7 | 3,015.8 | 1.39 | 8.00 | -4.78 |
| **Stock Exchange Indexes** | | | | | | | |
| NYSE Thrifts | 99.3 | 101.5 | 89.1 | 123.9 | -2.21 | 11.48 | -19.85 |
| OTC Thrifts | 1,433.9 | 1,446.1 | 1,327.9 | 1,511.7 | -0.84 | 7.98 | -5.15 |
| **Geographic Indexes** | | | | | | | |
| Mid-Atlantic Thrifts | 2,146.9 | 2,190.1 | 1,977.7 | 2,465.2 | -1.97 | 8.56 | -12.91 |
| Midwestern Thrifts | 1,586.3 | 1,573.4 | 1,405.3 | 1,718.2 | 0.82 | 12.88 | -7.68 |
| New England Thrifts | 1,593.9 | 1,662.9 | 1,589.1 | 1,686.0 | -4.15 | 0.31 | -5.46 |
| Southeastern Thrifts | 212.5 | 194.4 | 183.5 | 232.3 | 9.27 | 15.76 | -8.52 |
| Southwestern Thrifts | 450.3 | 441.1 | 383.4 | 374.1 | 2.09 | 17.45 | 20.38 |
| Western Thrifts | 58.8 | 56.4 | 47.9 | 54.5 | 4.41 | 22.84 | 8.03 |
| **Asset Size Indexes** | | | | | | | |
| Less than $250M | 786.5 | 798.3 | 755.2 | 746.0 | -1.47 | 4.15 | 5.44 |
| $250M to $500M | 2,858.1 | 2,836.4 | 2,647.7 | 2,835.1 | 0.77 | 7.95 | 0.81 |
| $500M to $1B | 1,266.1 | 1,233.9 | 1,095.0 | 1,284.0 | 2.61 | 15.63 | -1.39 |
| $1B to $5B | 1,571.8 | 1,577.0 | 1,437.5 | 1,558.9 | -0.33 | 9.34 | 0.83 |
| Over $5B | 239.0 | 243.6 | 221.3 | 277.3 | -1.87 | 8.03 | -13.80 |
| **Pink Indexes** | | | | | | | |
| Pink Thrifts | 153.3 | 151.4 | 138.5 | 150.4 | 1.22 | 10.63 | 1.94 |
| Less than $75M | 384.3 | 379.9 | 372.4 | 413.7 | 1.16 | 3.21 | -7.10 |
| Over $75M | 154.6 | 152.7 | 139.5 | 151.3 | 1.22 | 10.80 | 2.15 |
| **Comparative Indexes** | | | | | | | |
| Dow Jones Industrials | 13,213.6 | 13,212.0 | 12,217.6 | 12,810.5 | 0.01 | 8.15 | 3.15 |
| S&P 500 | 1,397.9 | 1,408.5 | 1,257.6 | 1,363.6 | -0.75 | 11.16 | 2.52 |

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

**EXHIBIT IV-4**

**Market Area Acquisition Activity**

## Exhibit IV-4
## New Jersey and New York Thrift Acquisitions 2008-Present

| | | | | | | Target Financials at Announcement | | | | | | | Deal Terms and Pricing at Announcement | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Announce Date | Complete Date | Buyer Short Name | | Target Name | | Total Assets ($000) | E/A (%) | TE/A (%) | ROAA (%) | ROAE (%) | NPAs/ Assets (%) | Rsrvs/ NPLs (%) | Deal Value ($M) | Value/ Share ($) | P/B (%) | P/TB (%) | P/E (x) | P/A (%) | Prem/ Cdeps (%) |
| 03/13/2012 | Pending | Northfield Bancorp Inc. (MHC) | NJ | Flatbush Federal Bancorp, Inc. (MHC) | NY | 144,102 | 10.53 | 10.53 | -0.61 | -5.62 | NA | NA | 18.2 | 6.652 | 120.07 | 120.07 | NM | 12.63 | NA |
| 02/01/2012 | Pending | Center Bancorp Inc. | NJ | Saddle River Valley Bank | NJ | 120,216 | 10.88 | 10.88 | -2.85 | -19.41 | 1.41 | 34.18 | 11.5 | NA | 87.59 | 90.00 | NM | 9.53 | -1.58 |
| 01/12/2012 | 01/12/2012 | Investor group | | College Savings Bank | NJ | 530,910 | 7.96 | 7.96 | 0.34 | 4.42 | 0.00 | NA | NA | NA | NA | NA | NA | NA | NA |
| 12/19/2011 | Pending | Wallkill Valley FS&LA | NY | Highland Falls Federal Savings & Loan Association | NY | 41,226 | 14.98 | 14.98 | -0.30 | -1.95 | 3.07 | 40.04 | NA | NA | NA | NA | NA | NA | NA |
| 08/16/2011 | 01/06/2012 | Investors Bancorp Inc. (MHC) | NJ | BFS Bancorp, MHC | NY | 469,929 | 8.67 | 8.67 | -4.84 | -53.30 | 24.93 | 17.644 | 10.3 | 0.800 | 25.32 | 25.32 | NM | 2.19 | NA |
| 04/14/2011 | 09/08/2011 | Investor group | NJ | Community FSB Holding Company | NY | 52,176 | 7.09 | 7.09 | -2.53 | -33.23 | 15.53 | 2.79 | NA | NA | NA | NA | NA | NA | NA |
| 02/15/2011 | 08/01/2011 | Ocean Shore Holding Co. | NJ | CBHC Financialcorp, Inc. | NJ | 136,038 | 7.69 | 7.69 | 0.91 | 12.28 | 0.61 | 122.71 | 11.9 | 15.500 | 130.00 | 130.00 | 10.30 | 8.76 | 1.57 |
| 10/12/2010 | 04/01/2011 | Berkshire Hills Bancorp Inc. | MA | Rome Bancorp, Inc. | NY | 329,637 | 18.59 | 18.59 | 1.08 | 5.98 | 0.69 | 113.04 | 73.3 | 10.813 | 119.61 | 119.61 | 19.31 | 22.23 | NA |
| 10/28/2009 | 10/27/2010 | Investor group | | Saddle River Valley Bancorp | NJ | 69,923 | 8.64 | 8.64 | -3.50 | -31.02 | 0.00 | NA | NA | NA | NA | NA | NA | NA | NA |
| 06/29/2009 | 07/06/2010 | BCB Bancorp Inc. | NJ | Pamrapo Bancorp, Inc. | NJ | 592,373 | 9.19 | 9.19 | 0.31 | 3.32 | 1.29 | 72.028 | 46.9 | 9.500 | NM | NM | NM | NM | NM |
| 05/12/2009 | 12/01/2009 | Quontic Bank Acquisition Corp. | NY | Golden First Bank | NY | 27,391 | 12.10 | 12.10 | -5.07 | -36.38 | 6.66 | 3.34 | NA | NA | NA | NA | NA | NA | NA |
| 12/14/2008 | 05/31/2009 | Investors Bancorp Inc. (MHC) | NJ | American Bancorp of New Jersey, Inc. | NJ | 628,827 | 14.70 | 14.70 | 0.27 | 1.83 | 0.30 | 163 | 98.1 | 8.611 | 101.19 | 101.19 | 50.65 | 15.60 | NA |
| | | | | Average: | | 261,896 | 10.92 | 10.92 | -1.40 | -12.76 | 4.95 | 63.20 | | | 97.30 | 97.70 | 26.75 | 11.82 | -0.01 |
| | | | | Median: | | 140,070 | 9.86 | 9.86 | -0.45 | -3.79 | 1.29 | 40.04 | | | 110.40 | 110.40 | 19.31 | 11.08 | 0.00 |

Source: SNL Financial, LC.

**EXHIBIT IV-5**

**Northfield Bancorp, Inc.**
**Director and Senior Management Summary Resumes**

# Exhibit IV-5
# Northfield Bancorp, Inc.
# Director and Senior Management Summary Resumes

| Name, Age, Director Since, Term Expiration | Experience, Qualifications, Attributes, Skills |
|---|---|
| John W. Alexander, 62, director since 1997, term expires 2014 | *Business Experience:* Mr. Alexander joined Northfield Bank in 1997, and has served as Chairman of the Board and Chief Executive Officer since 1998 and Chairman of the Board of Northfield-Federal since 2002. Mr. Alexander was also named President of Northfield Bank and Northfield-Federal in October 2006.<br><br>*Reasons why this person should serve as a director*: Mr. Alexander is a former tax partner with a national accounting and auditing firm, specializing in bank taxation and asset securitization. Mr. Alexander is a registered certified public accountant, with strong analytical and leadership skills. Mr. Alexander resides in Staten Island, New York, and is involved in state and national professional organizations including the New York Bankers Association, where he serves as a director, the New Jersey Bankers Association, the American Bankers Association and the American Institute of Certified Public Accountants. He is also a member of many community organizations including Staten Island University Hospital, the Staten Island Economic Development Corporation and the Northfield Bank Foundation. |
| John R. Bowen, 71, director since 2003, term expires 2013 | *Business and Other Experience:* Mr. Bowen has over 35 years of experience in all aspects of community banking, and retired as the Chief Executive Officer of Liberty Bank, in 2002.<br><br>*Reasons why this person should serve as a director*: Mr. Bowen has extensive knowledge of banking regulation and internal control, and has strong risk assessment and leadership skills. Mr. Bowen also has extensive experience in loan origination and monitoring. Mr. Bowen is a resident of New Jersey and is involved in local professional and community organizations including the Gateway Regional Chamber of Commerce and as a director of the Northfield Bank Foundation. |
| Annette Catino, 55, director since 2003, term expires 2014 | *Business Experience:* Ms. Catino has served as President and Chief Executive Officer of QualCare, Inc., Piscataway, New Jersey, a privately held managed care organization since 1991.<br><br>*Reasons why this person should serve as a director:* Ms. Catino has over 30 years of business experience in the healthcare industry. Ms. Catino has strong analytical and leadership skills with extensive experience with healthcare, municipal, and state governmental entities. Ms. Catino is a resident of New Jersey and is involved in local professional and community organizations including the Boards of Caucus Educational Corporation, the Val Skinner Foundation and the Meridian Healthcare Perspective. She served on New Jersey Governor Christie's transition committee on healthcare and was named by *NJBIZ* as the 2011 Executive of the Year, as well as one of the 100 most important people in New Jersey Business. |

## Exhibit IV-5 (continued)
## Northfield Bancorp, Inc.
## Director and Senior Management Summary Resumes

| Name, Age, Director Since, Term Expiration | Experience, Qualifications, Attributes, Skills |
|---|---|
| Gil Chapman, 58, director since 2005, term expires 2013 | *Business Experience:* Mr. Chapman has over 25 years of business experience, most recently owning and operating an automobile dealership in Staten Island, New York.<br><br>*Reasons why this person should serve as a director*: Mr. Chapman has strong marketing, sales, and customer service assessment skills. Mr. Chapman has significant experience in employee development, training, and business management. Mr. Chapman also has extensive experience in actively supervising financial personnel while operating his automobile business and has the requisite qualifications to be designated as an audit committee financial expert under the Securities and Exchange Commission's rules and regulations. Mr. Chapman is a resident of New Jersey, and is involved in local professional and community organizations including the National Association of Corporate Directors and, as a former Staten Island businessman, the Staten Island Economic Development Corporation and the Staten Island Urban League. |
| John P. Connors, Jr., 55, director since 2002, term expires 2014 | *Business Experience:* Mr. Connors is the managing partner of the law firm of Connors & Connors, P.C., located in Staten Island, New York.<br><br>*Reasons why this person should serve as a director*: Mr. Connors has over 26 years of business experience as a practicing lawyer. Mr. Connors is admitted to practice in the state and federal courts of New York and New Jersey and the District of Columbia. Mr. Connors has strong risk management skills and in-depth knowledge of contract and professional liability law related to key areas of our operations. Mr. Connors also has knowledge of and relationships with many of the residents and businesses located in Staten Island, New York. Mr. Connors is a resident of Staten Island, and is involved in local professional and community organizations including the Richmond County Bar Association, Notre Dame Academy and the Northfield Bank Foundation. |
| John J. DePierro, 71, director since 1984, term expires 2013 | *Business Experience:* Mr. DePierro has over 45 years of business experience in the healthcare industry. Mr. DePierro is currently a consultant to the healthcare industry and is a retired Chief Executive Officer of a major Staten Island health care system.<br><br>*Reasons why this person should serve as a director*: Mr. DePierro has strong leadership skills, and extensive knowledge of corporate governance, as well as knowledge of and relationships with many of the residents and businesses located in Staten Island, New York. Mr. DePierro is a resident of Staten Island, New York, and is involved in local professional and community organizations including directorships at the Seton Foundation for Learning, Mount Manresa Jesuit Retreat House and the Northfield Bank Foundation. |

## Exhibit IV-5 (continued)
## Northfield Bancorp, Inc.
## Director and Senior Management Summary Resumes

| Name, Age, Director Since, Term Expiration | Experience, Qualifications, Attributes, Skills |
|---|---|
| Susan Lamberti, 69, director since 2001, term expires 2015 | *Business Experience:* Ms. Lamberti was an educator with the New York City public schools until her retirement in 2002.<br><br>*Reasons why this person should serve as a director*: Ms. Lamberti has over 30 years of experience in the New York City Public School system. Ms. Lamberti has strong training and development skills, and has extensive knowledge of and relationships with many residents and businesses located in Staten Island, New York. Ms. Lamberti is a resident of Staten Island, and is involved in local professional and community organizations including the National Association of Corporate Directors, Sisters of Charity Housing Development Fund Corporation, and Service Auxiliary of Staten Island University Hospital. Ms. Lamberti also serves as Chairman of the Northfield Bank Foundation. |
| Albert J. Regen, 74, director since 1990, term expires 2015 | *Business Experience:* Mr. Regen served as the President of Northfield Bank from 1990 until his retirement in September 2006.<br><br>*Reasons why this person should serve as a director*: Mr. Regen has over 30 years of experience in community banking. Mr. Regen has extensive knowledge in the treasury area as well as interest rate risk management. Mr. Regen is currently a resident of New Jersey and is a director of the Northfield Bank Foundation. Mr. Regen was formerly a resident of Staten Island, New York and has extensive knowledge of and relationships with many of the residents and businesses located in Staten Island, New York. |
| Patrick E. Scura, Jr., 67, director since 2006, term expires 2015 | *Business Experience:* Mr. Scura was an audit partner at KPMG LLP for 27 years, until his retirement in 2005.<br><br>*Reasons why this person should serve as a director*: Mr. Scura is a former audit partner with a national accounting and auditing firm, specializing in community banking. Mr. Scura has over 35 years of experience auditing public company financial institutions in New Jersey. Mr. Scura is a licensed certified public accountant, and has strong risk assessment, financial reporting, and internal control expertise. Mr. Scura also has extensive knowledge of and relationships with community banks in our market area. Mr. Scura has the requisite qualifications to be designated as an audit committee financial expert under the SEC's rules and regulations. Mr. Scura resides in New Jersey, and is involved in local professional and community organizations including St. Peter's College and the American Institute of Certified Public Accountants. |

## Executive Officers of Northfield-Delaware and Northfield Bank

The following table sets forth information regarding the executive officers of Northfield-Delaware and Northfield Bank. Age information is as of December 31, 2011. The executive officers of Northfield-Delaware and Northfield Bank are elected annually.

| Name | Age | Position |
|---|---|---|
| John W. Alexander | 62 | Chairman of the Board, President and Chief Executive Officer |
| Kenneth J. Doherty | 54 | Executive Vice President, Chief Lending Officer |
| Madeline G. Frank | 67 | Senior Vice President, Corporate Secretary |
| Steven M. Klein | 46 | Executive Vice President, Chief Operating Officer and Chief Financial Officer |
| Michael J. Widmer | 52 | Executive Vice President, Operations |

The business experience for the past five years of each of our executive officers other than Mr. Alexander is set forth below. Unless otherwise indicated, executive officers have held their positions for at least the past five years.

***Kenneth J. Doherty*** joined Northfield Bank in 1988, and currently serves as Executive Vice President and Chief Lending Officer.

***Madeline G. Frank*** joined Northfield Bank in 1983 and has served as Director of Human Resources of Northfield Bank since that time. Ms. Frank also serves as Assistant Corporate Secretary for Northfield-Federal and Northfield Bank. On March 15, 2012, Ms. Frank announced her retirement as Senior Vice President, Human Resources Director, and Assistant Corporate Secretary of Northfield-Federal and Northfield Bank, effective June 30, 2012.

***Steven M. Klein*** joined Northfield-Federal and Northfield Bank in March 2005 and has served as Chief Financial Officer since that time. Effective March 1, 2011, Mr. Klein also was named Chief Operating Officer. Mr. Klein is a licensed certified public accountant in the State of New Jersey, and a member of the American Institute of Certified Public Accountants.

***Michael J. Widmer*** joined Northfield Bank in 2002 and currently serves as Executive Vice President, Operations.

## EXHIBIT IV-6

## Northfield Bancorp, Inc.
## Pro Forma Regulatory Capital Ratios

# Exhibit IV-6
# Northfield Bancorp, Inc.
# Pro Forma Regulatory Capital Ratios

| | Northfield Bank Historical at March 31, 2012 | | Pro Forma at March 31, 2012, Based Upon the Sale in the Offering of (1) | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | 28,900,000 Shares | | 34,000,000 Shares | | 39,100,000 Shares | |
| | Amount | Percent of Assets (2) | Amount | Percent of Assets (2) | Amount | Percent of Assets (2) | Amount | Percent of Assets (2) |
| | | | (Dollars in thousands) | | | | | |
| Equity | $ 353,503 | 14.72% | $ 467,612 | 18.42% | $ 487,946 | 19.04% | $ 508,279 | 19.64% |
| Tier 1 leverage capital | $ 319,066 | 13.48% | $ 433,115 | 17.29% | $ 453,449 | 17.93% | $ 473,782 | 18.56% |
| Leverage requirement (3) | 118,358 | 5.00 | 125,219 | 5.00 | 126,440 | 5.00 | 127,661 | 5.00 |
| Excess | $ 200,648 | 8.48% | $ 307,896 | 12.29% | $ 327,009 | 12.93% | $ 346,121 | 13.56% |
| Tier 1 risk-based capital (4) | $ 319,006 | 22.93% | $ 433,115 | 30.53% | $ 453,449 | 31.85% | $ 473,782 | 33.17% |
| Risk-based requirement | 83,474 | 6.00 | 85,121 | 6.00 | 85,414 | 6.00 | 85,707 | 6.00 |
| Excess | $ 235,532 | 16.93% | $ 347,994 | 24.53% | $ 368,035 | 25.85% | $ 388,075 | 27.17% |
| Total risk-based capital (4) | $ 336,521 | 24.19% | $ 450,630 | 31.76% | $ 470,964 | 33.08% | $ 491,297 | 34.39% |
| Risk-based requirement | 139,124 | 10.00 | 141,869 | 10.00 | 142,357 | 10.00 | 142,845 | 10.00 |
| Excess | $ 197,397 | 14.19% | $ 308,761 | 21.76% | $ 328,607 | 23.08% | $ 348,452 | 24.39% |
| Reconciliation of capital infused into Northfield Bank: | | | | | | | | |
| Net proceeds | | | $ 137,229 | | $ 161,643 | | $ 186,056 | |
| Less: Common stock acquired by stock-based benefit plan | | | (11,560) | | (13,600) | | (15,640) | |
| Less: Common stock acquired by employee stock ownership plan | | | (11,560) | | (13,600) | | (15,640) | |
| Pro forma increase | | | $ 114,109 | | $ 134,443 | | $ 154,776 | |

(1) Pro forma capital levels assume that the employee stock ownership plan purchases 4% of the shares of common stock sold in the stock offering with funds we lend. Pro forma generally accepted accounting principles ("GAAP") and regulatory capital have been reduced by the amount required to fund this plan. See "Management" for a discussion of the employee stock ownership plan.

(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) The current Tier 1 leverage requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Source: Northfield Bancorp, Inc.'s prospectus.

**EXHIBIT IV-7**

**Northfield Bancorp, Inc.**
**Pro Forma Analysis Sheet**

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Northfield Bancorp, Inc.
Prices as of May 11, 2012

| Valuation Midpoint Pricing Multiples | | Symbol | Subject at Midpoint | Peer Group Average | Peer Group Median | New York Companies Average | New York Companies Median | All Public Average | All Public Median |
|---|---|---|---|---|---|---|---|---|---|
| Price-earnings multiple | = | P/E | 35.92 x | 22.68x | 22.47x | 14.67x | 12.85x | 19.26x | 17.58x |
| Price-core earnings multiple | = | P/CE | 53.79 | 24.62x | 22.86x | 15.93x | 13.17x | 20.15x | 18.12x |
| Price-book ratio | = | P/B | 79.68% | 98.21% | 99.31% | 95.36% | 90.70% | 81.53% | 81.22% |
| Price-tangible book ratio | = | P/TB | 81.77% | 105.39% | 104.56% | 115.12% | 110.47% | 88.00% | 85.30% |
| Price-assets ratio | = | P/A | 19.62% | 14.79% | 15.15% | 8.87% | 9.69% | 10.16% | 9.80% |

Valuation Parameters

| | | | | | |
|---|---|---|---|---|---|
| Pre-Conversion Earnings (1)(Y) | $16,802,000 | (12 Mths 03/12) | ESOP Stock (% of Offering ) (E) | 4.00% | |
| Pre-Conversion Core Earnings (1)(\ | $11,629,800 | (12 Mths 03/12) | Cost of ESOP Borrowings (S) | 0.00% | |
| Pre-Conversion Book Value (2)(B) | $405,725,000 | | ESOP Amortization (T) | 30.00 | Years |
| Pre-Conv. Tang. Book Value (2)(B) | $387,855,000 | | Stock Program (% of Offering ) (M) | 4.00% | |
| Pre-Conversion Assets (2)(A) | $2,555,300,000 | | Stock Programs Vesting (N) | 5.00 | Years |
| Reinvestment Rate (R) | 1.04% | | Fixed Expenses | $2,240,000 | |
| Tax rate (TAX) | 40.00% | | Variable Expenses | 2.96% | |
| After Tax Reinvest. Rate (R) | 0.62% | | Percentage Sold (PCT) | 60.7880% | |
| Est. Conversion Expenses (3)(X) | 4.92% | | MHC Assets | $220,000 | |
| Insider Purchases | $945,000 | | Options as % of Offering (O1) | 10.00% | |
| Price/Share | $10.00 | | Estimated Option Value (O2) | 19.00% | |
| Foundation Cash Contribution (FC) | 0.00% | | Option Vesting Period (O3) | 5.00 | Years |
| Foundation Stock Contribution (FS) | 0.00% | Shares | % of Options taxable (O4) | 25.00% | |
| Foundation Tax Benefit (FT) | $0 | | | | |

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $559,320,750

2. $$V = \frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $559,320,750

3. $$V = \frac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $559,320,750

4. $$V = \frac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $559,320,750

5. $$V = \frac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $559,320,750

**Shares**

| Conclusion | 2nd Step Offering Shares | 2nd Step Exchange Shares | Full Conversion Shares | Plus: Foundation Shares | Total Market Capitalization Shares | Exchange Ratio |
|---|---|---|---|---|---|---|
| Maximum | 39,100,000 | 25,221,886 | 64,321,886 | 0 | 64,321,886 | 1.5426 |
| Midpoint | 34,000,000 | 21,932,075 | 55,932,075 | 0 | 55,932,075 | 1.3414 |
| Minimum | 28,900,000 | 18,642,264 | 47,542,264 | 0 | 47,542,264 | 1.1402 |

**Market Value**

| Conclusion | 2nd Step Offering Value | 2nd Step Exchange Shares Value | Full Conversion $ Value | Foundation Value | Total Market Capitalization $ Value |
|---|---|---|---|---|---|
| Maximum | $391,000,000 | $252,218,860 | $643,218,860 | 0 | $643,218,860 |
| Midpoint | $340,000,000 | $219,320,750 | $559,320,750 | 0 | $559,320,750 |
| Minimum | $289,000,000 | $186,422,640 | $475,422,640 | 0 | $475,422,640 |

(1) Includes $1,000 of net income earned on net MHC assets of $220,000
(2) Includes $220,000 of net MHC assets.
(3) Estimated offering expenses at midpoint of the offering.

## EXHIBIT IV-8

## Northfield Bancorp, Inc.
## Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $475,422,640 |
| Exchange Ratio | 1.1402 |
| | |
| 2nd Step Offering Proceeds | $289,000,000 |
| Less: Estimated Offering Expenses | 14,542,000 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $274,458,000 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $274,458,000 |
| Less: Cash Contribution to Foundation | 0 |
| Less: Stock Contribution to Foundation | 0 |
| Less: ESOP Stock Purchases (1) | (11,560,000) |
| Less: RRP Stock Purchases (2) | (11,560,001) |
| Net Proceeds to be Reinvested | $251,337,999 |
| Estimated after-tax net incremental rate of return | 0.62% |
| Earnings Increase | $1,558,296 |
| Less: Estimated cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (231,200) |
| Less: Stock Programs Vesting (4) | (1,387,200) |
| Less: Option Plan Vesting (5) | (988,380) |
| Net Earnings Increase | ($1,048,484) |

| 3. Pro Forma Earnings | Before Conversion | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended March 31, 2012 (reported) | $16,802,000 | ($1,048,484) | $15,753,516 |
| 12 Months ended March 31, 2012 (core) | $11,629,800 | ($1,048,484) | $10,581,316 |

| 4. Pro Forma Net Worth | Before Conversion | Net Addition to Equity | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| March 31, 2012 | $405,725,000 | $251,337,999 | $0 | $657,062,999 |
| March 31, 2012 (Tangible) | $387,855,000 | $251,337,999 | $0 | $639,192,999 |

| 5. Pro Forma Assets | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| March 31, 2012 | $2,555,300,000 | $251,337,999 | $0 | $2,806,637,999 |

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $559,320,750 |
| Exchange Ratio | 1.3414 |
| | |
| 2nd Step Offering Proceeds | $340,000,000 |
| Less: Estimated Offering Expenses | 16,714,600 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $323,285,400 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $323,285,400 |
| Less: Cash Contribution to Foundation | 0 |
| Less: Stock Contribution to Foundation | 0 |
| Less: ESOP Stock Purchases (1) | (13,600,000) |
| Less: RRP Stock Purchases (2) | (13,600,000) |
| Net Proceeds to be Reinvested | $296,085,400 |
| Estimated after-tax net incremental rate of return | 0.62% |
| Earnings Increase | $1,835,729 |
| Less: Estimated cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (272,000) |
| Less: Stock Programs Vesting (4) | (1,632,000) |
| Less: Option Plan Vesting (5) | (1,162,800) |
| Net Earnings Increase | ($1,231,071) |

| 3. Pro Forma Earnings | Before Conversion | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended March 31, 2012 (reported) | $16,802,000 | ($1,231,071) | $15,570,929 |
| 12 Months ended March 31, 2012 (core) | $11,629,800 | ($1,231,071) | $10,398,729 |

| 4. Pro Forma Net Worth | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| March 31, 2012 | $405,725,000 | $296,085,400 | $0 | $701,810,400 |
| March 31, 2012 (Tangible) | $387,855,000 | $296,085,400 | $0 | $683,940,400 |

| 5. Pro Forma Assets | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| March 31, 2012 | $2,555,300,000 | $296,085,400 | $0 | $2,851,385,400 |

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $643,218,860 |
| Exchange Ratio | 1.5426 |
| 2nd Step Offering Proceeds | $391,000,000 |
| Less: Estimated Offering Expenses | 18,887,200 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $372,112,800 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $372,112,800 |
| Less: Cash Contribution to Foundation | 0 |
| Less: Stock Contribution to Foundation | 0 |
| Less: ESOP Stock Purchases (1) | (15,640,000) |
| Less: RRP Stock Purchases (2) | (15,639,999) |
| Net Proceeds to be Reinvested | $340,832,801 |
| Estimated after-tax net incremental rate of return | 0.62% |
| Earnings Increase | $2,113,163 |
| Less: Estimated cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (312,800) |
| Less: Stock Programs Vesting (4) | (1,876,800) |
| Less: Option Plan Vesting (5) | (1,337,220) |
| Net Earnings Increase | ($1,413,657) |

| 3. Pro Forma Earnings | Before Conversion | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended March 31, 2012 (reported) | $16,802,000 | ($1,413,657) | $15,388,343 |
| 12 Months ended March 31, 2012 (core) | $11,629,800 | ($1,413,657) | $10,216,143 |

| 4. Pro Forma Net Worth | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| March 31, 2012 | $405,725,000 | $340,832,801 | $0 | $746,557,801 |
| March 31, 2012 (Tangible) | $387,855,000 | $340,832,801 | $0 | $728,687,801 |

| 5. Pro Forma Assets | Before Conversion | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| March 31, 2012 | $2,555,300,000 | $340,832,801 | $0 | $2,896,132,801 |

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

## EXHIBIT IV-9

## Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended December 31, 2011

| Comparable Group | | Net Income to Common ($000) | Less: Net Gains(Loss) ($000) | Tax Effect @ 34% ($000) | Less: Extraordinary Items ($000) | Estimated Core Income to Common ($000) | Shares (000) | Estimated Core EPS ($) |
|---|---|---|---|---|---|---|---|---|
| BRKL | Brookline Bancorp, Inc. of MA | $28,820 | $807 | ($274) | $0 | $29,353 | 70,212 | $0.42 |
| CBNJ | Cape Bancorp, Inc. of NJ | $7,987 | $3,205 | ($1,090) | $0 | $10,102 | 13,314 | $0.76 |
| ESSA | ESSA Bancorp, Inc. of PA | $5,132 | ($629) | $214 | $0 | $4,717 | 11,875 | $0.40 |
| FFIC | Flushing Financial Corp. of NY | $35,348 | $1,067 | ($363) | $0 | $36,052 | 30,920 | $1.17 |
| FXCB | Fox Chase Bancorp, Inc. of PA | $4,779 | ($730) | $248 | $0 | $4,297 | 12,754 | $0.34 |
| OCFC | OceanFirst Financial Corp. of NJ | $20,742 | ($2,853) | $970 | $0 | $18,859 | 18,594 | $1.01 |
| ORIT | Oritani Financial Corp. of NJ | $29,222 | $324 | ($110) | $0 | $29,436 | 45,452 | $0.65 |
| PBNY | Provident NY Bancorp, Inc. of NY | $10,736 | ($4,959) | $1,686 | $0 | $7,463 | 37,899 | $0.20 |
| RCKB | Rockville Financial New, Inc. of CT | $7,092 | $5,994 | ($2,038) | $0 | $11,048 | 28,868 | $0.38 |
| UBNK | United Financial Bancorp of MA | $11,184 | ($176) | $60 | $0 | $11,068 | 15,598 | $0.71 |
| WFD | Westfield Financial Inc. of MA (1) | $5,684 | ($204) | $69 | $0 | $5,549 | 26,602 | $0.21 |

(1) Financial information is for the quarter ending September 30, 2011.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

## FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

### *STRATEGIC PLANNING SERVICES*

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

### *MERGER ADVISORY SERVICES*

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

### *VALUATION SERVICES*

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

### *MANAGEMENT STUDIES*

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

### *ENTERPRISE RISK ASSESSMENT SERVICES*

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

### *OTHER CONSULTING SERVICES*

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

### *KEY PERSONNEL (Years of Relevant Experience & Contact Information)*

| | | |
|---|---|---|
| Ronald S. Riggins, Managing Director (31) | (703) 647-6543 | rriggins@rpfinancial.com |
| William E. Pommerening, Managing Director (27) | (703) 647-6546 | wpommerening@rpfinancial.com |
| Marcus Faust, Director (23) | (703) 647-6553 | mfaust@rpfinancial.com |
| Gregory E. Dunn, Director (28) | (703) 647-6548 | gdunn@rpfinancial.com |
| James P. Hennessey, Director (25) | (703) 647-6544 | jhennessey@rpfinancial.com |
| James J. Oren, Director (24) | (703) 647-6549 | joren@rpfinancial.com |
| Timothy M. Biddle, Senior Vice President (21) | (703) 647-6552 | tbiddle@rpfinancial.com |
| Janice Hollar, Senior Vice President (29) | (703) 647-6554 | jhollar@rpfinancial.com |
| Carla H. Pollard, Senior Vice President (22) | (703) 647-6556 | cpollard@rpfinancial.com |

RP Financial, LC.
1100 North Glebe Road, Suite 600
Arlington, VA 22201



Phone: (703) 528-1700
Fax: (703) 528-1788
www.rpfinancial.com